1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2007

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X                      Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                              No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-              .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number

1.1	Annual Report for the Year Ended December 31,2006, dated April 16, 2007

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 16, 2007	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and CEO

3

Exhibit 1.1

中国电信
CHINA TELECOM

Annual Report 2006

China Telecom Corporation Limited

HKEx Stock code: 728
NYSE Stock code: CHA

Ready for next MOVES
蓄勢待發 開拓未來

Our Mind

We strive to understand what our customers want and innovate services to delight them, making their life easier, simpler, richer and more productive. We aim to provide our services in an efficient way leveraging our unique rich resources and infrastructure. We firmly believe that when we continue to progress our way to full services convergence offering, our customers' value will be further enhanced , with our success and shareholder value to follow.

CONTENTS

2	Financial Highlights
4	Corporate Information
6	Chairman’s Statement
12	Business Review
22	Management’s Discussion and Analysis of Financial Conditions and Results of Operations
30	Directors, Supervisors and Senior Management
40	Report of the Directors
51	Report of the Supervisory Committee
54	Corporate Governance Report
68	Human Resources Development
74	Corporate Social Responsibility
77	Notice of Annual General Meeting
83	Report of the Independent International Auditor
85	Consolidated Balance Sheet
87	Balance Sheet
88	Consolidated Income Statement
89	Consolidated Statement of Changes in Equity
90	Consolidated Cash Flow Statement
92	Notes to the Financial Statements
140	Supplementary Information for American Depositary Shareholders
144	Financial Summary
146	Shareholder Information

Financial Highlights

Excluding amortisation of upfront connection fees

	2004	2005	2006	Rate of change (2006 over 2005)
Operating revenue (RMB millions)	152,754	162,529	170,122	4.7%
EBITDA (RMB millions)	78,542	81,825	84,911	3.8%
EBITDA margin	51.4%	50.3%	49.9%	-0.4p.p.
Net profit[1] (RMB millions)	19,565	21,131	22,171	4.9%
Capital expenditure (RMB millions)	56,307	53,864	49,085	-8.9%
Free cash flow (RMB millions)	17,048	21,801	29,072	33.4%
Total debt/Total equity[2]	94.5%	77.6%	61.8%	-15.8p.p.

Earnings per share (RMB)	0.248	0.261	0.274	4.9%
Dividend per share (HK$)	0.065	0.075	0.085	13.3%
Net asset value per share (RMB)	2.019	2.243	2.501	11.5%

Including amortisation of upfront connection fees

	2004	2005	2006
Operating revenue (RMB millions)	161,212	169,310	175,093
EBITDA (RMB millions)	87,000	88,606	89,882
EBITDA margin	54.0%	52.3%	51.3%
Net profit[1] (RMB millions)	28,023	27,912	27,142

[1]	Net profit represents profit attributable to equity holders of the Company.

[2]	Total equity represents total equity attributable to equity holders of the Company.

For further information, please browse

our website at www.chinatelecom-h.com

002	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

The charts below are based on financials excluding amortisation of upfront connection fees

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	003

Corporate Information

China Telecom Corporation Limited (“China Telecom” or the “Company”) is the world’s largest wireline telecommunications and broadband services provider, providing telecommunications and information services covering voice, data, image and multimedia in 20 provinces, municipalities, and autonomous regions in China, with more than 223 million fixed line subscribers and 28 million broadband subscribers. Our H shares and American Depositary Shares (“ADSs”) are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange respectively.

Milestones	SEPTEMBER 2002 Establishment of the Company with service areas including Shanghai, Guangdong, Jiangsu and Zhejiang.

DECEMBER 2003

Acquisition of six telecom companies as its wholly-owned subsidiaries, including Anhui Telecom, Fujian Telecom, Jiangxi Telecom, Guangxi Telecom, Chongqing Telecom and Sichuan Telecom, from China Telecommunications Corporation at a purchase price of RMB46.0 billion, expanding the Company’s service areas to 10 provinces.

NOVEMBER 2002 The Company was listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange with net proceeds from IPO of approximately US$1.3 billion.

004	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

BOARD OF DIRECTORS

Executive Directors

Wang Xiaochu (Chairman)

Leng Rongquan

Wu Andi

Zhang Jiping

Huang Wenlin

Li Ping

Yang Jie

Sun Kangmin

Non-Executive Director

Li Jinming

Independent Non-Executive

Directors

Zhang Youcai

Lo Hong Sui, Vincent

Shi Wanpeng

Xu Erming

Tse Hau Yin, Aloysius

NOMINATION COMMITTEE

Shi Wanpeng (Chairperson)

Zhang Youcai

Xu Erming

Tse Hau Yin, Aloysius

AUDIT COMMITTEE

Tse Hau Yin, Aloysius (Chairperson)

Zhang Youcai

Shi Wanpeng

Xu Erming

REMUNERATION

COMMITTEE

Lo Hong Sui, Vincent (Chairperson)

Shi Wanpeng

Xu Erming

Tse Hau Yin, Aloysius

COMPANY SECRETARY &

QUALIFIED ACCOUNTANT

Yung Shun Loy, Jacky

SUPERVISORY COMMITTEE

Zhang Xiuqin (Chairperson)

Zhu Lihao (Independent Supervisor)

Li Jian

Xu Cailiao

Ma Yuzhu (Employee Representative)

LEGAL

REPRESENTATIVE

Wang Xiaochu

INTERNATIONAL

AUDITOR

KPMG

LEGAL ADVISERS

Jingtian & Gongcheng

Freshfields Bruckhaus Deringer

Sullivan & Cromwell LLP

MAY 2004

Global Offering of approximately 5.3 billion new H shares with net proceeds of approximately US$1.5 billion.

JUNE 2004

Acquisition of ten telecom companies as its wholly-owned subsidiaries, including Hubei Telecom, Hunan Telecom, Hainan Telecom, Guizhou Telecom, Yunnan Telecom, Shaanxi Telecom, Gansu Telecom, Qinghai Telecom, Ningxia Telecom and

Xinjiang Telecom from China Telecommunications Corporation at a purchase price of RMB27.8 billion, expanding the Company’s service areas to 20 provinces.

DECEMBER 2004

Mr. Wang Xiaochu was appointed as the Chairman and CEO on the retirement of Mr. Zhou Deqiang.

OCTOBER 2005

Issued 6-month, RMB10 billion denominated short term commercial paper with an annual interest rate of 2.54%.

2006

Strategic transformation gaining momentum with integrated development of voice and non- voice businesses and driving sustained growth; revenue from non-voice business representing 29% of total operating revenues (excluding amortisation of upfront connection fees)

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	005

Chairman’s Statement

Dear Shareholders,

I am very encouraged to see the positive results of 2006 driven by our strategic transformation. In anticipation of rising challenges to our traditional wireline voice services business by mobile substitution, we decisively advocated and implemented strategic transformation two years ago, taking advantage of new business opportunities enhanced by the advancement of information technology. Aiming at the diverse needs of our customers, we continuously provided innovated products and services to delight and enhance value to them, leveraging our rich talents and network resources as well as our multi-services offering edge. These included improved high speed Internet experience, feeding information to our customers for their needs in daily life or business, providing IT and applications services to enhance their operating efficiency and business opportunities. Our above initiatives have not only abated the challenges on our traditional business operations, but also led to sustained growth in our overall revenue and profit. We firmly believe that as we further deepen our implementation of strategic transformation and progress our way to full services convergence offering, our customers' experience and value will be further enhanced, and our success and enhancement of shareholder value will follow.

006	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

FINANCIAL RESULTS

In 2006, the Company achieved favorable financial performance. Operating revenues reached RMB175,093 million, an increase of 3.4% from 2005, in which the amortisation of upfront connection fees was RMB4,971 million. Excluding the upfront connection fees, operating revenues was RMB170,122 million, an increase of 4.7% from 2005; EBITDA1 was RMB84,911 million, an increase of 3.8% from 2005; EBITDA margin1 was 49.9%; profit attributable to equity holders of the Company1 was RMB22,171 million, an increase of 4.9% from 2005; earnings per share1 was RMB0.27. Capital expenditure decreased by 8.9% from 2005 to RMB49,085 million as a result of more effective expenditure control. Free cash flow2 reached RMB29,072 million, an increase of 33.4% from 2005.

Taking into consideration the requirement for shareholders’ return and the need to maintain capital flexibility for ensuring the sustainable development of the Company, the Board of Directors will recommend at the forthcoming Annual General Meeting that the dividend be further increased to an equivalent of HK$0.085 per share, an increase of 13.3% from 2005.

BUSINESS PERFORMANCE

In 2006, we firmly implemented our transformation strategy and strengthened our execution capability. In response to an increasingly competitive environment, we emphasized the profitable development of our voice business. Instead of directly competing on pricing and driving revenue growth solely based on subscriber base expansion, we accelerated the development of integrated information services and enriched the value content of the transformation business. Leveraging our multi-services offering edge, we consolidated our traditional business through integrated development while progressing our way towards an integrated information services provider. In 2006, business structure was further optimised, with revenue from non-voice business accounting for 29.0% of operating revenues (excluding the amortised upfront connection fees), an increase of around 5 percentage points. The integrated information services were promptly launched and started taking shape with its revenue accounting for 20.0% of value-added services (“VAS”) revenue. Our customer base continued to expand in 2006. The number of access lines in service reached 223 million, a net increase of 12.95 million from 2005. The number of broadband subscribers reached 28.32 million, a net increase of 7.30 million from 2005.

[1]

Including the amortisation of upfront connection fees, EBITDA was RMB89,882 million, EBITDA margin was 51.3%, profit attributable to equity holders of the Company was RMB27,142 million and earnings per share was RMB0.34.

[2]	Free cash flow is calculated from EBITDA (excluding amortisation of upfront connection fees) minus capital expenditure and income tax.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	007

Chairman’s Statement

In response to customers’ needs, we continued to explore the potentials of integrated information services, such as “Best Tone” services. By leveraging our quality broadband access service, we strengthened our efforts in developing Internet value-added applications services, IT applications and services, and maintenance outsourcing services.

“Branding” is a collective reflection of corporate value. Effectively integrating services and products into customer brands is critical to enhancing customers’ perception, psychological preference and product value. Riding on our reputable corporate and business brands, we established our customer branding structure with regard to various customer segments. For enterprise customers, we further enriched the services and applications of “BizNavigator” to enhance their value through our professional and customized information solutions. For household customers, we launched “One Home” to meet their diverse needs for communication and information services, leveraging our multi-services offering edge. We will closely monitor the development of the individual customer market and will launch our brand for individual customers in due course so as to establish a comprehensive customer branding structure.

We had adjusted our investment structure and focus in line with our strategic transformation and business development, with resources allocation skewed towards high-return projects. We increased investment for strategic and transformation businesses, ensuring adequate investment in the underlying network and advancing our network capability on providing integrated services. At the same time, we optimized resource allocation and reduced investment in traditional business infrastructure including network, buildings and pipelines. We invigorated existing network resources and increased the utilization of our traditional network. In 2006, we basically completed our intelligent network upgrade, further optimising our IP network. We also incorporated soft-switches into our network with scale, strengthening our capabilities on providing integrated and differentiated services.

In 2006, we actively enhanced our human resources management system by strengthening employment reform, improving performance appraisal management, enhancing incentive schemes and refining remuneration mechanisms and fringe benefits. We closely monitored our employee numbers and structure and sourced for experienced personnel to join our Company. To promote the development of our transformation business, we implemented reforms on personnel management, employment and remuneration systems for the new and developing businesses.

We seized competitive advantage in the value chain by leveraging third parties’ strategic resources and strength. In appreciation of the importance of the joint efforts of the value chain in promoting the development of information services, we effectively joined together various strategic resources. We established close relationship with leading contents and services providers, and strengthened cooperation with equipment manufacturers for the development of new businesses and new terminals to further enhance our competitiveness along the value chain.

We further strengthened precision management and optimised resources allocation. We continued to enhance the organisation and control of logistics, capital and information flows. In 2006, the IT systems had achieved initial transform from being product- oriented to customer-oriented, from supporting a unitary product to accommodating integrated products and services packages. Significant progress was made in the development of the provincial- centralised customer relation management system and the billing system for integrated services. These had enhanced our precision management, marketing and servicing capabilities. With the implementation of stringent financial control, our capital resources and costs were skewed towards high-growth and high return business and operating units. We also improved our assessment system for business performance to enhance corporate value.

008	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

CORPORATE GOVERNANCE

We are firmly committed to continuously improving corporate governance. Starting from 2006, we further enhanced our transparency by publishing monthly subscriber numbers and disclosing additional quarterly key business and financial metrics. We continued to hold our Annual General Meeting in Hong Kong and fully utilised our corporate website to enhance interactive communications with shareholders. Over the years, we continued to improve our internal control systems covering financial reporting, compliance, operational controls and risk management functions, with reference to international best practices and relevant regulatory requirements. We implemented strict reviews of internal controls and established standing mechanisms to further improve operational efficiencies, reduce corporate risks so as to safeguard the interests of our shareholders.

OUTLOOK FOR 2007

We have clearly noticed from a global perspective that following the rapid expansion of mobile business, the deployment of ever-changing IP applications, and the acceleration of convergence of “triple-play” networks, transformation has become the global development trend of the telecommunications industry. It will be increasingly common for telecommunications operators to develop full-services operation.

Following the comprehensive implementation of China’s “Eleventh Five-Year Plan”, the entire telecommunications industry in China will aim to change its mode of growth and explore new areas of development to achieve sustainable growth and promote prosperity of the country. In recent years, the informatisation process has continued to accelerate in China with the rapidly growing demand for information infrastructure, information technology and applications services by the government, enterprises and households. This brings tremendous business opportunities for us. However, we also well realise the irreversible trend of mobile substitution and increasingly intensified competition in the telecommunications industry. We shall strive to grasp every opportunity to accomplish new developments, leveraging our motivated and innovative talents.

Looking ahead, we are fully confident. We shall continue to progress our strategic transformation and further innovate to improve our systems and mechanisms. We shall also fully implement brand oriented operations and continue to strengthen our strategic execution capabilities to enhance value for our customers, our company and our shareholders altogether.

Finally, I would like to take this opportunity to express my sincere appreciation to all of our shareholders, directors, members of the Supervisory Committee as well as our employees and customers.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

26 March 2007

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	009

25%

Non-voice revenue increased by 25%
and represented 29% of operating revenues

We are no longer a telephone-lines company providing call business only. Our intelligent networks and systems could now support a great variety of services to satisfy diverse needs of our customers' everyday life covering communications, entertainment, information, high speed access to Internet. It could also enhance our business customers on capturing business opportunities and improving productivity. Our continuous investment in enhancing our networks and systems has been laying a solid foundation for our future full services convergence offering .

Business Review

The following table sets out our key operating data in 2004, 2005 and 2006:

	Unit	2004	2005	2006	2006 over 2005 Rate of change

Local wireline access lines in service	Thousand	186,648	210,094	223,045	6.2%
Local voice usage	Million pulses	429,150	449,404	422,562	-6.0%
Domestic long distance usage	Million minutes	81,960	93,817	95,567	1.9%
International, Hong Kong, Macau and Taiwan long distance usage	Million minutes	1,654	1,711	1,601	-6.4%
Broadband subscribers	Thousand	13,839	21,024	28,324	34.7%
2M digital circuit leased	Thousand	169.45	197.42	228.19	15.6%
Volume of inbound local calls	Million minutes	94,747	102,670	124,452	21.2%
Caller ID service subscribers	Thousand	109,031	131,461	145,725	10.9%
SMS usage volume	Million messages	–	17,254	23,277	34.9%
Colour Ring Tone subscribers	Thousand	–	18,162	36,684	102.0%

In 2006, the Company witnessed a stable development of its business with an increased proportion of revenue from its non-voice services business1, demonstrating the success of its business transformation and the further optimisation of its revenue structure.

In 2006, total operating revenues were RMB175,093 million, an increase of 3.4% from 2005. Excluding the amortisation of upfront connection fees, the Company’s operating revenues were RMB170,122 million, representing a 4.7% annual growth. The increase in operating revenues was mainly attributable to the rapid development of broadband services and value-added services (“VAS”), driving up revenue growth by 3.7% and 2.6% respectively. The revenue from non-voice services accounted for 29.0% of operating revenues excluding amortisation of upfront connection fees, an increase of 4.8 percentage points from 2005.

PRODUCTS ANALYSIS

Voice Services

In 2006, revenue from voice services2 reached RMB120,826 million, a decrease of 1.9% from 2005, accounting for 71.0% of operating revenues (excluding amortisation of upfront connection fees). Of this, revenue from local telephone services was

Access Lines in Service

(millions)

[1]	Revenues from non-voice services include revenues from Internet access services, value-added services, managed data services, leased line service and others.

[2]

Revenues from voice services include installation fees, monthly fees, local usage fees, domestic long distance fees, International, Hong Kong, Macau and Taiwan long distance fees, and interconnection service fees.

012	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

RMB78,074 million, a decrease of 3.5%. Revenue from domestic long distance services amounted to RMB25,517 million, a decrease of 1.8%. Revenue from international, Hong Kong, Macau and Taiwan long distance telephone services totalled RMB3,140 million, a decrease of 7.8% while revenue from interconnection was RMB14,095 million, an increase of 9.8%.

In 2006, the total number of wireline telephone subscribers reached 223.05 million, a net increase of 12.95 million, of which wireless local access services grew by a net increase of 5.64 million subscribers, a slight decline in net increase from 2005. The Company has focused on the economic value of voice services instead of boosting revenue growth solely by pursuing subscriber base expansion. The Company strictly restricted direct price competition, differentiated regions, customers and services, and launched product packages with precise positioning. In addition, the Company persisted in upholding the principle of effective coverage in order to optimise wireless local access networks, reduce subsidies for wireless local access terminals and enhance efficiency in the utilisation of the cost of sales and marketing.

Broadband Subscribers

(millions)

Best Tone – Voice Search Engine

In anticipation of increasing challenges posed by mobile communications and VOIP, the Company has adopted a number of measures to stabilise its revenue from voice services. Firstly, the Company has proactively utilised its competitive edge through the offering of multi-services and has strengthened the packaging of its voice services with broadband and value-added services. It has also consolidated the integration of ordinary wireline telephone services with its wireless local access services, promoted its cordless PHS services, and its super cordless services, which offer our customers the advantages of integrated terminals and unified numbers respectively. This has allowed the Company to effectively leverage the scale advantage of its ordinary wireline telephone services, telephone number resources and the mobility of its wireless local access services. Additionally, having firmly seized the opportunity arising from the information development of the affluent rural regions, the Company has further developed and profitably expanded its subscriber base in rural areas. In 2006, there was a net addition of 3.46 million subscribers to cordless PHS services and super cordless services3, and a net increase of 4.70 million rural subscribers.

[3]	Each subscriber of cordless PHS services or super cordless services includes both an ordinary wireline telephone account and a wireless local access account.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	013

Business Review

Non-Voice Services

In 2006, revenue from non-voice services totalled RMB49,296 million, an increase of 25.3% from 2005. Of this, the revenue from Internet access services grew 32.3% to RMB23,630 million, accounting for 13.9% of operating revenues (excluding the amortisation of upfront connection fees) and an increase of 2.9 percentage points from 2005. Revenue from VAS increased by 41.7% to RMB14,133 million, accounting for 8.3% of operating revenues (excluding the amortisation of upfront connection fees), a rise of 2.2 percentage points from 2005. The total revenues from managed data services and leased lines services grew 1.5% to RMB7,534 million.

In 2006, the Company continued to expand its broadband subscriber base. Total number of broadband subscribers grew by 7.30 million to 28.32 million, representing an annual growth rate of 34.7%. Meanwhile, the Company continued to promote the differentiation of its broadband products, and speed up network optimisation in order to provide high-end subscribers with broadband products that offer high reliability, richer applications, and better service. In addition, the Company, through further improving the interaction between broadband access, applications

SMS Volume

(millions)

Color Ring Tone Subscribers

(thousands)

and contents, was able to establish a nationwide operation and sharing mechanism of its value-added services such as music, video, software and online game card recharging so as to reinforce the branding strength of “ChinaVNet” services. The Company also promoted the applications for key industries and various market segments, and improved the development, trial and promotion of its new products such as IPTV, Internet on TV, collaborative communication, and music gateway. In 2006, revenue from Internet VAS grew 59.1%.

In 2006, Caller ID, SMS and “Colour Ring Tone”, our wireline VAS, maintained rapid growth rates of 19.5%, 29.0% and 150.5% respectively. The Company continued to expand its subscriber base for its wireline VAS businesses, cooperated with different service providers, introduced quality information sources, and promoted functional SMS application products such as “PHS Secretary” and “Account Enquiry”. The Company also enabled easier subscription to and tone changes of the “Colour Ring Tone” services, and provided more personalised VAS to subcribers. In 2006, the total number of Caller ID service subscribers was 145.73 million. The number of “Colour Ring Tone” subscribers was 36.68 million, of which, 13.00 million were wireline “Color Ring Tone” subscribers. SMS usage volume reached 23,277 million messages with an annual growth rate of 34.9%.

014	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

The Company made great efforts in promoting integrated information services including “Best Tone” and corporate information applications. Through the collection of more daily life information, such as fashion, dining, shopping, accommodation, and transportation, and optimising the functioning of its “Best Tone” platform, the Company aimed to satisfy the demand from general customers for information enquiries and call forwarding. As a result, the Company has gradually established a leading position in voice-searching services. It also has gradually strengthened the value chain for its corporate information services through joint efforts with the providers of equipment, software and customer service so as to provide corporate customers with integrated solutions for information and applications. In 2006, VAS revenue from integrated information and application services4 grew 106.4%.

In 2006, revenue from managed data services was RMB3,031 million, an increase of 2.5%. This increase was mainly attributable to the development of the Company’s IT services and applications, the rapid growth of its IP-VPN business and a narrower decline in revenue from its DDN business. Revenue from leased line services grew 0.9% to RMB4,503 million.

BRAND MANAGEMENT

In 2006, the Company solidified its business transformation and implemented its customer brand management strategy. Based on the consumption patterns of the customers of wireline operators, the Company has classified customers into three categories, namely enterprises, households and individuals, hence progressively building up customer-oriented branding; and adopted branding as the pivot for sales plans, the improvement of quality distribution channels, the modification of network systems, the research and development of integrated terminals, as well as the re-allocation of cost and resources.

In 2006, the Company strongly promoted its corporate customer brand — “BizNavigator”. To satisfy the needs of large, medium and small-sized corporate customers for different information and IT solutions, the Company deployed three series of application solutions including a sector version, an information version and a communications version. All versions offered tailor-made industry specific solutions to meet the demands of corporate customers. In addition, our new products, such as “Enterprise Switchboard”, “Enterprise Colour Ring Tone”, and “Mega Eyes”, received wide recognition from various corporate customers, and has effectively stabilised the Company’s business services and invigorated VAS. In 2006, our “BizNavigator” subscribers reached 507,000, gradually creating our brand awareness on the market, helping improve the public image of the Company from a traditional wireline operator to an integrated information services provider.

In early December 2006, the Company launched its household brand — “One Home”. Leveraging on the Company’s unique competitive edge as a wireline operator on its household customers, “One Home” deployed an “e8” package with integrated fixed line telephony and broadband services, and an “e6”

BizNavigator – ICT for small & medium

enterprises

4	The revenue from integrated information application service of VAS included the revenue from “Best Tone”, corporate information application, and IT service and application.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	015

Business Review

One Home –  Integrated information

services for household customers

package with an integrated fixed line telephony and PHS services. It customised an integrated terminal to provide multi-Internet access for households supplemented with VAS such as Caller ID and “Colour Ring Tone”. Currently, the target market of “One Home” is the top 40% household customers with the most spending on fixed line telephony in different regions. Since its introduction, “One Home” has been well-received. This will help the future stabilisation of fundamental businesses as well as the expansion of integrated information services for households.

The Company will continue to launch the brand for individual consumers in due course.

Continued Network Optimisation, Strong Support for Business Transformation

The Company continued to uphold the principle of effective investment by fully exploring the resource potential of wireline network. Through further reduction of the Company’s capital expenditure and improvement of its control over budgeting, the total amount of capital expenditure has been strictly controlled. In 2006, our capital expenditure was RMB49,085 million or 28.9% of operating revenues (excluding the amortisation of upfront connection fees), indicating a decrease of RMB4,779 million or 4.2 percentage points from 2005. Meanwhile, as a part of its business transformation, the Company continued to enhance its network construction, consolidation and modification, and sped up the construction of platforms for integrated information services. The Company has completed the upgrade of its wireline network to an intelligent network and has preliminarily formed its softswitch network structure. It has also proactively implemented an IPTV commercial trial, the technical preparation for mobile communication, and the research on the integration of both fixed line services and mobile communication. As a result, the capacity of wireline service innovation has been improved. Driven by the business transformation, the Company’s capital expenditure, except for the investment in maintenance, optimisation and expansion of existing networks, were focused on new businesses. This involved (1) more investment in broadband access layer and the broadband convergence layer to guarantee a rational redundant broadband capacity; (2) more investment in the platforms for VAS and transformation businesses; (3) continued upgrading of its wireline network to an intelligent network, and the improvement of the softswitch network structure. The Company applied dynamic management to the existing network assets in order to facilitate cross- regional asset re-allocation. For example, on the PHS network, where the Company has drastically reduced investment, 89,486 station re-allocations were carried out, accounting for 10.0% of the total number of base stations. As a result, utilisation rate of PHS assets and the quality of services were greatly enhanced.

In order to provide effective support for resolving the problems of illegal access to customers’ accounts and carrying out differentiated sales and service, in particular for laying a good foundation for the promotion of “One Home” in 2007, the Company continued to promote precise identification of its broadband customers and unique labels for them. Meanwhile, CN2 network construction has been completed and it started to carry softswitch relay traffic. The CN2 network has been fully interconnected with local transmission networks, Metropolitan Area Networks, IDC, and Metropotical Area VPN networks.

016	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

By the end of 2006, the Company completed the intelligentisation of its wireline network within its service areas, and introduced new services, such as telephone number portability, “Super Cordless” (one call number for two phones), “Colour Ring Tone” and softswitch broadband services such as instant messages and video communication, etc. To date, there are more than 20 new services offered on the intelligentised wireline network platform. Moreover, the Company continued to replace copper cables with optic fibre cables gradually in order to support high bandwidth services such as IPTV. In 2006, the Company’s investment in copper cables decreased by 21.5% from 2005.

Strong Promotion of the Development of IT Support System, Further Improvement of Sales and Marketing

In 2006, the Company continuously improved the development of its IT support systems. We preliminarily achieved the goals of precise customer profiles, and further improved targeted sales and marketing with the help of IT support systems. Of the corporate investment in IT development in 2006, 54.4% was spent on the Business Support System (BSS), 25.0% was on Operation Support System (OSS), 8.2% was on Management Support System (MSS) and 12.4% was on IT infrastructure and other systems. By the end of 2006, the Company completed the deployment of CRM system in 146 local branch companies, which accounted for 64.0% of the total number of local branch companies and covered 71.0% of subscribers in its service areas. Steady progress has been achieved in the development of new billing systems. Integration of billing systems was completed for 185, or 80.8% of local branch companies covering 80.5% of subscribers.

The further enhancement of the Company’s IT systems has preliminary supported customer brand management. Its IT system has been preliminarily transformed from a product-oriented system to a customer-oriented one. By standardising user identification through the establishment of a CRM system, the Company not only realised differentiated sales and services but also increased service efficiency and improved customer satisfaction. At the same time, CRM and the integrated billing systems have provided better support to the statistical work of “BizNavigator”, as well as the subscription to, billing and accounting of “One Home”.

The continuous improvement of the Company’s IT systems has facilitated fundamentally the transformation of the Company from supporting a unitary product to accommodating combination marketing and integrated packages. This improvement basically enabled IT support for integrated services and preliminarily satisfied the demand for retaining existing customers while increasing the Company’s customer base, and the demand for market management. The continuous uploading of its two core systems, CRM and the billing system, has facilitated the integration of IT systems, which are scattered over the local branch companies, including the sales and billing systems of individual products such as local telephone, PHS, and broadband service. The two systems effectively supported sales channels and customer service, and offered tremendous contribution to the healthy development of the Company’s business.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	017

Business Review

2007 BUSINESS OUTLOOK

In 2007, the Company will fully implement its customer brand management strategy to enhance the sales and marketing of its two major customer brands, “BizNavigator” and “One Home”.

“BizNavigator” — Targeting at corporate customers, the Company will continue to promote business information applications with emphasis on hotels, commercial buildings, school campuses, conferences and exhibitions, and government administrations. The Company will commit itself to extending the deployment of such information services, increasing sales promotion for the communication and the information versions, whilst further expanding the influential power of its brand and stabilising the revenue from its voice services.

“One Home” — Targeting at household customers, the Company will accelerate the consolidation of its existing services and leverage on the competitive edge of multiple products. Through a customised terminal such as a broadband wireless terminal, the Company will improve customer experience with its integrated services, and will continuously enhance the products and supplementation of its VAS in order to satisfy the ever-increasing demand among household customers for integrated information services.

For the sake of brand management, the Company will optimise its channel services, reinforce the professional sales capability of its direct sales channels to the government and corporate customers, and develop standardised services for the electronic and physical channels between the Company and its public customers. Meanwhile, the Company will also enhance its IT systems so as to improve its overall ability to carry out brand management.

In 2007, the Company will continue to secure stable revenues from voice services, further deploy its integrated products and services, focus on the care of and retention of its existing customers and develop rural markets based on the principle of profitable development. Meanwhile, the Company will also continue to perfect its major businesses such as broadband, VAS and “Best Tone” in order to increase the revenue proportion of its non-voice services while optimising its revenue structure. In addition, the Company will continue to enhance the differentiation of its broadband products, as well as focusing on key industries and market segments in order to develop a broadband customer base on a large scale. Moreover, the Company will continue to promote the business development of Caller ID, SMS and “Colour Ring Tone”, and develop “ChinaVNet” into an entertainment gateway for individuals and households. In the future, “Best Tone” will provide a comprehensive package of business travel services, progressively launching ticket booking and room reservations services.

018	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

In the face of intensifying market competition, the Company will be steadfast in adhering to its formulated strategy, fully implement its brand management strategy, and strive to maintain its traditional voice business. In addition, the Company will vigorously promote broadband and VAS services, and proactively develop integrated information application services in order to achieve healthy and stable development of the Company.

China Telecom – An Integrated Information Service Provider

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	019

⬆ 33%

Free cash flow sharply increased by 33% to RMB29.1 billion

We aim to provide our services in the most efficient way, which is essential for enhancing shareholder value. Riding on our way to full services operation, we strictly control expenditure with resources allocation skewed towards growth businesses while generating more free cash flow for our shareholder return and future investment for full services convergence offering to deliver profitable growth.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

SUMMARY

The Company’s operating revenues in 2006 were RMB175,093 million, an increase of 3.4% from 2005. Operating expenses were RMB136,483 million, an increase of 4.7% from 2005; profit attributable to equity holders of the Company was RMB27,142 million, and basic earnings per share were RMB0.34. EBITDA1 was RMB89,882 million and EBITDA margin was 51.3%.

Excluding amortisation of upfront connection fees of RMB4,971 million, our operating revenues in 2006 were RMB170,122 million, an increase of 4.7% from 2005; profit attributable to equity holders of the Company was RMB22,171 million; basic earnings per share were RMB0.27. EBITDA1 was RMB84,911 million and EBITDA margin was 49.9%.

OPERATING REVENUES

The Company’s operating revenues in 2006 were RMB175,093 million, an increase of 3.4% from 2005. Excluding the amortisation of upfront connection fees, operating revenues in 2006 were RMB170,122 million, an increase of RMB7,593 million or 4.7% from 2005. In which, revenue from Internet access services, value-added services, and interconnection increased by RMB5,768 million, RMB4,157 million and RMB1,257 million respectively from 2005, represented the major sources of operating revenues growth. Revenue from managed data increased by 2.5% from 2005; revenues from leased line and other services remained at similar level as 2005. Revenues from local telephone services and long distance services decreased generally.

[1]

Our EBITDA refers to profit before net finance costs, investment income, share of profit from associates, income tax, depreciation and amortisation, deficit on revaluation of property, plant and equipment (if applicable) and minority interests. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider like us. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect the operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

022	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

The following table sets forth a breakdown of operating revenues in 2005 and 2006, together with their respective rates of change:

	For the year ended 31 December

	(RMB in millions, except percentage data)
	2006	2005	Rate of Change

Wireline telephone services[2]
Local
Installation fees	2,913	2,970	(1.9)%
Monthly fees	28,973	30,351	(4.5)%
Local usage fees	46,188	47,624	(3.0)%

Subtotal	78,074	80,945	(3.5)%

Domestic long distance[3]	25,517	25,993	(1.8)%
International, Hong Kong, Macau and Taiwan long distance[3]	3,140	3,407	(7.8)%
Interconnections	14,095	12,838	9.8%

Subtotal	42,752	42,238	1.2%

Internet access services	23,630	17,862	32.3%
Value-added services	14,133	9,976	41.7%
Managed data	3,031	2,958	2.5%
Leased line services and others[4]	8,502	8,550	(0.6)%

Operating revenues (excluding amortisation of upfront connection fees)	170,122	162,529	4.7%
Upfront connection fees	4,971	6,781	(26.7)%

Total operating revenues	175,093	169,310	3.4%

[2]	Including revenue from our registered subscribers, public telephones and pre-paid calling cards services.

[3]	Including revenue from VoIP long distance services.

[4]

Including primarily revenue from other domestic telecommunications operators and business customers for the lease of wireline telecommunications network facilities, sales and repairs and maintenance of customer-end equipment and construction of telecommunications network and infrastructure for customers.

LOCAL TELEPHONE SERVICES

Revenue from our local telephone services decreased by 3.5% from RMB80,945 million in 2005 to RMB78,074 million in 2006, representing 44.6% of our total operating revenues, or 45.9% of operating revenue excluding the amortisation of upfront connection fees. The major reason for the decrease in revenue was that the declining tariffs for mobile telephone services has narrowed the gap between mobile service tariffs and wireline service tariffs, mobile operations further exacerbated the diversion from wireline services, causing a drop in our local voice ARPU.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	023

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Installation fees    Upfront installation fees is amortised over the expected customer relationship period of 10 years. Revenue from amortisation of upfront installation fees decreased by 1.9% from RMB2,970 million in 2005 to RMB2,913 million in 2006.

Monthly fees    Revenue from monthly fees decreased by RMB1,378 million, or 4.5%, from RMB30,351 million in 2005 to RMB28,973 million in 2006.

Local usage fees    Revenue from local usage fees in 2006 was RMB46,188 million, a decrease of RMB1,436 million or 3.0%, from 2005. Local voice usage volume decreased by 6.0% from 2005 to 422,562 million pulses in 2006, due to the intensifying mobile substitution and the diversification of the means of communication.

LONG DISTANCE TELEPHONE SERVICES

Revenue from the Company’s long distance telephone services decreased by 2.5% from RMB29,400 million in 2005 to RMB28,657 million in 2006, representing 16.4% of total operating revenues, or 16.8% of operating revenues excluding amortisation of upfront connection fees.

Domestic long distance services    In 2006, revenue from domestic long distance services was RMB25,517 million, decreased by 1.8% from RMB25,993 million in 2005, while domestic long distance telephone usage volume increased by 1.9% from 93,817 million minutes in 2005 to 95,567 million minutes in 2006. The decrease in revenue was attributable to a decrease in average unit price, which decreased from RMB0.28 per minute in 2005 to RMB0.27 per minute in 2006.

International, Hong Kong, Macau and Taiwan long distance services    International, Hong Kong, Macau and Taiwan long distance services revenue decreased by 7.8% from RMB3,407 million in 2005 to RMB3,140 million in 2006. Average unit price of international, Hong Kong, Macau and Taiwan long distance services was RMB1.96 per minute in 2006 which represented a slight decrease from RMB1.99 per minute in 2005. The decrease in revenue was mainly attributable to a decrease in the usage volume, which decreased by 6.4% from 2005.

INTERCONNECTION SERVICES

Revenue from interconnection services increased by 9.8% from RMB12,838 million in 2005 to RMB14,095 million in 2006, representing 8.1% of our total operating revenues, or 8.3% of operating revenues excluding amortisation of upfront connection fees. The growth was mainly attributable to an increase in interconnection volume resulting from the growth of the domestic telecommunications services subscriber base and the traffic volume expansion in the telecommunications market.

INTERNET ACCESS SERVICES

Revenue from Internet access services grew by 32.3% from RMB17,862 million in 2005 to RMB23,630 million in 2006, representing 13.5% of the total operating revenues, or 13.9% of operating revenues excluding amortisation of upfront connection fees. Driven by the continuous expansion of our broadband subscriber base in recent years, our Internet access services revenue sustained a rapid growth. The number of broadband subscribers increased by 34.7%, or 7.30 million to 28.32 million as of the end of 2006 when compared to the end of 2005.

VALUE-ADDED SERVICES

Revenue from value-added services grew by 41.7% from RMB9,976 million in 2005 to RMB14,133 million in 2006, representing 8.1% of our total operating revenues, or 8.3% of operating revenues excluding amortisation of upfront connection fees. The increase in revenue from value-added services was mainly attributable to the rapid development of comprehensive information application services, SMS, caller ID service, colour ring tone and telephone information services.

MANAGED DATA SERVICES

Revenue from managed data services increased by 2.5% from RMB2,958 million in 2005 to RMB3,031 million in 2006. The growth in revenue was mainly attributable to the increased demand of subscribers for network resources.

024	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

LEASED LINE AND OTHER SERVICES

Revenue from leased line and other services decreased by 0.6% from RMB8,550 million in 2005 to RMB8,502 million in 2006. In which, revenue from leased line services grew by 0.9% from RMB4,464 million in 2005 to RMB4,503 million in 2006.

UPFRONT CONNECTION FEES

Upfront connection fees represent the amortised amount of the upfront fees received for the initial activation of the Company’s wireline services, amortised over the expected customer relationship period of 10 years. Effective from July 2001, the Company ceased to charge new subscribers upfront connection fees. The amortised amount decreased by 26.7% from RMB6,781 million in 2005 to RMB4,971 million in 2006.

The table below sets forth the amortisation of upfront connection fees for each year from 2007 to 2011 based on the calculation of amortisation over the 10-year estimated amortisation period (with 2011 as the end of the amortisation period):

	For the year ended 31 December
	2007	2008	2009	2010	2011
	(RMB in millions)

Amortisation of upfront connection fees	3,295	2,022	1,151	497	98

OPERATING EXPENSES

In 2006, our operating expenses were RMB136,483 million, an increase of 4.7% from 2005. The ratio of our operating expenses to total operating revenues increased from 77.0% in 2005 to 77.9%, and the ratio of operating expenses to operating revenues excluding amortisation of upfront connection fees was 80.2%, unchanged from 2005. The following table sets out a breakdown of our operating expenses in 2005 and 2006 and their respective rates of change:

	For the year ended 31 December
	(RMB in millions, except percentage data)
	2006	2005	Rate of Change

Depreciation and amortisation	51,272	49,652	3.3%
Network operations and support expenses	30,723	30,334	1.3%
Selling, general and administrative expenses	22,214	19,892	11.7%
Personnel expenses	26,019	24,960	4.2%
Interconnection and other operating expenses	6,255	5,518	13.4%

Total operating expenses	136,483	130,356	4.7%

Depreciation and amortisation    Depreciation and amortisation expenses were RMB51,272 million in 2006, an increase of 3.3% from 2005, representing 29.3% of our total operating revenues. The depreciation and amortisation expenses as a percentage of our operating revenues excluding amortisation of upfront connection fees decreased from 30.5% in 2005 to 30.1% in 2006.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	025

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Network operations and support expenses    Network operations and support expenses increased by 1.3% from RMB30,334 million in 2005 to RMB30,723 million in 2006, representing 17.5% of our total operating revenues. The network operations and support expenses as a percentage to operating revenues excluding amortisation of upfront connection fees decreased from 18.7% in 2005 to 18.1% in 2006.

Selling, general and administrative expenses    In 2006, selling, general and administrative expenses amounted to RMB22,214 million, an increase of 11.7% from RMB19,892 million in 2005, representing 12.7% of our total operating revenues. Selling, general and administrative expenses as a percentage of operating revenues excluding amortisation of upfront connection fees increased from 12.2% in 2005 to 13.1% in 2006. This increase was mainly attributable to additional efforts in retaining and expanding our subscriber base, and improving the promotion of business branding and customer branding in order to bring these in line with our strategic transformation, and also additional expenses for product research and development.

Personnel expenses    In 2006, personnel expenses were RMB26,019 million, an increase of 4.2% from RMB24,960 million in 2005, or 0.5 percentage points below the growth rate of operating revenues excluding amortisation of upfront connection fees. Our personnel expenses accounted for 14.9% of our total operating revenues, or 15.3% of operating revenues excluding amortisation of upfront connection fees, which is similar to that in 2005. The increase in personnel expenses was mainly attributable to the maintenance of an effective incentive system for employees.

Interconnection and other operating expenses    The Company’s interconnection and other operating expenses increased by 13.4% from RMB5,518 million in 2005 to RMB6,255 million in 2006. The growth in long distance voice interconnections and the SMS interconnections constituted most of the increase in interconnection expenses. The net revenue from interconnections (interconnection revenue less interconnection expenses) amounted to RMB7,883 million, an increase of 7.0% from 2005.

NET FINANCE COSTS

In 2006, the Company’s net finance costs were RMB4,667 million, a decrease of RMB228 million or 4.7% from RMB4,895 million in 2005. Interest expenses decreased by RMB622 million. The decrease was attributable to the repayment of borrowings and reduction in average interest rate through various measures including the issue of short term commercial paper. However, net exchange gain in 2006 was RMB86 million, a decrease of RMB477 million from RMB563 million in 2005. The main reason for the decrease in net exchange gain was the decrease in magnitude of appreciation of Renminbi against US Dollar and Japanese Yen in 2006.

INCOME TAX

The Company’s statutory income tax rate is 33%. In 2006, the Company’s income tax expenses were RMB6,754 million, and effective income tax rate was 19.9%, whereas the effective income tax rate excluding upfront connection fees was 23.3%. The difference between the effective income tax rate and the statutory income tax rate was mainly attributable to the exclusion of upfront connection fees from taxable income, and the preferential income tax rate of 15% enjoyed by our operating subsidiaries located in special economic zones and in the western part of China. Another reason for our effective tax rate being lower than the statutory tax rate was that some of the Company’s operating subsidiaries received tax credits of RMB1,413 million on the purchases of domestic equipment in 2006.

PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

In 2006, profit attributable to equity holders of the Company reached RMB27,142 million, a decrease of 2.8% from RMB27,912 million in 2005. Excluding amortisation of upfront connection fees, profit attributable to equity holders was RMB22,171 million, an increase of 4.9% from RMB21,131 million in 2005. The Company has maintained a good level of operating efficiency and profitability.

026	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

CAPITAL EXPENDITURE

In 2006, the Company continued with its prudent policy on capital expenditure. The capital expenditure decreased by 8.9% from RMB53,864 million in 2005 to RMB49,085 million in 2006. In order to achieve the strategic transformation of the Company, we have effectively controlled the scale of capital expenditure and optimised its structure, with emphasis on significant reduction in capital expenditure on wireless local access service and the increase of investment in Internet access and data network.

In 2007, our estimated capital expenditure is RMB47,000 million. The main sources of our capital are cash generated from operating activities, bank borrowings and other indebtedness. We expect that we will have sufficient funding sources to meet our capital expenditure requirements in the future.

CASH FLOWS AND CAPITAL RESOURCES

Cash Flows

In 2006, net cash inflow of the Company was RMB3,070 million, while the net cash inflow was RMB1,656 million in 2005.

The following table sets out our cash flow position in 2005 and 2006:

	For the year ended 31 December
	2006		2005
	(RMB in millions)

Net cash flows from operating activities Net cash used in investing activities Net cash used in financing activities	74,506 (49,997 (21,439	) )	68,359 (51,894 (14,809	) )

Net increase in cash and cash equivalents	3,070		1,656

In 2006, the net cash flow from operating activities was RMB74,506 million, an increase of RMB6,147 million from RMB68,359 million in 2005. Increase in net cash from operating activities indicated the steady growth in the Company’s business and an improvement in our effective cost control.

In 2006, we achieved saving in capital expenditure. Cash used in investing activities was RMB49,997 million, a decrease of RMB1,897 million from 2005.

In 2006, our net cash outflow in financing activities was RMB21,439 million, as compared with the net cash used of RMB14,809 million in 2005.

In April 2006, we raised RMB19,920 million in cash to meet the working capital requirement of our operations and reduce finance cost through the issue of short-term commercial paper due in one year with a nominal value of RMB20 billion. In addition, we continued to repay certain long-term borrowings in 2006, and net cash used in repaying such borrowings (the difference between the cash from borrowings and the cash used for repaying borrowings) increased from RMB9,046 million in 2005 to RMB14,969 million in 2006.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	027

Management’s Discussion and Analysis of

Financial Conditions and Results of Operations

WORKING CAPITAL

By the end of 2006, the Company’s working capital (total current assets minus total current liabilities) deficit was RMB117,012 million, a decrease of RMB3,301 million from the deficit of RMB120,313 million in 2005. The decrease in deficit was mainly attributable to the growth in cash and cash equivalents. By the end of 2006, the Company’s cash and cash equivalents amounted to RMB18,191 million, of which 98.6% was denominated in Renminbi.

INDEBTEDNESS

Our indebtedness analysis as of the end of 2005 and 2006 was as follows:

	As of 31 December
	2006	2005
	(RMB in millions)

Short-term debt	79,516	76,005
Long-term debt maturing within one year	8,242	8,963
Finance lease obligations maturing within one year	48	108

	87,806	85,076
Long-term debt (excluding current portion)	37,257	55,777
Finance lease obligations (excluding current portion)	–	52

Total debt	125,063	140,905

By the end of 2006, the Company’s total indebtedness was RMB125,063 million, a decrease of RMB15,842 million from 2005. The main reason for the decrease was the repayment of certain long-term borrowings.

Therefore, the ratio of the Company’s total indebtedness to total assets decreased from 33.8% in 2005 to 30.2% in 2006. The Company believes that it has continued to maintain a solid capital structure.

Most of the Company’s revenue receipts and payments made are denominated in Renminbi, and Renminbi is not a freely convertible currency. By the end of 2006, loans in Renminbi, Japanese Yen, US Dollar and Euro accounted for 96.5%, 1.6%, 1.1% and 0.7% of the Company’s total indebtedness, respectively. 73.7% of our indebtedness was loans with fixed interest rates.

028	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

CONTRACTUAL OBLIGATIONS

The following table sets out the Company’s contractual obligations as of 31 December 2006:

	Payable in
	Total	2007	2008	2009	2010	After 2010
	(RMB in millions)

Short-term debt	79,516	79,516	–	–	–	–
Long-term debt	45,499	8,242	3,815	656	246	32,540
Finance lease obligations	48	48	–	–	–	–
Operating lease commitments	1,773	468	315	266	223	501
Capital commitments	3,402	3,402	–	–	–	–

Total contractual obligations	130,238	91,676	4,130	922	469	33,041

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	029

Directors, Supervisors and Senior

Management

030	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Mr. Wang Xiaochu

Age 49, is Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Wang has held positions such as director general and deputy director general of the Hangzhou Telecommunications Bureau in Zhejiang province, director general of the Tianjin Posts and Telecommunications Administration, chairman and chief executive officer of China Mobile (Hong Kong) Limited, and vice president of China Mobile Communications Corporation. Mr. Wang is also President of China Telecommunications Corporation and Chairman of the board of directors and a non-executive director of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Class Three National Science and Technology Advancement Award and the former Ministry of Posts and Telecommunications’s Class One Science and Technology Advancement Award. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1980 and received a Doctorate degree in Business Administration from The Hong Kong Polytechnic University in 2005. He has over 26 years of management experience in the telecommunications industry.

Mr. Leng Rongquan

Age 58, is Executive Director, President and Chief Operating Officer of the Company. Mr. Leng is a director level senior engineer. He graduated from the Beijing Institute of Posts and Telecommunications with a Master of Science in engineering. Mr. Leng has held positions such as chief engineer of the Beijing Long Distance Telephone Bureau, deputy chief engineer of the Directorate General of Telecommunications (“DGT”) of the Ministry of Posts and Telecommunications (“MPT”), deputy director general of the DGT of the MPT, deputy general manager of China Telecommunications Corporation, deputy general manager of China Network Communications Group Corporation and vice chairman of China Netcom Group Corporation (Hong Kong) Limited.

Mr. Leng is also Vice President of China

Telecommunications Corporation. Mr. Leng has 31 years of operational management experience in the telecommunications industry in China.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	031

Directors, Supervisors and Senior Management

Ms. Wu Andi

Age 52, is Executive Director, Executive Vice President and the Chief Financial Officer in charge of financial management of the Company. Ms. Wu is a Senior Accountant. She graduated in 1983 from the Beijing Institute of Economics with a B.A. degree in finance and trading. From 1996 to 1998, Ms. Wu studied in a postgraduate program in business economics management at the Chinese Institute of Social Sciences. Prior to joining China Telecommunications Corporation in May 2000, Ms. Wu served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry (“MII”), and Director General, deputy Director General and director of the Department of Finance of the MPT. Ms. Wu is also Vice President of China Telecommunications Corporation. Ms. Wu has 25 years of financial management experience in the telecommunications industry in China.

Mr. Zhang Jiping

Age 51, is Executive Director and Executive Vice President of the Company. Mr. Zhang is a professor level Senior Engineer. He graduated in 1982 from the Beijing University of Posts and Telecommunications with a B.Sc. degree in radio telecommunications engineering. From 1986 to 1988, Mr. Zhang studied in a postgraduate program in applied computer engineering at Northeastern Industrial University. Prior to joining China Telecommunications Corporation in May 2000, Mr. Zhang was Deputy Director General of DGT of MPT, and a Deputy Director General and Director of the Network Management Center of the Posts and Telecommunications Administration of Liaoning Province. Mr. Zhang is also Vice President of China Telecommunications Corporation and Chairman and General Manager of Northern Telecom Co., Ltd. under China Telecommunications Corporation. Mr. Zhang has 25 years of operational and managerial experience in the telecommunications industry in China.

032	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Ms. Huang Wenlin

Age 53, is Executive Director and Executive Vice President of the Company. Ms. Huang is a Senior Economist. She graduated in 1984 from the Beijing University of Posts and Telecommunications with a major in engineering management. Prior to joining China Telecommunications Corporation in May 2000, Ms. Huang served as Director of the Domestic Communications Division and Director of the Communications Organization Division of the DGT of the MPT. Ms. Huang is also Vice President of China Telecommunications Corporation. Ms. Huang has 32 years of operational and managerial experience in the telecommunications industry in China.

Mr. Li Ping

Age 53, is Executive Director and Executive Vice President of the Company. Mr. Li is a Senior Engineer. He graduated in 1976 from the Beijing University of Posts and Telecommunications with a major in radio telecommunications and received an MBA degree from the state University of New York at Buffalo in 1989. Prior to joining China Telecommunications Corporation in August 2000, Mr. Li served as Chairman and President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited and Deputy Director General of the DGT of the MPT. Mr. Li is also Vice President of China Telecommunications Corporation, and Vice Chairman of the board of directors and an executive director and Chief Executive Officer of China Communications Services Corporation Limited. Mr. Li has extensive experience in managing public companies and 31 years of operational and managerial experience in the telecommunications industry in China.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	033

Directors, Supervisors and Senior Management

Mr. Yang Jie

Age 45, is Executive Director and Executive Vice President of the Company. Mr. Yang is a senior engineer at professor level. In 1984, Mr. Yang graduated from Beijing University of Posts and Telecommunications with a Bachelor degree in radio engineering. He then obtained a master degree of telecommunications and information management at the Norwegian School of Management. Mr. Yang previously served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of the Northern Telecom Department of China Telecommunications Corporation. He is also Vice President of China Telecommunications Corporation. Mr. Yang has 23 years of operational and managerial experience in the telecommunications industry in China.

Mr. Sun Kangmin

Age 50, is Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. Mr. Sun previously served as Department Head of the Information Industry Department of Sichuan Province, Director General of Communications Bureau of Sichuan Province as well as Chairman and General Manager of Sichuan Telecom Company Limited. Mr. Sun has 23 years of operational and managerial experience in the telecommunications industry in China.

034	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Mr. Li Jinming

Age 55, is Non-executive Director of the Company. Mr. Li is the Chairman of Guangdong Rising Assets Management Co., Ltd., one of the domestic shareholders of the Company, and the Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Provincial Broadcast and Television University, and studied in the postgraduate programme in the faculty of international economics of Lingnan College, Zhongshan University, majoring in international industry and commerce management. He holds an EMBA degree from Lingnan College, Zhongshan University. Mr. Li has held positions such as section chief and deputy director general of the Guangdong Provincial Discipline Inspection Commission, and director and deputy general manager of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management.

Mr. Zhang Youcai

Age 66, is Independent Non-executive Director of the Company. He is currently a member of the Standing Committee of the National People’s Congress, vice- chairman of the Financial and Economic Affairs Committee and the chairman of the China Chief Financial Officer Association. Mr. Zhang graduated from Nanjing Industrial Chemistry College in 1965 with a major in inorganic chemistry. He was a former Vice Minister of the Ministry of Finance of China and was responsible for the formulation and implementation of government financial and accounting policies. Mr. Zhang has contributed to the improvement and reform of the financial and accounting systems of China over decades. Prior to serving at the Ministry of Finance, Mr. Zhang served as a Deputy Director of the Planning Commission of Nantong City in Jiangsu Province and a Deputy Mayor and Mayor of Nantong. Mr. Zhang is also the Chairman of the Supervisory Committee of China Petroleum & Chemical Corporation. Mr. Zhang has more than 40 years of experience in the regulation of Chinese state-owned enterprises and finance administration.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	035

Directors, Supervisors and Senior

Management

Mr. Lo Hong Sui Vincent

Age 59, is Independent Non-executive Director of the Company. Mr. Lo is the Chairman and Chief Executive Officer of the Shui On Group which was founded by him in 1971. He is also the Chairman of Shui On Construction And Materials Limited, and the Chairman and Chief Executive Officer of Shui On Land Limited.

Mr. Lo is a Member of The Tenth National Committee of Chinese People’s Political Consultative Conference, Honorary Life President of Business and Professionals Federation of Hong Kong, President of Shanghai-Hong Kong Council for the Promotion and Development of Yangtze, Vice Chairman of All-China Federation of Industry & Commerce, Economic Adviser to the Chongqing Municipal Government, Vice Chairman of Chamber of International Commerce Shanghai, Director of Great Eagle Holdings Ltd, Non-Executive Director of Hang Seng Bank Ltd, Court Member of The Hong Kong University of Science and Technology, Adviser to HK Thailand Business Council, Director of The Real Estate Developers Association of Hong Kong, Adviser to Chinese Society of Macroeconomics and Peking University China Center for Economic Research, and Council Member of China Overseas Friendship Association.

He was awarded the Gold Bauhinia Star in 1998 and appointed Justice of the Peace in 1999 by the Government of the Hong Kong Special Administrative Region. He was made an Honorary Citizen of Shanghai in 1999 and was named Businessman of the Year by the Hong Kong Business Awards in 2001. He also won the Director of the Year Award in the category of Listed Company Executive Directors from The Hong Kong Institute of Directors in 2002. In 2005, he was awarded the Chevalier des Arts et des Lettres by the French government.

Mr. Shi Wanpeng

Age 70, is Independent Non-executive Director of the Company. He is currently a member of the Standing Committee of the Tenth Chinese People’s Political Consultative Conference. Mr. Shi graduated in 1960 from Northern Jiaotong University with a major in Railway Transportation Management. He is a Professor level Senior Engineer and served as Deputy Director General and Director General of Department of Transportation and Department of Economy & Technology Cooperation of State Economy & Trade Commission, Director General of Department of Production Planning of State Development Planning Commission, Deputy Director of Economic and Trade Office of the State Council, Chairman of China Textile Industry Association and Vice Chairman of the State Economic and Trade Commission (minister level). Mr. Shi is also an Independent Director of China Petroleum & Chemical Corporation. He has more than 40 years of operational and managerial experience in state-owned enterprise and state industry development of China.

036	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Professor Xu Erming

Age 57, is Independent Non-executive director of the company. He currently serves as the Deputy Dean of the Graduate School at the Remin University of China, professor, PhD supervisor, Professor Xu is also the Deputy Secretary-General of the Tenth Session of the Academic Committee, as well as a member of the Third Session of the University Affairs Committee of the Remin University of China. He also serves as the Associate Convener of the Fifth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council, a member of China’s National MBA Education Advisory Committee, deputy chairman of the Chinese Enterprise Management Research Association, and as chairman of Beijing Contemporary Enterprise Research Association. He is also entitled to the State Council’s special government allowances.

Over the years, Professor Xu has conducted research in areas related to strategic management, organisational theories, international management and education management. He has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. His many publications include Business Strategic Management, Introduction to International Business Management, a number of case studies, as well as a number of academic dissertations such as Emperical Research: Effects on Performance of Supervision Mechanisms Substitution Effect of Listed Companies. He has also written as a columnist in the Economic Daily. Professor Xu has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award as well as the State-Level Class Two Teaching Award.

Professor Xu has been a visiting professor at over 10 domestic universities. He has previously held positions at the New York State University at Buffalo, the University of Scranton, the University of Technology, Sydney, and Hong Kong Polytechnic University.

Mr. Tse Hau Yin, Aloysius

Age 59, is Independent Non-executive Director of the Company. Mr. Tse is currently an Independent Non- executive Director of CNOOC Limited, China Construction Bank Corporation, Wing Hang Bank, Limited and Linmark Group Limited and is currently the Chairman of the International Advisory Council of The People’s Municipal Government of Wuhan. Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. Mr. Tse was a non- executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	037

Directors, Supervisors and Senior

Management

Mr. Yung Shun Loy, Jacky

Age 44, is the Assistant Chief Financial Officer, qualified accountant and Company Secretary of the Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants of United Kingdom. Mr. Yung is also a Certified Practising Accountant of Australia. Mr. Yung has more than 20 years of experience in auditing, company secretary and senior financial management of listed companies.

Mr. Wang Qi

Age 52, is the controller of the Company. Mr. Wang is a senior accountant. He studied at Beijing Institute of Posts and Telecommunications and the Australian National University. Mr. Wang has a B.A. degree in international economics and a Master degree in international management. Prior to joining the Company, Mr. Wang served as a Deputy Director General of Anhui PTA. Mr. Wang also served as a Deputy General Manager of China Telecom Group Anhui Corporation prior to his relocation to the headquarters of China Telecom Group in 2000. Mr. Wang is also Managing Director of the Finance Department of China Telecommunications Corporation. Mr. Wang has 32 years of managerial and accounting experience in the telecommunications industry in China.

Ms. Zhang Xiuqin

Age 60, is the Chairperson of the Supervisory Committee of the Company. Ms. Zhang is a Senior Accountant. Prior to joining China Telecom Group, Ms. Zhang served as a Director of the Systems Division of the Financial Department of the MPT, Director of the Department of Economic Adjustment and Communication Settlement of the MII, Director of the Communication Settlement Centre of the MII and General Manager of the Huaxin Posts and Telecommunications Economic Development Center. Ms. Zhang has served as Director of the Audit Department of our Company. Ms. Zhang has 38 years of operational and managerial experience in the telecommunications industry in China.

Ms. Zhu Lihao

Age 66, is an independent Supervisor on the Supervisory Committee of the Company. Ms. Zhu is a member of The Chinese Institute of Certified Public Accountants. She graduated from Engineering Economics Department of Beijing Mining College in 1963. Ms. Zhu served as a Deputy Director General and Director General of the Department of Industry and Communications of the National Audit Bureau of China, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Ms. Zhu has 44 years of experience in management and auditing.

Mr. Li Jian

Age 45, is a Supervisor on the Supervisory Committee of the Company. He is currently the Vice President of the Department of Diversified Business Management in China Telecommunications Corporation, and an Executive Vice President of China Communications Services Corporation Limited. He graduated from Beijing Radio and Television University in 1986 with a major in Accounting and obtained a Master degree in International Business Administration from Australian National University. Previously, he was the Director of Treasury Division of the Department of Finance of the Ministry of Posts and Telecommunications and served at China Telecommunications Corporation to take up the post of the Director of the Treasury Division and Assets Division, the Director of the General Affairs and Assets Division under the Department of Finance, the Chairman and President of China Telecom (Hong Kong) International Limited and the Managing Director of the Investor Relations Department of our Company. Mr. Li is an accountant and has 25 years of operational and management experience in the telecommunications industry.

038	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Mr. Xu Cailiao

Age 43, is a Supervisor on the Supervisory Committee of the Company. He is currently a Director of the Corporate Strategic Department of our Company. He graduated from the School of Law of Peking University in 1987 and obtained a Master degree in Law. Previously, he was a Director of the State Commission for Economic Restructuring and the Managing Director of the Hong Kong branch of Irico Group etc. He was qualified to practise law in China in 1988. Mr. Xu is highly experienced in respect of corporate governance, organizational development and process management.

Mr. Ma Yuzhu

Age 53, is an Employee Representative Supervisor on the Supervisory Committee of the Company. He is currently a Director of the Corporate Culture Department of our Company and the Vice Chairman of the Trade Union of China Telecommunications Corporation. Mr. Ma graduated in 1982 from the Beijing Institute of Posts and Telecommunications with a majoring in telecommunications. Mr. Ma studied part-time in Australian National University in 2000 and obtained a Master degree in International Business Administration in 2001. Mr. Ma previously worked as Director General in China Communications Construction No. 1 engineering bureau, Director of the department of General Engineering of DGT. Mr. Ma is a senior Engineer and has over 30 years of telecommunications construction and operational management experience in the telecommunications industry.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	039

Report of the Directors

The Board of Directors (the “Board”) of China Telecom Corporation Limited (the “Company”) is pleased to present its report together with the audited financial statements of the Company and its subsidiaries (the “Group”) prepared in accordance with International Financial Reporting Standards for the year ended 31 December 2006.

PRINCIPAL BUSINESSES

The principal businesses of the Group are: provision of comprehensive wireline telecommunications and other relevant services, including local telephone, domestic long distance telephone, international long distance telephone, Internet and managed data, leased line and other related services to its subscribers within the service area of the Group. The principal business of the Company is investment holding.

RESULTS

Results of the Group for the year ended 31 December 2006 and the financial position of the Company and the Group as at that date are set out in the audited financial statements on pages 85 to 139 in this annual report.

DIVIDEND

The Board proposes to declare a final dividend in the amount equivalent to HK$0.085 per share, totaling approximately RMB6,820 million for the year ended 31 December 2006. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 29 May 2007. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi. Dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the mean of the average offer rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The final dividends are expected to be paid around 15 June 2007 after its approval at the Annual General Meeting.

ISSUE OF SHORT TERM COMMERCIAL PAPER BY THE COMPANY

On 10 April 2006, the Company successfully issued a short term commercial paper in the nominal amount of RMB20 billion, due in one year with an annual interest rate of 3.05%. The short term commercial paper was issued through a book-building and centralised placing process in the PRC inter-bank debenture market on a nominal value basis. All the proceeds from this issue of the short term commercial paper were used to satisfy the Company’s funding needs of production and operations. The Company considers that the issue of the short term commercial paper will enable it to reduce its finance costs, to improve its capital-raising structure and to enhance its market image.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

The following table sets out certain information concerning the directors and senior management of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment

Wang Xiaochu	49	Chairman and Chief Executive Officer	20 December 2004
Leng Rongquan	58	Executive Director, President and Chief Operational Officer	20 December 2004
Wu Andi	52	Executive Director, Executive Vice President and Chief Financial Officer	10 September 2002
Zhang Jiping	51	Executive Director and Executive Vice President	10 September 2002
Huang Wenlin	53	Executive Director and Executive Vice President	10 September 2002
Li Ping	53	Executive Director and Executive Vice President	10 September 2002
Yang Jie	45	Executive Director and Executive Vice President	20 October 2004
Sun Kangmin	50	Executive Director and Executive Vice President	20 October 2004
Li Jinming	55	Non-executive Director	20 December 2004
Zhang Youcai	66	Independent Non-executive Director	10 September 2002
Lo Hong Sui, Vincent	59	Independent Non-executive Director	10 September 2002
Shi Wanpeng	70	Independent Non-executive Director	20 June 2003
Xu Erming	57	Independent Non-executive Director	9 September 2005
Tse Hau Yin, Aloysius	59	Independent Non-executive Director	9 September 2005
Yung Shun Loy, Jacky	44	Assistant Chief Financial Officer, Qualified Accountant and Company Secretary	1 February 2005
Wang Qi	52	Controller	10 September 2002

In May 2006, Mr. Wei Leping resigned from the position of Executive Director due to age.

040	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

The following table sets out certain information concerning the senior management of the Company’s subsidiaries at the provincial level as at the date of this Report:

Name	Age	Position in the Company’s subsidiaries at the provincial level	Date of Appointment

Zhang Weihua	46	Chairman of Shanghai Telecom Company Limited	9 December 2005
Wang Wei	42	General Manager of Shanghai Telecom Company Limited	20 October 2004
Chen Dexing	51	Chairman and General Manager of Guangdong Telecom Company Limited	26 June 2006
Sun Jiuming	60	Chairman and General Manager of Jiangsu Telecom Company Limited	19 October 2002
Zhang Xinjian	51	Chairman and General Manager of Zhejiang Telecom Company Limited	2 March 2005
Tao Ping	49	Chairman and General Manager of Anhui Telecom Company Limited	14 February 2006
Liu Yaoming	55	Chairman and General Manager of Fujian Telecom Company Limited	19 August 2003
Ke Ruiwen	43	Chairman and General Manager of Jiangxi Telecom Company Limited	12 September 2003
Zhao Qiang	47	Chairman and General Manager of Guangxi Telecom Company Limited	7 September 2005
Zou Bingxuan	57	Chairman and General Manager of Chongqing Telecom Company Limited	19 August 2003
Liu Hongjian	46	Chairman and General Manager of Sichuan Telecom Company Limited	4 June 2004
Liao Renbin	47	Chairman and General Manager of Hubei Telecom Company Limited	5 March 2004
Wen Huiguo	53	Chairman and General Manager of Hunan Telecom Company Limited	5 March 2004
Jin Dongbin	52	Chairman and General Manager of Hainan Telecom Company Limited	7 September 2005
Liao Kang	44	Chairman and General Manager of Guizhou Telecom Company Limited	5 March 2004
Li Hua	43	Chairman of Yunnan Telecom Company Limited	5 November 2005
		General Manager of Yunnan Telecom Company Limited	9 March 2005
Yin Yiping	47	Chairman of Shaanxi Telecom Company Limited	20 October 2005
		General Manager of Shaanxi Telecom Company Limited	3 March 2005
En Guangli	59	Chairman and General Manager of Gansu Telecom Company Limited	5 March 2004
Yang Jianqing	46	Chairman and General Manager of Qinghai Telecom Company Limited	5 March 2004
Ma Linfeng	51	Chairman and General Manager of Ningxia Telecom Company Limited	5 March 2004
Gao Tongqing	43	Chairman and General Manager of Xinjiang Telecom Company Limited	5 March 2004

In June 2006, Mr. Chen Dexing was appointed as the Chairman and the General Manager of Guangdong Telecom Company Limited while Mr. Feng Xiong resigned from the position of Chairman and General Manager of Guangdong Telecom Company Limited.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	041

Report of the Directors

SUPERVISORS OF THE COMPANY

The following table sets out certain information concerning the supervisors of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment

Zhang Xiuqin	60	Chairperson of the Supervisory Committee	10 September 2002
Zhu Lihao	66	Independent Supervisor	10 September 2002
Li Jian	45	Supervisor	9 September 2005
Xu Cailiao	43	Supervisor	9 September 2005
Ma Yuzhu	53	Supervisor (Employee Representative)	9 September 2005

In March 2007, Ms. Zhang Xiuqin proposed to resign from the position of Supervisor and Chairperson of the Supervisory Committee due to age while Mr. Li Jian proposed to resign from the position of Supervisor due to a change in job responsibility. The Company has proposed to elect Mr. Xiao Jinxue and Ms. Wang Haiyun as the Supervisors of the Company.

The abovementioned resignations and appointments will be effective upon approval by the 2006 Annual General Meeting to be held on 29 May 2007.

SHARE CAPITAL

The share capital of the Company as at 31 December 2006 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2006, the share capital of the Company comprised:

Shares	Number of shares as at 31 December 2006	Percentage of the total number of shares in issue as at 31 December 2006 (%)

Domestic shares (total):	67,054,958,321	82.85

Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian State-owned Assets Investment Holdings Co., Ltd.	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs)	13,877,410,000	17.15

Total	80,932,368,321	100.00

042	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 31 December 2006, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong) (the “SFO”) are as follows:

Name of shareholder	Number of shares held	Type of Shares	Percentage of the respective type of number shares (%)	Percentage of the total of shares in issue (%)	Capacity

China Telecommunications Corporation	57,377,053,317	Domestic shares	85.57	70.89	Beneficial owner

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	Domestic shares	8.37	6.94	Beneficial owner

JPMorgan Chase & Co.	1,006,391,826	H shares	7.25	1.24	Beneficial owner; investment manager; custodian
	640,031,300	H shares	4.61	0.79	Custodian–Licensed Corporation/Approved lending agent

Commonwealth Bank of Australia	1,248,848,000	H shares	9.00	1.55	Interest of a controlled corporation

Halbis Capital Management (Hong Kong) Limited	716,540,000	H shares	5.16	0.89	Investment manager

Save as stated above, as at 31 December 2006, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2006, none of the directors and supervisors of the Company had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning in Part XV of the SFO) as recorded in the register required to be maintained under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at 31 December 2006, the Company had not granted its directors or supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

PUBLIC FLOAT

As at the date of this Report, based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed public float under Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and as agreed with The Stock Exchange of Hong Kong Limited.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	043

Report of the Directors

DIRECTORS’ AND SUPERVISORS’ INTERESTS IN CONTRACTS

For the year ended 31 December 2006, none of the directors or supervisors of the Company had any material interest, whether directly or indirectly, in any significant contracts entered into by the Company, any of its holding companies or subsidiaries or subsidiaries of the Company’s holding company, apart from their service contracts.

EMOLUMENTS OF THE DIRECTORS

AND SUPERVISORS

Please refer to note 26 of the audited financial statements for details of the emoluments of all Directors and Supervisors of the Company in 2006.

PURCHASE, SALE AND REDEMPTION

OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any securities of the Company during the reporting period.

SUMMARY OF FINANCIAL

INFORMATION

Please refer to pages 144 to 145 of this annual report for a summary of the operating results, assets and liabilities of the Group for each of the years in the five-year period ended 31 December 2006.

BANK LOANS AND OTHER

BORROWINGS

Please refer to note 13 of the audited financial statements for details of bank loans and other borrowings of the Company.

CAPITALISED INTEREST

Please refer to note 24 of the audited financial statements for details of the Group’s capitalised interest for the year ended 31 December 2006.

FIXED ASSETS

Please refer to note 3 of the audited financial statements for movements in the fixed assets of the Group for the year ended 31 December 2006.

RESERVES

Pursuant to Article 147 of the Company’s articles of association (the “Articles of Association”), where the financial statements prepared in accordance with PRC accounting standards and regulations materially differ from those prepared in accordance with either International Financial Reporting Standards or those of the place outside the PRC where the Company’s shares are listed, the distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in those respective financial statements. Distributable reserves of the Company as at 31 December 2006, calculated on the above basis and before deducting the proposed final dividends for 2006, amounted to approximately RMB13,249 million.

In addition to the allocation to the statutory reserve funds, the Board proposes to make an allocation to a discretionary surplus reserve. The allocation proposal shall be submitted for consideration at the Annual General Meeting to be held on 29 May 2007.

Please refer to note 19 of the audited financial statements for details of the movements in the reserves of the Company and the Group for the year ended 31 December 2006.

DONATIONS

For the year ended 31 December 2006, the Group made charitable and other donations to a total amount of RMB23 million.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Please refer to note 5 and note 6 of the audited financial statements for details of the Company’s subsidiaries and the Group’s interests in associated companies as at 31 December 2006.

044	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

CHANGES IN EQUITY

Please refer to the consolidated statement of changes in equity contained in the audited financial statements (page 89 of this annual report).

RETIREMENT BENEFITS

Please refer to note 34 of the audited financial statements for details of the retirement benefits provided by the Group.

STOCK APPRECIATION RIGHTS

Please refer to note 35 of the audited financial statements for details of the stock appreciation rights offered by the Company.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2006, sales to the five largest customers of the Group represented an amount no more than 30% of the operating revenues of the Group.

For the year ended 31 December 2006, purchases from the five largest suppliers of the Group accounted for approximately 36.6% of the total annual purchases of the Group.

For the year ended 31 December 2006, purchases from the Group’s largest equipment supplier accounted for approximately 12.7% of the total annual purchases of the Group. The amount of the Group’s annual purchases includes equipment purchases, investments in infrastructure and pipelines.

To the knowledge of the Board, no director of the Company, their associates, or any person holding more than 5% of the issued share capital in the Company has any interests in such suppliers.

CONTINUING CONNECTED TRANSACTIONS

The following table sets out the amounts of continuing connected transactions of the Group for the year ended 31 December 2006:

Transaction	Group	Annual monetary cap for continuing connected transactions
	(RMB million)	(RMB million)

1. Share of expenses for centralised services	306	700
2. Net expenses for interconnection settlement	571	N/A	[1]
3. Provision of comprehensive services by China Telecommunications Corporation and its subsidiaries (the “China Telecom Group”)	1,143	1,440	[2]
4. Mutual leasing of properties	423	500
5. Provision of IT services by China Telecom Group	345	490	[2]
6. Provision of equipment procurement services by China Telecom Group	155	470
7. Provision of engineering services by China Telecom Group	7,871	8,327
8. Provision of community services by China Telecom Group	2,378	3,410
9. Provision of ancillary telecommunications services by China Telecom Group	3,238	3,900	[2]

[1]

According to a waiver letter issued by The Stock Exchange of Hong Kong Limited on 18 May 2004, the Company is not required to set an annual monetary cap for the total amount under interconnection settlement agreements.

[2]	As stated in the circular by the Company on 8 September 2006, the monetary cap for the reporting year is the revised amount.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	045

Report of the Directors

Centralised Services Agreement

Centralised services includes the provision of management and operational services by the Company to China Telecommunications Corporation in relation to big corporate customers, its network management centre and business support centre, and also the provision of certain premises by the China Telecommunications Corporation to the Group.

In addition, centralised services also includes the common use of international telecommunications facilities between both parties. The Centralised Services Agreement was renewed on 30 August 2006 with expiration on 31 December 2007, and may be automatically renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides a notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the end of the relevant term. The aggregate costs incurred by the Company and China Telecommunications Corporation for the provision of management and operation services relating to big corporate customers, as well as the business support centre and the network management centre, and by any of the parties in this agreement for the provision of premises (including labour costs, depreciation of equipment and premises, daily expenses, costs relating to maintenance and research) will be apportioned between the Company and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. The costs will be apportioned over a period of one year. In relation to the common use of international telecommunications facilities, the Company and China Telecommunications Corporation have agreed to apportion the costs associated with operating such assets on a pro rata basis according to the aggregate volume of the inbound international calls terminated by, and outbound international calls originating from, the Company and China Telecom Group, respectively.

Interconnection Settlement Agreement

Pursuant to the Interconnection Settlement Agreement, the telephone operator terminating a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated, a fee prescribed by the MII, which is currently RMB0.06 per minute.

As stated in the public announcement by the Company on 25 October 2006, the independent shareholders of the Company resolved and approved at the Extraordinary General Meeting the further renewal of the Interconnection Settlement Agreement on 30 August 2006 in accordance with its provisions. The Agreement was renewed for another two years and will expire on 31 December 2008 and will be automatically renewed for a period of three years upon expiration, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the end of the relevant term.

Comprehensive Services Framework

Agreement

The Comprehensive Services Framework Agreement governs the terms and conditions of transactions between the Company and China Telecommunications Corporation at two levels: (i) between the Group and certain associates held by China Telecommunications Corporation as long-term investments; and (ii) between the Group and certain subsidiaries of China Telecommunications Corporation operating in other provinces (the “Provincial Subsisting Companies”). Such transactions include procurement of the supply of telecommunications equipment (such as optic fibre), design, implementation and supervision of telecommunications (network) projects, software upgrade, system integration, manufacture of calling cards and so on. Prices under such agreement shall be determined in accordance with the government- prescribed prices. In the absence of government- prescribed prices, the government-guided prices (if any) shall apply. In the absence of both government- prescribed prices and government-guided prices, the market prices shall apply, that is, the prices at which the same types of services are provided by independent third party in the ordinary course of business. If none of the above prices is applicable, the prices shall be determined through negotiation between the two parties based on reasonable costs plus reasonable profit. In which “reasonable costs” shall mean the costs determined by the two parties after negotiations.

046	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

The Comprehensive Services Framework Agreement was renewed on 30 August 2006 and will expire on 31 December 2007, and will be automatically renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the expiration of the relevant term.

Listed Company — Parent Company

Agreement

As stated in the circular by the Company on 8 September 2006, for the purpose of organising the structure of the Group’s connected transactions and ease of internal management, the subsidiaries of the Company, and China Telecommunications Corporation and/or its associates agree to adjust the major entities in the connected transactions agreements. Pursuant to this, the Company and China Telecommunications Corporation signed a series of Listed Company — Parent Company Agreement on 30 August 2006 as the framework agreement for each of Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited under the Company (the “Twenty Provincial Telecom Companies”), which governs the terms of continuing connected transactions under the following six agreements. Pursuant to the Listed Company — Parent Company Agreement, the Company represented the Group while the China Telecommunications Corporation represented its associates, and the parties signing the contracts will be changed from individual subsidiaries of the Company and of the China Telecommunications Corporation to the Company and the China Telecommunications

Corporation. The terms and conditions in the relevant connected transactions agreements remain unchanged:

(1)	Property Leasing Framework Agreements;

(2)	IT Services Framework Agreements;

(3)	Equipment Procurement Services Framework Agreements;

(4)	Engineering Framework Agreements;

(5)	Community Services Framework Agreements;

and

(6)	Ancillary Telecommunications Services Framework Agreements.

The followings are the Listed Company — Parent Company Agreements:

Property Leasing Framework Agreement Pursuant to the Property Leasing Framework Agreement, the Twenty Provincial Telecom Companies under the Company lease properties from the Provincial Subsisting Companies for use as business premises, offices, equipment storage facilities and sites for network equipment. In addition, the Twenty Provincial Telecom Companies also lease certain properties to the Provincial Subsisting Companies. The rent payable under the relevant leases shall be determined based on the market price with reference to the standards set forth by local pricing authorities.

The Property Leasing Framework Agreement will expire on 31 December 2007, and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the end of the relevant term.

IT Services Framework Agreement

Pursuant to the IT Services Framework Agreement, the Provincial Subsisting Companies may participate in bids for the right to provide the Twenty Provincial Telecom Companies with information technology services, such as office automation, software testing and network upgrade. The charges payable for such IT services shall be determined by reference to market rates or as determined by prices obtained through the tender process.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	047

Report of the Directors

The IT Services Framework Agreement may be renewed for further periods of one year upon expiration on 31 December 2007, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the expiry of the relevant term.

Equipment Procurement Services Framework

Agreement

Pursuant to the Equipment Procurement Services Framework Agreement, the Provincial Subsisting Companies have agreed to provide comprehensive procurement services, including management of tenders, verification of technical specifications and installation services. The maximum commission for such procurement services shall be calculated based on the followings: (1) not more than 1% of the contract value for procurement of imported telecommunications equipment; or (2) not more than 3% of the contract value for the procurement of domestic telecommunications equipment and other domestic non-telecommunications materials.

The Equipment Procurement Services Framework Agreement will expire on 31 December 2007, and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the end of the relevant term.

Engineering Framework Agreement

The Engineering Framework Agreement sets out the terms in respect of the supervision and management of services relating to construction, design, equipment installation and tests provided to the Twenty Provincial Telecom Companies through bids made by the Provincial Subsisting Companies, and/or services as the general contractors for the construction and supervision of engineering projects of the Twenty Provincial Telecom Companies. The charges payable for such engineering services shall be determined by reference to the market rates as reflected through the tender process. The charges payable for the design or supervision of engineering projects with a value over RMB500,000, or construction of engineering projects with a value over RMB2 million shall be determined by referring to the tender price.

As stated in the public announcement by the Company on 25 October 2006, the independent shareholders of the Company resolved and approved at the Extraordinary General Meeting that the Engineering Framework Agreement will expire on 31 December 2008, and may be renewed for periods of three years upon expiration without limit in the number renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the end of the relevant term.

Community Services Framework Agreement

Pursuant to the Community Services Framework Agreement, the Provincial Subsisting Companies will provide the Twenty Provincial Telecom Companies with services relating to culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service. The pricing terms for such services are the same as those for comprehensive services.

The Community Services Framework Agreement will expire on 31 December 2007, and may be renewed for further periods of three years upon expiration without limit in the number of renewals, unless either party provides notice of non-renewal in writing to the opposite party three months prior to the end of the relevant term.

Ancillary Telecommunications Services Framework Agreement

Pursuant to the Ancillary Telecommunications Services Framework Agreement, the Provincial Subsisting Companies agree to provide the Twenty Provincial Telecom Companies with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those for comprehensive services.

The Ancillary Telecommunications Services

Framework Agreement will expire on 31 December 2007, and may be renewed for further periods of three years upon expiration without limit in the number of renewals, unless either party provides notice of non-renewal in writing to the opposite party three months prior to the end of the relevant term.

048	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

The independent non-executive directors of the Company have confirmed that all continuing connected transactions for the year ended 31 December 2006 to which the Group was a party:

1.	had been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business;

2.	had been entered into either:

(i)	on normal commercial terms; or

(ii)	where there was no available comparison to judge whether they are on normal commercial terms, on terms no less favourable than those available to or (if applicable) from independent third parties; and

3.	had been entered into on terms that are fair and reasonable so far as the overall interests of the independent shareholders of the Company are concerned.

The independent non-executive directors have further confirmed that:

The values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

The international auditor of the Group have reviewed the continuing connected transactions of the Group and have confirmed to the Board that the transactions:

1.	have received the approval of the Board;

2.	have been entered into in accordance with the pricing policies as stated in the relevant agreements; and

3.	have been entered into in accordance with the terms of the agreements governing such transactions; and the values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

Strategic Agreement

As stated in the public announcement by the Company on 25 October 2006, independent shareholders of the Company resolved and approved in the Extraordinary General Meeting, the signing of a Strategic Agreement between the Company and China Communications Services Corporation Limited, a fellow subsidiary of which China Telecommunications Corporation, our parent company, is the holding company, on 30 August 2006 with an effective period between 1 January 2007 and 31 December 2009. Both parties may negotiate the renewal of the Strategic Agreement upon the expiration, and the renewal is subject to the requirements of Chapter 14A of the Listing Rules (including disclosure and independent shareholders’ approval requirements).

Pursuant to the Strategic Agreement, the business areas of the strategic alliance between the two parties governed by the terms and conditions in the agreement include: design, implementation and supervision of the communications engineering, maintenance management service, contents application service, sales channel service, usage of telecommunications and other new businesses arising from time to time which are appropriate for the collaboration between the two parties. China Communications Services Corporation Limited pledges its support to the strategic transformation of the Company from traditional basic telecommunications operator to comprehensive information service provider, its active support to the Company’s business development, and its active use of the Company’s products and services in its own business.

Such services shall comply with the related standards of China or the standards agreed by both parties, and shall be on terms no less favourable than those available to any third parties to which the same or similar services are provided by either party. Without breaching the requirements governed by PRC laws, in respect of the same services, where the terms and conditions of services provided by either party of the Strategic Agreement are the same as those provided by an independent third party, the party under the Strategic Agreement shall have the priority to be appointed as the service provider by the other party.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	049

Report of the Directors

Other important terms of the Agreement are listed in detail in the circular on 8 September 2006.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE

PRACTICES

Please see the “Corporate Governance Report” set out in page 54 of this 2006 annual report of the Company for details of our compliance with the Code on Corporate Governance Practices.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2006, the Company was not involved in any material litigation or arbitration, and as far as the Company is aware of, no material litigation or claims were pending or threatened or made against the Company.

AUDITORS

KPMG and KPMG Huazhen were appointed as the international and domestic auditors of the Company for the year ended 31 December 2006. KPMG has audited the accompanying financial statements, which have been prepared in accordance with International Financial Reporting Standards. The Company has retained KPMG and KPMG Huazhen since the date of its listing. A resolution for the reappointment of KPMG and KPMG Huazhen as the international and domestic auditors of the Company for the year ending 31 December 2007 will be proposed at the Annual General Meeting of the Company to be held on 29 May 2007.

By Order of the Board

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

26 March 2007

050	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Report of the Supervisory Committee

Dear Shareholders,

The Supervisory Committee of China Telecom Corporation Limited spared no effort in performing its duties in accordance with the relevant laws and regulations of the PRC and the Articles of Association of the Company, and supervising effectively whether the resolutions made by the Board of Directors are in compliance with relevant laws and in the best interests of the Company and its shareholders, and safeguarding the interests of shareholders and the long-term benefits of the Company.

During the reporting period, the Supervisory Committee held two meetings. At the second meeting of the Second Session of the Supervisory Committee held in March 2006, the Company’s operating results and financial statements for 2005 were reviewed. In addition, the Second Session of the Supervisory Committee reviewed and approved five agenda items, including the financial statements, profit distribution proposal, the independent auditors’ report for the year ended 2005, the report of the Supervisory Committee for the year ended 2005, and the work plan of the Supervisory Committee for the year 2006. At the third meeting of the Second Session of the Supervisory Committee held in August of the same year, the interim financial statements and the independent auditors’ review report of 2006 were reviewed. During the reporting period, members of the supervisory committee supervised the major decision-making processes of the Company and the performance of duties carried out by members of the Board of Directors and the senior management through their attendance of the Annual General Meeting of the Company for 2005 and the meetings of the Board of Directors.

The Supervisory Committee is of the view that during the reporting period, the traditional voice services of the Company faced acute challenges posed by intensifying market competition. The Company proactively promoted strategic transformation and maintained the fundamentals of its traditional business. It actively implemented precise management, optimised the resources allocation, enhanced internal reform and innovated its development model so that the Company could enjoy better economic benefits and growth quality, fulfilling its commitments to its investors.

Meanwhile, the Company has attached great importance to its corporate governance and business integrity. In accordance with relevant regulations, including the Sarbane-Oxley Act Section 404, the Company strengthened the improvement and execution of its internal control, allowing the enhancement of both the internal control environment and management standards. The Company thus maintained healthy and stable development.

The Supervisory Committee believes that during 2006, all members of the Board of Directors and members of senior management have complied with relevant laws and regulations, diligently carried out the resolutions approved in shareholders’ general meetings, persisted in managing the operation of the Company in accordance with the law, and prudent in their decision-making. The Board’s and the senior management contributed greatly towards achieving excellent financial results for the Company.

Upon the review of the unqualified financial statements of the Company for the year ended 2006 and other relevant information which were prepared in accordance with PRC accounting rules and regulations and International Financial Reporting Standards, audited by domestic and international auditors of the Company, and proposed to be submitted to the shareholders’ general meeting by the Board of Directors, the Supervisory Committee is of the opinion that the financial statements were prepared in line with the principle of consistency and that they truly and fairly reflect the Company’s financial position and results of operations.

In 2007, guided by the Articles of Association of the Company and relevant regulatory requirements, the Supervisory Committee will do its utmost in all aspects to preserve the interests of the Company and its shareholders, to supervise the deliveries of commitment to shareholders of the Company and to strive to excel in the discharge of its duties.

By Order of the Supervisory Committee

Zhang Xiuqin

Chairperson of the Supervisory Committee

Beijing, PRC

26 March 2007

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	051

#1

We are dedicated to improving our corporate governance and transparency to enhance our operating efficiency and investor confidence. Our efforts on perfecting our internal controls and systems in accordance with international best practice and US Sarbanes-Oxley Act requirements have not only further strengthened our existing operations but also better prepared us for our full services convergence offering in future. Our dedication to improved transparency has greatly secured our stakeholders' confidence and support for our future development.

Corporate Governance Report

The Company has been attaching great importance to corporate governance, inheriting an excellent and conservative management style, and insisting on practicing corporate governance with efficient management and operations of top industry standard. In 2006, we continued to make efforts in establishing and improving the Company’s internal control mechanism, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

Save for the roles of Chairman and Chief Executive Officer of the Company being performed by the same individual, for the year ended 2006, the Company has been in compliance with all the code provisions as set out in Appendix 14 “Code on Corporate Governance Practices” of the Listing Rules.

In the Company’s opinion, through supervision of the Board and independent non-executive directors, and with effective control of the Company’s internal operations, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and executions, and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

1.    OVERVIEW OF CORPORATE GOVERNANCE

As a company incorporated in China, the Company adopts the PRC Company Law and other related laws and regulations as the basic guidelines for the Company’s corporate governance. As a company listed both in Hong Kong and the United States, the current Articles of Association is in compliance with the Listing Rules and the regulatory requirements for listed companies in Hong Kong and the United States and these rules serve as guidance for the Company to improve its foundation of corporate governance. The Company has regularly published responsibility statements relating to its internal control in accordance with the US Sarbanes-Oxley Act of 2002 and the regulatory requirements of the U.S. Securities and Exchange Commission and the New York Stock Exchange, to confirm its compliance with related financial reporting, information disclosure and corporate internal controls requirements.

In 2006, the Company’s efforts and achievements in corporate governance received recognition from authoritative institutions. The Company was accredited with “CAPITAL Outstanding China Enterprise Awards – Telecommunications” by CAPITAL magazine. At the 2006 Interactive Investor Relations Awards, the Company’s website (www.chinatelecom-h.com) was named “Best Conglomerates IR Site” and “Best Information Services IR Site”. The Company won the silver award in the category of “Interior Design: Telecommunications (Other Countries)” in the “2006 International ARC Awards”. China Telecom Corporation Limited was awarded with the “Best Commitment to Strong Dividend Payment 2006 – China” by FinanceAsia for the year 2006.

2.    OVERALL STRUCTURE OF CORPORATE GOVERNANCE

A double-tier structure has been adopted as our overall structure of corporate governance: the Board and the Supervisory Committee are established under the Shareholders’ Meeting while the Audit Committee, Remuneration Committee and Nomination Committee are set up under the Board. The Board is authorised by the Articles of

China Telecom’s 2005 Annual Report won silver

award in the “International ARC Awards”

054	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

China Telecom’s website honoured with “Best IR Site” of two

industry categories in “Interactive Investor Relations Award”

China Telecom was accredited with “The 1st

Capital Outstanding China Enterprise Awards —

Telecommunications”

Association to make major decisions with regard to the Company’s operations and to oversee the daily operations by the senior management. The Supervisory Committee is mainly responsible for the supervision of the performance of duties by the Board and senior management. Each of the Board of Directors and the Supervisory Committee is independently accountable to the Shareholders’ Meeting.

Shareholders’ Meeting

At each of the general meetings, a separate

shareholders’ resolution is proposed in respect to each independent item, and details of the voting procedures and the right of voting by poll at the demand of shareholders are recorded in the circulars to shareholders in accordance with the Articles of Association and listing rules of the places of listing. The circulars to shareholders also provide details of the resolutions. Voting results are published in newspapers and on the websites of the Company and The Stock Exchange of Hong Kong Limited. The Company attaches great importance to the general meetings and the communication between directors and shareholders. The directors provide detailed and complete answers to questions raised by shareholders in the general meetings.

In 2006, the Company convened two general meetings: the Annual General Meeting (“AGM”) for 2005 and an Extraordinary General Meeting (“EGM”).

The AGM for 2005 held on 23 May 2006 mainly reviewed and approved the consolidated financial statements, Report of the Directors, Report of the Supervisory Committee, Report of the International Auditors, the annual profit distribution proposal and the declaration of final dividends, as well as the appointment of international auditors and domestic auditors, and the issue of short term commercial papers.

At the EGM held on 25 October 2006, a proposal concerning the Company’s continuing connected transactions was approved, and the Strategic Agreement signed between the Company and China Communications Services Corporation Limited was also approved.

Annual General Meeting was held in Hong Kong on 23 May 2006

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	055

Corporate Governance Report

Board of Directors

The second session of the Board re-selected on 9 September 2005 comprised 15 directors with a period of office for three years. In May 2006, Mr. Wei Leping resigned from the position of Executive Director of the China Telecom Corporation Limited due to age. The current Board of Directors comprises 14 directors with eight executive directors, one non-executive director, and five independent non-executive directors. The number of independent non-executive directors constitute more than one-third of the Board members. Mr. Tse Hau Yin, Aloysius, who is the Chairman of the Audit Committee, is an internationally renowned financial expert with expertise in accounting and financial management. The Audit Committee, Remuneration Committee and Nomination Committee under the Board, all consisting of independent non-executive directors, ensure that the Board will be able to make independent judgments effectively.

The Company strictly complies with the Code on Corporate Governance Practices of the Listing Rules and rigorously regulates the operating procedures of the Board and the committees under it, and ensures that the proceedings of Board meetings are standardised in terms of organisation, regulations and personnel. The Board is responsible for effective supervision of the preparation of accounts for each financial period, so that such accounts truly and fairly reflect the financial position, operating results and cash flows of the Company for each period. In preparing the accounts for the year ended 31 December 2006, the directors selected appropriate accounting policies and made prudent, fair and reasonable judgments and estimates and prepared the accounts on an going concern basis.

Attendance rate of individual directors (including attendance with written proxies) at Board meetings in 2006

Number of Directors	14

Executive Directors	Meetings for The Second Session of the Board	Attendance Rate

1. Wang Xiaochu (Chairman)	4/4	100%
2. Leng Rongquan	4/4	100%
3. Wu Andi	4/4	100%
4. Zhang Jiping	4/4	100%
5. Huang Wenlin	4/4	100%
6. Li Ping	4/4	100%
7. Yang Jie	4/4	100%
8. Sun Kangmin	4/4	100%

Independent Non-Executive Directors	Meetings for The Second Session of the Board	Attendance Rate

1. Zhang Youcai	4/4	100%
2. Lo Hong Sui, Vincent	4/4	100%
3. Shi Wanpeng	4/4	100%
4. Xu Erming	4/4	100%
5. Tse Hau Yin, Aloysius	4/4	100%

Non-Executive Directors	Meetings for The Second Session of the Board	Attendance Rate

1. Li Jinming	4/4	100%

056	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

The Board plays a significant role in matters such as operations, budgeting, decision-making, supervision, internal controls and the corporate governance of the Company. In 2006, the Board (including the committees under it) convened 10 meetings. At the meetings, the Board reviewed matters including the Company’s annual and interim financial statements, proposals for annual profit distribution proposal, annual and interim reports, proposals for the appointment of auditors, proposals for granting stock appreciation rights, the issue of the short-term commercial paper, adjustment to connected transactions, improvement plans for internal controls, annual budget, fees for independent auditors, and the code on board meeting practices.

The Company has always placed emphasis on the continuous training of directors. In December 2006, the Company invited relevant experts to provide training on corporate risk management to all directors.

Based on the written confirmation from the directors, all of the Company’s directors have strictly complied with Appendix 10 Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules regarding the standard requirements for directors in conducting securities transactions. The Company has received annual independence confirmations from each of the independent non- executive directors, and considers them to be independent.

Audit Committee

Pursuant to Listing Rule 3.21, which provides that the majority of the audit committee members must be independent non-executive directors of the issuer, the Audit Committee comprises four independent non-executive directors. The Charter for the Audit Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Audit Committee. The Audit Committee’s principal duties include the supervision on the truthfulness and completeness of the Company’s financial statements, the effectiveness and completeness of the Company’s internal control and risk management system, as well as the work of the Company’s internal audit department. It is also responsible for the monitoring and review of the qualifications, selection and appointment, independence and services of independent auditors. The Audit Committee also has the authority to set up a reporting system to receive and handle cases of complaints or complaints made on an anonymous basis regarding the Company’s accounting and internal controls. The Audit Committee will regularly report on its work to the Board.

In 2006, the Audit Committee convened four meetings, where it mainly reviewed important matters relating to the Company’s annual and interim financial statements, connected transactions and execution reports, the appointment and fees of independent auditors, the assessment report of the Company’s internal control, reports on the internal audit, and the Strategic Alliance Agreement signed with the China Communications Services Corporation Limited. Apart from the above meetings, the Audit Committee also communicated with the independent auditors in the absence of Management.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	057

Corporate Governance Report

Attendance rate of individual members of the Audit Committee in 2006 (including attendance with written proxies)

Second Session of the Audit Committee

Number of Committee members	4

Percentage of Independent Non-executive directors of the Committee	100%

Member of the Committee	Number of Meetings	Attendance Rate

Tse Hau Yin, Aloysius (Chairperson of the Committee)	4/4	100%
Zhang Youcai	4/4	100%
Shi Wanpeng	4/4	100%
Xu Erming	4/4	100%

Remuneration Committee

Pursuant to provision B.11 of the Code on Corporate Governance Practices which states that a majority of the members of the Remuneration Committee of listed issuer should be independent non-executive directors, the Remuneration Committee of the Company was formed by four independent non- executive directors. The Charter for the Remuneration Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration etc. of the Remuneration Committee. The Remuneration Committee assists the Company’s Board to formulate overall remuneration policy, structure the Company’s directors and senior management personnel, and to establish related remuneration procedures that are standardised and transparent. The Remuneration Committee’s principal duties include supervision on the compliance of the Company’s remuneration system with legal requirements, presenting the evaluation report on the Company’s remuneration system to the Board, as well as giving recommendations to the Board in respect of the overall remuneration policy and structure for the Company’s directors and senior management personnel. Its responsibilities comply with the requirements of the Code on Corporate Governance Practices. The Remuneration Committee regularly reports on its work to the Board.

In 2006, the Second Session of the Remuneration Committee convened one meeting, where it approved the Proposal Relating to Second Phase of Granting the Stock Appreciation Rights, and recommended the Board to approve such a proposal. In considering the proposal, each member declared there was no conflict between the proposal under consideration and his personal interest.

Attendance rate of individual members of the Remuneration Committee in 2006 (including attendance with written proxies):

Second Session of the Remuneration Committee

Number of Committee members	4

Percentage of Independent Non-executive Directors of the Committee	100%

Member of the Committee	Number of Meetings	Attendance Rate
Lo Hong Sui, Vincent (Chairperson of the Committee)	1/1	100%
Shi Wanpeng	1/1	100%
Xu Erming	1/1	100%
Tse Hau Yin, Aloysius	1/1	100%

058	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Nomination Committee

Pursuant to the recommended best practices of the Code on Corporate Governance Practices, the Company’s Nomination Committee was formed by four independent non-executive directors. The Charter for the Nomination Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration etc. of the Nomination Committee, and it specially requires that the Nomination Committee members have no significant connection to the Company, and comply with the requirements related to independence. The Nomination Committee assists the Board to formulate standardised, prudent and transparent procedures and succession plans for the appointment of directors, and further improve the composition of the Board. The principal duties of the Nomination Committee include: regularly reviewing the structure, number of members and composition of the Board; identifying candidates and advising the Board with the appropriate qualifications for the position of Directors; evaluating the independence of independent non-executive directors; advising the Board on matters regarding the appointment or re-appointment of directors and succession plans for the directors (in particular the Chairman and Chief Executive Officer). The Nomination Committee is accountable to the Board and regularly reports on its work. The Nomination Committee has not convened in 2006 because there were no significant matters such as the addition and replacement of directors.

Independent Director Committee

Pursuant to the Listing Rules, the Company’s Board established an Independent Director Committee on 30 August 2006 which comprised five independent directors reviewing: the Engineering Framework Agreement of China Telecom and the transactions under it, the Interconnection Settlement Agreement and the transactions under it, and the Strategic Alliance Framework Agreement to be signed with China Communications Services Corporation Limited. The committee also submits recommendations on these matters to the independent shareholders.

Supervisory Committee

The Company established the Supervisory Committee in accordance with the PRC Company Law. At present, the Supervisory Committee comprises five supervisors, of which there is an external independent supervisor and an employee representative supervisor. In March 2007, Ms. Zhang Xiuqin had submitted her resignation from the position of Supervisor and Chairperson of the Supervisory Committee due to age and Mr. Li Jian had submitted his resignation from the position of Supervisor due to a change of job responsibilities. The Company’s Supervisory Committee has proposed to elect Mr. Xiao Jinxue and Ms. Wang Haiyun as the Supervisors of the Company. The abovementioned resignations and appointments will be effective upon the review and approval of the 2006 Annual General Meeting to be held on 29 May 2007.

The principal duties of the Supervisory Committee consist of supervising, in accordance with the law, the Company’s financials and performance of the directors, managers and other senior management of the Company so as to prevent them from abusing their powers. The Supervisory Committee is a standing supervisory organisation of the Company, which is accountable and reports to all shareholders. The Supervisory Committee usually holds meetings once or twice a year.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	059

Corporate Governance Report

Attendance rate of individual members of the Supervisory Committee in 2006

The Second Session of Supervisory Committee

Number of supervisors		5

Number of meetings in 2006		2

Supervisors	Number of Meetings	Attendance Rate

Zhang Xiuqin (Chairperson)	2/2	100%
Ma Yuzhu (Employee Representative)	2/2	100%
Zhu Lihao (Independent Supervisor)	2/2	100%
Li Jian	2/2	100%
Xu Cailiao	2/2	100%

Independent Auditors

The international and domestic independent auditors of the Company are KPMG and KPMG Huazhen, respectively. In order to maintain their independence, the non-auditing services provided by the auditors have not contravened the requirements of the US Sarbanes-Oxley Act of 2002 and have obtained pre-approval from the Audit Committee.

Breakdown of the remuneration received by the independent auditors for audit services provided to the Company for the year ended 31 December 2006 is as follows:

Subject of the Service	Fee (RMB million)

Audit services	61.00
Non-audit services (Internal Control Advisory Service)	10.85

The Audit Committee approved the re-appointment of KPMG and KPMG Huazhen as the international and domestic independent auditors of the Company for the year ending 31 December 2007. The resolution has been agreed by the Board of Directors, and will be submitted to the shareholders general meeting for approval.

060	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

3.    ESTABLISHMENT AND IMPLEMENTATION OF ANCILLARY MECHANISM

Clear definition of the respective responsibilities of the Board of Directors and the Management

The Articles of Association of the Company rule that the Board is accountable to the shareholders meetings, and its duties include the execution of resolutions, formulation of major decisions for operations, financial proposals and policies, the Company’s management system, and the appointments of managers and other personnel of the Company. The Articles of Association clearly defines the respective terms of reference of the Board and the Management. The Management is responsible for the operation and management of the Company, the organisation and implementation of the resolutions of the Board, the annual operation plans and investment proposals of the Company, determining the establishment of the Company’s internal administrative institutions and sub- institutions, and performs such other duties as authorised by the Articles of Association and the Board. In order to maintain the highly efficient operation, flexibility and swiftness of operational decision-making, the Board, when necessary, may delegate its managing and administrative powers to the Management, and provide clear guidance regarding such delegation so as to avoid seriously impeding or undermining the overall capacities of the Board in exercising its powers.

Strengthening of the supervisory function of the Audit Committee

The Audit Committee pays close attention to the Company’s preparation in relation to the internal control stated in the Sarbanes-Oxley Act Section 404 and receives regular reports on the work of the internal audit and the execution of connected transactions. In 2006, the audit department of the Company submitted four reports to the Audit Committee regarding the annual plan for the Company’s internal audit, the status of each task in the internal audit in particular the internal control assessment, significant findings from the audit, recommendations for work improvement, and other matters with which the Audit Committee was concerned. Meanwhile, the Audit Committee has discussed with the independent auditors for the results of audit work and internal control. The above measures ensured the Audit Committee immediately understood the Company’s related situations and could better perform its supervisory duties. The reports also made practical and professional recommendations for the improvement of the Company’s situation, and promoted the continuous improvement and perfection of the internal audit function.

4.    INTERNAL CONTROL

Establishment and implementation of the internal control system

The Board is aware of its responsibility to ensure a solid, complete and effective internal control system of the Company in order to protect shareholder investment and the Company’s assets. The Board also understands its responsibility to review the effectiveness of this system. The Company’s Management is responsible for the establishment and implementation of the internal control system. The internal control system is built on a clear organisational structure, management duties, delegation and accountability, definite targets and strategies, policies and procedures, overall risk assessment and management, a sound management accounting system, and continued analysis and supervision of operational performance. It covers all businesses and transactions of the Company. To make the internal control system more effective, the Company has formulated a “Code of Conduct for the Senior Management of China Telecom Corporation Limited” and a “Code of Conduct for the Employees of China Telecom Corporation Limited”. Meanwhile, the Company has established and improved its internal declaration system, which encourages anonymous reporting of situations where employees, especially directors and senior management personnel, breach the rules.

Annually, the departmental managers and other responsible personnel of each subsidiary assist the Management in formulating and submitting to the Board for approval the annual operation plan and budget. At the same time, in accordance with the Company’s targets and strategies, they also continue

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Corporate Governance Report

to supervise and assess the risks of business procedures at both a management level and an operational level; and also formulate, in a timely manner, the corresponding measures for any significant changes. Each unit and department of the Company has the responsibility to organise the design of its operational process, the formulation and implementation of its internal controls and to provide guidance to subordinate units in respect of the implementation of internal control and self assessment in its professional areas.

The internal audit department is responsible for organising the assessment of internal control. In 2006, the Company’s internal audit department initiated and organised the evaluation of internal control in all areas of the Company. It reports the related situation, on a regular and on an ad-hoc basis, to the Audit Committee in a timely manner, and executed the opinions and recommendations provided by the Audit Committee. The internal audit department places much emphasis on risk control and coordinates with the independent auditors to formulate and execute various audit plans in respect of different control areas.

The Company has been continuously improving its internal control system. In order to meet the regulatory requirements of its places of listing (the U.S. and Hong Kong), and strengthen its internal controls while guarding against operational risks, the Company initiated an improvement project on “Internal Control System over Financial Reporting” in August 2003. Over more than three years, the Company has formulated the Internal Control Manual and its Limits of Authority Lists, the Provisional Administrative Measures of Internal Control and the Provisional Measures for the Evaluation of Internal Control of China Telecom Corporation Limited, in accordance with the requirements of the U.S. securities regulatory authorities and the COSO Internal Control Framework to ensure that its financial statements are true and reliable and will meet the needs of internal governance as well as the requirements of regulatory bodies of the capital market. The provincial companies formulated the Implementing Rules in order to meet the same requirements.

In accordance with requirements of the Listing Rules, in February 2005, the Company engaged an internationally recognised accountant who is a highly experienced professional in the auditing and financial control of listed companies to act as the Assistant Chief Financial Officer and Company Secretary of the Company. As a qualified accountant of the Company, he also helped improve financial reporting procedures and internal control mechanisms.

To ensure the truthfulness, accuracy, completeness and timeliness of the Company’s information disclosure, the Company has formulated “Rules for the Information Disclosure Management of China Telecom Corporation Limited (Trial)” in order to improve the management of the Company’s information disclosure. It primarily focuses on: the disclosure of important information such as share price sensitive information and annual and interim reports; standardising the Company’s internal collection, organisation, summarisation and reporting system regarding the Company’s important information; formulating procedures for regular and irregular external disclosure of documents; and defining the responsibilities and behavior standards of related internal departments, branches, and subsidiaries of the Company in respect of information disclosure.

In 2006, the Company, with the authorisation by the Board, and through integrating the development of business and management, formulated the Provisional Administrative Measures of the Responsibility for Internal Control. Through strengthening management and clarifying work duties, the Company was able to effectively implement internal control responsibilities and promote the formation of close loop management. Internal management of the Company was made more standardised and scientific, and more complete and effective internal control systems were established. Employees’ understanding of internal control and responsibilities were reinforced. This allowed the Company to gradually build a team of internal control professionals in China Telecom, and thus establish a corporate image for credible operation.

062	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

In 2006, the Company further strengthened its IT internal control mechanism. As a result, efficiency and effectiveness of internal control were enhanced through the support of IT infrastructure. Additionally, risk management was also strengthened and corporate informationisation was promoted through the improvement of IT internal control mechanisms. Implementation of IT internal control further improved and enhanced the security of the Company’s information system to ensure that the integrity, timeliness, reliability and confidentiality of data and information was maintained.

Annual Evaluation

The Company has adopted the COSO Internal Control Framework as the standard for its internal control and self-evaluation. The Company insists on risk guidance principles, and on the basis of overall evaluation, it identified key control areas and points for major evaluation through risk assessment. Internal control and self-evaluation adopts a top- down approach which reinforces evaluation in respect of control points at the corporate level and control points corresponding to major accounting items. In 2006, the Company improved the organisation and management of its evaluation, evaluation procedures and documentation, and reinforced control evaluation at the corporate level, and made the evaluation mechanism more mature and adaptable. It organised full-coverage internal control evaluation, focusing on inspection of the key controls and major areas, to prevent occurrence of significant internal control deficiency, whilst promoting the improvement of internal control.

The Board, through the Audit Committee, reviewed the internal control system of the Company and its subsidiaries for the financial year ended 31 December 2006, which covered controls over financial reporting, operations and compliance, as well as risk management functions. The Board is of the view that the Company’s internal control system is effective.

5.    INVESTOR RELATIONSHIP AND TRANSPARENT INFORMATION DISCLOSURE MECHANISM

The Company’s Investor Relations Department is responsible for maintaining proactive communications with investors and other capital market participants and providing them, in a timely manner, with the necessary information and services so as to allow them to fully understand the operations and development of the Company.

In 2006, the Company started making quarterly disclosures of EBITDA and net profit data, and monthly announcements on the number of local telephone services subscribers. The Company has further improved its communication with capital markets and enhanced its transparency with respect to information disclosure.

2006 Interim Results Announcement

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Corporate Governance Report

China Telecom organized the 2006 Reverse Roadshow for analysts in Shanghai

The Company’s investor relations website not only functions as the primary channel to distribute news and company information to investors and capital markets, but is also critical to the valuation of the listed company and its compliance with rules on information disclosure. Recently, the Company’s website has been under continuous reform and innovation. In accordance with the requirements of capital markets and international best practices, the Company has further improved the functions, design, investor interactivity and disclosure of information on its website in order to facilitate interactive communication with its investors and shareholders.

In 2006, the Company organised reverse roadshows and introduced to major analysts the business performances and execution at strategic transformation of several provincial subsidiaries located in the eastern, central and western provinces in China, strengthening investors’ awareness and confidence in the Company’s transformation strategy.

China Telecom participated the Money Show in the US

The Company maintains close contact with investors and analysts daily. In 2006, the Company participated in many investors conferences hosted by major international investment banks in order to maintain active communication with institutional investors. The Company also participated in the “Money Show” in the U.S. in order to improve its proactive communication with U.S. retail investors. These interactions further enhanced the image and transparency of the Company within the capital market.

064	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

6.    SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES FOLLOWED BY THE COMPANY AND THOSE FOLLOWED BY NYSE-LISTED U.S. COMPANIES

The Company was established in the PRC and is currently listed on The Stock Exchange of Hong Kong Limited (“Stock Exchange”) and the New York Stock Exchange (“NYSE”). As a foreign private issuer, the Company is not required to comply with all the corporate governance rules of Section 303A of the NYSE Listed Company Manual. However, the Company is required to disclose the significant differences between the corporate governance practices followed by the Company and the listing standards followed by NYSE-listed U.S. companies.

Pursuant to the requirements of the NYSE Listed Company Manual, the Board of Directors of all NYSE-listed U.S. companies must be made up by a majority of independent directors. Under currently applicable PRC and Hong Kong laws and regulations, the Board of the Company is not required to be formed with a majority of independent directors. As a listed company on the Stock Exchange, the Company needs to comply with the Listing Rules. These rules require that at least one third of the Board of Directors of a listed company be independent directors. The Board of the Company comprises 14 directors, of which five are independent directors, making the number of independent directors exceed one third of the total number of directors on the Board, in compliance with the number set out as a recommended best practice in the Code on Corporate Governance Practice of the Listing Rules. These independent directors also satisfy the requirements on “independence” under the Listing Rules, however, the related standard is different from the requirements in Section 303A.02 of the Listed Company Manual of NYSE.

Chairman Wang Xiaochu was invited to host the opening bell of New York Stock Exchange

Pursuant to the requirements of the Listed Company Manual of NYSE, companies shall formulate separate corporate governance rules. Under the currently applicable PRC and Hong Kong laws and regulations, the Company is not required to formulate any rules for corporate governance; therefore, the Company has not formulated any separate corporate governance rules. However, the Company has implemented the Code on Corporate Governance Practices of the Stock Exchange for the year ended 31 December 2006.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	065

243,072

A total of 243,072 employees fully dedicated to serving our 223 million fixed-line subscribers and 28.32 million broadband subscribers

We have been heavily investing in our people as their skills and dedications are essential to providing delightful and efficient services to our customers and hence to our success. We provide our talents with good training and opportunities to advance their career, realize their earnings potential and attain job achievement. Our talents have been empowered to tackle challenges from increasing and diverse demand from our customers, which is essential to our success on full services convergence offering.

Human Resources Development

SUMMARY

The Company has always been attaching great importance to human resources development, and considers its employees as the Company’s most important asset and an essential foundation for the Company’s long-term sustainable development. Being a long-established telecommunications services company, the Company has already built up rich human resources over the years. Based on this and its progressive transformation, the Company has proactively innovated and vigorously advanced the precise management of human resources and optimised the Company’s human resources structure. Pursuant to the corporate culture which values the employees as the foundation of the enterprise, the Company shows more care for its employees and pays much attention to their personal development. Through human resources management and cultivation of employees’ abilities, the Company has strengthened the enthusiasm, initiative and creativity of its employees. At the same time, the Company made great efforts to build up a troupe of specialised, professional and high-quality workforce which is well managed and good at implementation. All these measures facilitate the growth of both the value of the Company and its employees.

In 2006, the Company intensified the reforms of its human resources system. By enforcing the job segmentation policy and sourcing for experienced and leading talents, the Company developed and promoted reforms relating to the human resources, labor and distribution systems in its emerging businesses. Leveraging market-oriented and innovative management, the Company facilitated its business development and strategic transformation.

BASIC EMPLOYEES DISTRIBUTION

At the end of 2006, the Company had a total of 243,072 employees. The employees’ distribution was as follows:

	No. of employees	Percentage

Management, Finance and Administration	38,899	16.0%
Sales and Marketing	113,342	46.6%
Operation and Maintenance	89,728	36.9%
Research and Development	1,103	0.5%

Total	243,072	100%

In addition, the Company had another 95,544 staff seconded by third parties.

In order to retain quality employees, the Company has adopted several effective measures. Firstly, it improved its salary incentive system by offering a merit-based remuneration scheme which rewards excellent employees for their outstanding performance and contribution. Secondly, the Company has also been constantly improving its promotion system, implementing an open and competitive recruitment policy within the Company and providing a conducive environment for outstanding talents to stand out. Thirdly, the Company established a corporate annuity system which is open to all employees, with privileges given to employees holding key positions. The implementation of the corporate annuity system encourages employees to be more proactive, and which, by taking into account the contributions by the employees, works to retain talents. Fourthly, the Company implemented a Stock Appreciation Rights scheme for its senior management. This scheme closely links increases in the corporate value with appraisals of the performance and effectiveness of its senior management, hence preventing them from

068	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Employees were participating in the professional knowledge training running the business in a near-sighted manner. The necessary intertwining of the value of the Company and its shareholders with the interests of senior management encourages senior management to care more for the long-term development and interests of the Company and builds a sense of duty among them to create value for the shareholders. Finally, the Company has continued to improve its management system for outstanding talents. It actively developed a selection programme for identifying outstanding employees in order to build core teams. It has also provided these core teams with trainings tailored to their needs so as to enhance their overall working capability.

ENRICHING HUMAN ASSETS,

ENHANCING COMPETITIVENESS OF

HUMAN RESOURCES

1.	Strengthening of senior management team development, elevation of corporate leadership

The Company places much emphasis on the training of its directors and senior management. In 2006, the Company arranged for the directors and senior management training on corporate risk management by relevant experts so that they have more understanding of the latest developments in this field. Since 2006, the Company has been vigorously strengthening the

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Human Resources Development

development of its senior management team, in order to enhance their managerial skills that are crucial for strategic transformation. Firstly, the Company has strengthened the performance assessment of its senior management, kept track of the performance of their teams and operations in a timely manner, and strengthened its supervision of all levels of management teams. Secondly, the Company has organised leadership development programmes for its senior management. These programmes have shaped the preliminary framework for leadership development and management while accommodating the needs of the Company. Additionally, the Company pays close attention to cultivate future leaders at the provincial subsidiaries and has preliminarily built a successor team with excellent ability and morality, appropriate age and reasonable knowledge structure. This team will provide the key management talents for the success of the Company’s strategic transformation and future development.

2.	Improve training on technology and operation, enhance employees competence

The Company has established a comprehensive staff training framework which combines both in-house and third-party trainings, through the use of both in-class and online study. Over the past years, the Company has developed a large- scale and high quality internal training team which has been playing an important role in staff training. In addition, the Company also made the best use of the China Telecom E- University, providing free and convenient self- training facilities for its employees and offering better support to the technology and operational needs of its employees holding different positions.

In 2006, in addition to regular trainings, the Company held a number of sales and marketing skills trainings for various important transformation business projects like “Best Tone”. The Company also organised a number of training sessions on the latest 3G technology.

3.	Reforming the employment system, optimising human resources allocation

Since 2006, the Company has reinforced the reform of its human resources system. Through the implementation of its job segmentation policy, the Company actively attracted experienced talents and established an employee redeployment system so as to optimises its employee structure and meet the demand for different types of talents in the course of the Company’s strategic transformation. On one hand, the Company set up a multi-channel system for recruiting talents which greatly increased the employment of various types of essential and experienced talents who were crucial for the Company’s strategic transformation. On the other, by implementing measures such as job segmentation, the Company standardised its management of employees’ contracts, reinforced its employee appraisal and other systems, built and optimised an employee redeployment system and increased the vitality of its human resources. In 2006, the Company achieved negative growth in the total number of staff, resulting in a further optimisation of its employee structure and a more reasonable allocation of human resources.

BUILD A HARMONIOUS RELATIONSHIP WITH EMPLOYEES

All management personnel at various levels of the Company pay close attention to communicating with junior-level employees. Through measures such as conferences with employee representatives, employee communication and consultation systems, visits to the grass roots operation units and direct discussions with employees, the management obtained views and suggestions from employees. Meanwhile, they have sought to promote and explain to employees the important policies and measures regarding the Company’s strategic transformation, reform and development. They have also studied and addressed problems raised by employees. In respect

070	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

of employee healthcare and welfare, the Company has implemented regular health checks for its staff and has established various interest clubs in accordance with the needs of its employees so as to ensure both of their physical and mental health. In addition, to ensure the safety of employees, regular supervisory checks on production safety have been carried out. In 2006, the Company has continued to further improve production safety, thereby ensuring that the health and safety of its employees are well protected.

Labour unions operating at different levels in the Company have established a “care-giving” system, under which union representatives visited and took care of employees in need and helping them solve their work and daily life problems during periods such as major festivals and natural disasters. Through the signing of a collective agreement, the Company protected legal interests of the employees, and granted special benefits (such as pregnancy and maternity leave) to female employees. The Company has also established a poverty assistance center to raise funds for employees who face difficulties in paying living and medical expenses due to sickness or natural disasters.

Telecommunications labour unions actively revolve around the strategic transformation of the Company and with its operations focusing on promoting the innovations of services, techniques and management, and elevating the standardised service level. Labour unions of different levels actively organised and participated in organising various types of collective economic and technological innovation activities, such as labour competitions, on-the-job technical training and staff suggestion schemes. In addition, they also organised and implemented the learning campaign and general discussion meetings for the strategic transformation, and insisted on creating innovative learning working groups to promote and ensure the development of a learning enterprise.

Labour unions insist on promoting corporate democratic management. They proactively enhance the corporate democratic management system with employee representative conferences as the basic framework, and have basically established a provincial employee representative conference system in the Company. Meanwhile, in accordance with the demand for establishing “a new model of corporate – employee relationship which is standardised, fair and reasonable, mutually beneficial, harmonious and stable”, the Company has reinforced the coordination of labour relations and further improved the system of equal negotiation on collective contracts amongst all levels of the Company. In addition, the Company has also established precautions investigation and dispute solving systems for labour relations, enhanced work force, and standardised operational processes.

The present remuneration mechanism of the Company is based on a position pay-scale basis. The salaries of staff members are determined with reference to their positions and performances. The Company offers equal payment for equal work. It does not discriminate its employees based on their gender.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	071

3,000 +

Provided access lines in service to more than 3,000 administrative villages in 6 provinces to enhance sustainable development of rural communications as well as the Company

We are dedicated to operating our business with integrity and honesty to ensure that consumers could enjoy our services with peace of mind. We strive to maintain fair and orderly competition. We advocate win-win co-operation along value chain to foster overall industry development. We aim to leverage our sustained development to contribute to the country's economic development, environmental protection and construction of harmonious society, which are crucial to our success on full services convergence offering.

Corporate Social Responsibility

As the largest fixed network operator in China, China Telecom Corporation Limited has made consistent efforts to provide the general public with convenient, uninterrupted and efficient telecommunication and information services. Facing the general public’s increasing demand for widespread application of information technology, the Company, through the integration and innovation of its services and terminals, has expanded the channels for the public to obtain and exchange information. This process, while helping promote popularisation of information technology and improve living standards, has allowed the Company to achieve sustainable and healthy development.

In line with further strategic adjustment in economic structure and continuous acceleration of the process of popularisation of information technology in national economic activities in China, the Company, through its strategic transformation, has actively engaged in various mutual beneficial collaborations in the industry. This has resulted in a range of benefits, such combination and extension of the industry value chain, continuous expansion of areas for cooperation, improvement in operating efficiency in the whole industry, and creation and maintenance of a healthy and harmonious industrial environment, all of which has contributed to sustainable and healthy development of the industry and helped to achieve the Company’s goal of serving the national economy and promoting social development.

The Company has established the “Information Services Alliance for Small and Medium Enterprises in China” in conjunction with eight other reputable corporations. The members of the alliance increased to 15 in 2006, and are expected to increase further as it is becoming more and more influential. The alliance provides a platform for companies to share their experiences and learn from each other. It also, through active cooperation with manufacturers in areas such as products, distribution channels and trainings, provides practical solutions to various issues and demands raised by enterprise customers relating to application of information technology, and in this way has promoted the popularisation of information technology.

CARE FOR RURAL AREAS

The Company has always attached great importance to the development of communications and information facilities in rural areas. In this regard, the Company has implemented a model information facility construction project called “Serving Thousands of Townships and Villages”, under which, quality, efficient, convenient and sufficient information networks have been established, and thus have laid a solid foundation for the information technology popularization in rural areas.

Driven by a strong sense of social responsibility and in response to the requirements of development in a scientific way and establishment of a harmonious society, the Company has made consistent efforts to improve communications in rural areas by completing telephone connections to more than 3,000 villages in six provinces including Hubei, Yunnan, Shaanxi, Sichuan, Gansu and Qinghai. In this way, the Company has made its due contribution to the construction of China’s rural areas and at the same time has promoted the Company’s sustainable development.

China Telecom workers were constructing networks in rural village area

074	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

CARE FOR POVERTY ALLEVIATION

As a corporate member of the society, the Company is mindful of repaying the society through involvement in public welfare activities and other ways to fulfil its responsibilities to the society while pursuing its business development. In 2006, the Company continued its poverty alleviation aid activities in Yanyuan and Muli, Sichuan Province. By way of investment in local infrastructures, training of local people and other activities, the Company helped improve the living conditions (both materially and culturally) of local people. In light of the features of the Company and specific condition of such poor areas, the Company focused its poverty alleviation work on three aspects: education, medical health and information technology application, aiming at gradually improving local productivity and providing local people with practical benefits.

CARE FOR EDUCATION

In order to support education in China and allow equal education opportunity to the under-privileged, the Company has actively provided funding to many poor and disabled children who would otherwise not be able to go to school. It has participated in the construction of “Primary Schools of Hope” and helped improve the conditions of schools. The Company entered into an agreement with the New Great Wall Project sponsored by China Foundation for Poverty Alleviation, whereby, it provided annual subsidies to newly admitted disadvantaged college students in Yanyuan and Muli. 111 of such students received subsidies in 2006. Also in 2006, the Company and the China National Youth Palace Association jointly sponsored the “One-hour Campaign”, encouraging parents to spend one hour a day communicating with children, participating in their activities and learning together with their children. The Company also subsidised the editing and publication of the “One-hour Booklet” for the purpose to enrich students’ extracurricular activities.

CARE FOR MODEL EMPLOYEE

The Company attaches great importance to remarkable services and good attitude of model employees, and actively carries forward the merits of model worker. In 2006, the Company gave a donation to the All China Federation of Trade Unions in order to assist in the filming of “Model Workers in China”, a TV documentary of 100 episodes, for the purpose of widely advocating remarkable deeds and merits of model employees and outstanding workers.

CARE FOR EMERGENCY COMMUNICATION

In Decembers 2006, a powerful earthquake off the coast of Taiwan in the South China Sea disconnected numerous international undersea fibre optic cables. International and regional communications between neighbouring countries and regions were severely affected. There was widespread disruption to international, Hong Kong, Macau and Taiwan communication lines as well as to internet connection. After the earthquake, the Company promptly activated the undersea cables emergency plan, urgently acquired or leased available network resources in the Asia-Pacific region, and made its best efforts to resume international, Hong Kong, Macau and Taiwan communications affected by the earthquake, so as to minimize losses to subscribers. In the summer of 2006, severe tropical storms “Chanchu”, “Bilis” and “Kaemi” landed in China one after another, and caused disastrous rainstorms and flooding in southern provinces such as Fujian, Guandong, Hunan, Guangxi and Jiangxi. Whereupon, the Company immediately took actions and measures to ensure smooth communications in these regions while dedicating itself to disaster relief activities. The Company restored various communication services to the general public in a timely manner and proactively provided other operators with emergency support. Through such activities, the Company fully performed its function as a major infrastructure operator and successfully fulfilled its social responsibility as a leading corporation.

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Corporate Social Responsibility

CARE FOR ENVIRONMENT

The Company has paid great attention to maintaining a healthy environment for human beings. Its telecommunications projects are always constructed under the guideline and measures of environmental protection. When purchasing its telecommunications equipment, the Company carefully selects optic fibre cables and transmission systems that are noiseless and free from electromagnetic radiation and pollutants. When carrying out field surveys on communication routes, the Company always tries to avoid mines, forests, grasslands, wild animal habitats, natural heritage sites, human relic sites, nature reserves and famous scenic areas. When laying down optic fibre cables, the Company adopts directional drilling technique which allows cables to pass directly through any obstacle without affecting the surrounding environment.

In the future, adhering to the principle of serving the people, contributing to the society and enhancing the Company’s comprehensive strength, the Company will continue to participate in public welfare activities, provide return to the society, and make its due contribution to the building of a more harmonious society.

76	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year ended 2006 will be held at 11:00 am on 29 May 2007 in the Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong to consider and, if thought fit, pass the following businesses:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2006 be considered and approved, and the Board of Directors (the “Board”) be authorised to prepare the budget of the Company for year 2007;

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2006 be considered and approved;

3.	THAT the reappointment of KPMG and KPMG Huazhen as the international auditor and domestic auditor of the Company respectively for the year ending 31 December 2007 be considered and approved, and the Board be authorised to fix the remuneration of the auditors;

4.	THAT Ms. Zhang Xiuqin’s resignation from her position as a supervisor of the Company be considered and approved;

5.	THAT Mr. Li Jian’s resignation from his position as a supervisor of the Company be considered and approved;

6.	THAT Mr. Xiao Jinxue’s appointment as a supervisor of the Company be considered and approved and shall take effect from the date of this resolution until 9 September 2008, and that any one of the directors of the Company be authorised to represent the Company in signing a service agreement with Mr. Xiao Jinxue, and the Supervisory Committee be authorised to fix the remuneration of Mr. Xiao Jinxue;

7.	THAT Ms. Wang Haiyun’s appointment as a supervisor of the Company be considered and approved and shall take effect from the date of this resolution until 9 September 2008, and that any one of the directors of the Company be authorised to represent the Company in signing a service agreement with Ms. Wang Haiyun, and the Supervisory Committee be authorised to fix the remuneration of Ms. Wang Haiyun;

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

8.	THAT the articles of association of the Company be amended as follows:

(1)	THAT the existing Article 10 of the articles of association of the Company be deleted in its entirety and be restated as the following new Article 10:

“The Company may invest in other limited liability companies or joint stock limited companies. The Company’s liabilities to an invested company shall be limited to the amount of its capital contribution to the invested company.

The Company shall not be a shareholder with unlimited liabilities of any other organisations operating for profits.

The Company may, according to its operating and management needs, operate as a holding company in accordance with the law.”

(2)	THAT the existing Article 13 Clause 2 of the articles of association of the Company be deleted in its entirety and be restated as the following new Article 13 Clause 2:

“The Company’s scope of business includes: the operation of various domestic fixed telecommunications networks and facilities (including the local wireless ring circuit) in the twenty provinces,

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	077

Notice of Annual General Meeting

municipalities, and autonomous regions of Shanghai, Guangdong, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Guangxi, Chongqing, Sichuan, Hubei, Hunan, Hainan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; operate voice, digital, image and multi media communications and information services on the foundation of the fixed telecommunication networks; make settlements with foreign telecommunications operators in relation to international telecommunication businesses in accordance with the State provisions; engage in system integration, advertising, technology development, technology services, information consulting, equipment manufacture, sale, design and construction in connection with communications and information businesses.”

(3)	THAT the existing Article 47 Clause 2 of the articles of association of the Company be deleted in its entirety and be restated as the following new Article 47 Clause 2:

“Application by a holder of Domestic- Invested Shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with the requirements of the Company Law.”

(4)	THAT the existing Article 94 of the articles of association of the Company be deleted in its entirely and be restated as the following new Article 94:

“The Company shall have a board of directors. The board of directors shall consist of fourteen (14) directors, of which five (5) shall be independent (non-executive) directors (meaning directors who are independent from the Company’s shareholders and do not hold office in the Company.)

The board of directors shall have one (1) Chairman.

When necessary, the board of directors may establish audit, wages, nomination and other specialised committees.”

(5)	THAT the existing Article 151 of the articles of association of the Company be deleted in its entirety and be restated as the following new Article 151:

“When distributing its after-tax profits in a given year, the Company shall contribute 10% of the profits to the Company’s statutory common reserve fund. Where the accumulated amount of the statutory common reserve fund reaches 50% or more of the registered capital of the Company, no further contribution is required.

Where the statutory common reserve fund is insufficient to make for the losses of the Company in the previous year, before making contribution to the statutory common reserve fund, the profits made in the current year shall be used to make up for the losses first.

After making contribution to the statutory common reserve fund from its after-tax profits, the Company may, subject to resolutions adopted at a general meeting, make contributions to discretionary common reserve fund.

After making up for losses and making contributions to the common reserve fund, any remaining profits shall be distributed to the shareholders in proportion to their respective shareholdings.”

(6)	THAT Article 152 Clause 1 of the articles of association of the Company be deleted in its entirety and be restated as the following new Article 152 Clause 1:

“The company shall not allocate dividends or carry out other allocations in the form of bonuses before it has compensated for its losses and made allocations to the statutory common reserve fund. Dividends paid by the Company shall not carry any interest except where the Company has failed to pay the dividends to the shareholders on the date on which such dividends become payable.”

078	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

(7)	THAT Article 154 Clause 1 of the articles of association of the Company be deleted in its entirety and be restated as the following new Article 154 Clause 1:

“The common reserve funds of the Company shall be applied for making up for losses, expanding the Company’s production and operation or capitalisation. However, the capital surplus fund shall not be applied for making up losses of the Company.”

(8)	THAT Article 155 of the articles of association of the Company be repealed.

(9)	THAT the re-ordering of the sequence numbers of the articles and corresponding clauses of the articles of association of the Company be made as a result of the above amendments to the articles of association of the Company.

(10)	Any one of the Directors of the Company (the “Directors”) be authorised to adopt all acts considered necessary or appropriate to complete the approval, and/ or registration and filing of these amendments to the articles of association of the Company in the abovementioned paragraphs 8(1) to 8(9).

9.	THAT the issue of debenture by the Board be considered, approved, confirmed and ratified.

(1)	THAT the Company’s issue of debentures denominated in local or foreign currencies, in one or more tranches, including, but not limited to, short-term commercial paper, asset-backed notes, company bonds, corporate debts and asset securitization products, from the date of this meeting until the date on which the annual general meeting of the Company for the year ended 2007 is held, with a maximum outstanding repayment amount of RMB40 billion be approved (the “Issue”).

(2)	THAT the Board or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into consideration the specific needs of the Company and other market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms, conditions and other matters of the Issue (including, but not limited to, the determination of the type, actual aggregate amount, interest rate, rating, guarantee arrangements and use of proceeds of the Issue);

(b)	do all such acts which are necessary and incidental to the Issue (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory body, and the securing of approvals from the regulatory body); and

(c)	take all such steps which are necessary for the purposes of executing the Issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the Directors in connection with the Issue, be hereby approved, confirmed and ratified.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	079

Notice of Annual General Meeting

10.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the company (“Shares”) and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic Shares or overseas-listed foreign invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company shall not exceed 20% of each of the Company’s existing domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution 10:

“Relevant Period” means the period from the passing of special resolution 10 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 months period following the passing of these special resolutions; and

(iii)	the revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in its general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of Shares on the register of members on a fixed record date in proportion of their holdings of such Shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

11.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution 10, and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.

By Order of the Board

Yung Shun Loy, Jacky

Company Secretary

Beijing, PRC

11 April 2007

080	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Notes:

(1)	In March 2007, Ms. Zhang Xiuqin proposed to retire from her position as supervisor and chairperson of the Supervisory Committee due to age, and Mr. Li Jian proposed to resign from his position as supervisor of the Supervisory Committee due to a change in job responsibility. The Supervisory Committee of the Company has proposed to elect Mr. Xiao Jinxue and Ms. Wang Haiyun to the position of supervisor in the Company. The Company will make an announcement in accordance with the Listing Rules regarding the resignations and appointments upon the requisite resolutions having been approved at the annual general meeting.

(2)	The resigning supervisors have separately confirmed that they hold no differences in opinion with the Board of Directors and do not have any matters, in relation to their resignations, that should be brought to the attention of the shareholders.

(3)	Brief introduction on candidates of supervisors

Mr. Xiao Jinxue

Age 43, is the Managing Director of the Corporate Strategy Department (Legal Department) of the Company. He graduated from Beijing Institute of Posts and Telecommunications in 1987 majoring in Engineering Management, obtaining a Masters degree. Prior to his current position, Mr. Xiao served as an Officer and later, Assistant Dean at the Corporate Management Faculty of the Institute of Cadre Management under the Ministry of Posts and Telecommunications, and a Standing Committee Member and Deputy Managing Director of the Beijing Research Institute of China Telecom Group. He is a senior engineer at a professor level and has 20 years of managerial experience in the telecommunications industry in China.

Ms. Wang Haiyun

Age 43, is the Deputy Director of the Audit Department of the Company. Ms. Wang graduated with a Bachelor degree in Business Financial Accounting from Jiangxi University of Finance and Economics in 1985. Prior to her current position, she worked in finance-related jobs serving at the Research Institute for Fiscal Science of Ministry of Finance, Zhong Zhou CPA Co. Ltd., and the Telecommunications Headquarters of the Ministry of Posts and Telecommunications. She is a senior accountant and has 22 years of finance and audit experience.

(4)	Concerning item 8 above, as the Articles only exist in Chinese, the Chinese text of the relevant proposed resolution shall prevail over the English text.

The articles of association of the Company (“Articles”) was originally formulated in accordance with the Requisite Clauses of Articles of Association for Companies Seeking Overseas Listing (“Requisite Clauses”) which is an applicable PRC regulation.Clause 3 of article 10 of the articles of association was prepared in conformity to clause 2 of article 8 of the Requisite Clauses which stipulates, “Upon approval of the companies approving department authorized by the State Council, the Company may, according to its operating and management needs, operate as a holding company as prescribed in clause 2 of Article 12 of the Company Law.” Since the PRC Company Law was amended in the year 2006, the stipulation of clause 2 of article 12 of the law is not the same as that before such amendment. Thus, the Articles are amended accordingly. The new amendment to the Articles no longer refers to a specific article in the PRC Company Law in order to avoid further corresponding amendment to the Articles in the case that the PRC Company Law is further amended. Based on the above, the Company needed to restate Clause 3 article 10 of the Articles.

In accordance with the development needs of the Company, we propose to add an “advertising” item to the Company’s scope of business, warranting the need to restate article 13 clause 2 of the Articles.

Clause 2 of article 47 of the Articles was originated from clause 2 of article 41 of the Requisite Clauses which stipulates “Application by a holder of Domestic- Invested Shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 150 of the Company Law.” Since the PRC Company Law was amended in the year 2006, the stipulation of Article 150 of the PRC Company Law is not the same as that before such amendment. Thus, the Articles are amended accordingly. The new amendment to the Articles no longer refers to a specific article in the PRC Company Law. This is to avoid further corresponding amendment to the Articles in the case that the PRC Company Law is further amended. Based on the above, the Company needed to restate article 47 clause 2 of its Articles.

The Company has proposed to restate article 94 of its Articles, due to the resignation of an executive director last May which reduced the number of directors of the Company from 15 to 14.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	081

Notice of Annual General Meeting

Article 151, article 152 and article 155 of the Articles are stipulations regarding the statutory welfare fund. The latest amendments to the PRC Company Law have abolished the statutory welfare fund system. Pursuant to the stipulations of the currently applicable PRC Company Law, the clauses regarding the statutory welfare fund in the Articles are deleted accordingly. As Clause 1 of article 154 of the Articles is currently in contradiction with the current PRC Company Law, the clause is now amended to be consistent with currently applicable PRC Company Law. This amendment makes it clear that the capital surplus fund shall not be used to make up corporate losses. Hence, the Company needed to restate article 151, article 152 clause 1 and article 154 clause 1, repeal article 155 and make corresponding adjustments on the sequence numbers of the Articles of association.

(5)	Shareholders who submit their share transfer application forms to the Company’s share registrar before 4:30 p.m. on 27 April 2007 and then register as shareholders on the register of members of the Company are entitled to attend the annual general meeting.

(6)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2006, which is expected to be dispatched to shareholders around 12 April 2007.

(7)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes. The address of the share registrar for the Company’s H shares is Computershare Hong Kong Investor Services Limited Room 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

(8)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(9)	The registration procedure for attending the annual general meeting:

(a)	shareholders attending the annual general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the Board or other decision making authority shall present a copy of the relevant resolution of the Board or other decision making authority in order to attend the annual general meeting.

(b)	shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 8 May 2007.

(10)	Closure of the register of members:

The register of members of the Company will be closed from 29 April 2007 to 29 May 2007 (both days inclusive).

(11)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(12)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

082	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Report of The Independent International Auditor

To the Shareholders of

China Telecom Corporation Limited

(Incorporated in The People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Telecom Corporation Limited (the “Company”) set out on pages 85 to 139, which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of the report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	83

Report of The Independent International Auditor

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

26 March 2007

084	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Consolidated Balance Sheet

at 31 December 2006

(Amounts in millions)

	Note	2006 RMB	2005 RMB

ASSETS
Non-current assets
Property, plant and equipment, net	3	328,304	328,281
Construction in progress	4	18,416	23,567
Lease prepayments		5,092	5,117
Interests in associates	6	581	548
Investments	7	225	182
Deferred tax assets	8	10,866	10,885
Other assets	17	10,994	11,893

Total non-current assets		374,478	380,473

Current assets
Inventories	9	3,018	2,702
Accounts receivable, net	10	15,806	16,142
Prepayments and other current assets	11	2,429	2,406
Time deposits with maturity over three months		119	292
Cash and cash equivalents	12	18,191	15,121

Total current assets		39,563	36,663

Total assets		414,041	417,136
LIABILITIES AND EQUITY
Current liabilities
Short-term debt	13	79,516	76,005
Current portion of long-term debt	13	8,242	8,963
Accounts payable	14	31,986	33,949
Accrued expenses and other payables	15	26,570	26,885
Income tax payable		3,115	2,108
Current portion of finance lease obligations	16	48	108
Current portion of deferred revenues	17	7,098	8,958

Total current liabilities		156,575	156,976

Net current liabilities		(117,012)	(120,313)

Total assets less current liabilities		257,466	260,160
Non-current liabilities
Long-term debt	13	37,257	55,777
Finance lease obligations	16	—	52
Deferred revenues	17	13,625	18,750
Deferred tax liabilities	8	2,711	2,620

Total non-current liabilities		53,593	77,199

Total liabilities		210,168	234,175

The notes on pages 92 to 139 form part of these financial statements.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	085

Consolidated Balance Sheet

at 31 December 2006

(Amounts in millions)

	Note	2006 RMB	2005 RMB

Equity
Share capital	18	80,932	80,932
Reserves	19	121,493	100,585

Total equity attributable to equity holders of the Company		202,425	181,517
Minority interests		1,448	1,444

Total equity		203,873	182,961

Total liabilities and equity		414,041	417,136

Approved and authorised for issue by the Board of Directors on 26 March 2007.

Wang Xiaochu Chairman and Chief Executive Officer	Leng Rongquan Executive Director, President and Chief Operating Officer	Wu Andi Executive Director, Executive Vice President and Chief Financial Officer

The notes on pages 92 to 139 form part of these financial statements.

086	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Balance Sheet

at 31 December 2006

(Amounts in millions)

	Note	2006 RMB	2005 RMB

ASSETS
Non-current assets
Property, plant and equipment, net	3	371	348
Construction in progress	4	249	156
Investments in subsidiaries	5	177,132	165,926
Other assets		26	31

Total non-current assets		177,778	166,461

Current assets
Accounts receivable, net	10	266	18
Prepayments and other current assets	11	64,935	51,738
Cash and cash equivalents	12	8,381	4,139

Total current assets		73,582	55,895

Total assets		251,360	222,356

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	13	20,000	9,917
Accounts payable	14	69	74
Accrued expenses and other payables	15	15,809	719
Income tax payable		1,419	576

Total current liabilities		37,297	11,286

Net current assets		36,285	44,609

Total assets less current liabilities		214,063	211,070

Non-current liabilities
Long-term debt	13	30,150	40,150

Total liabilities		67,447	51,436

Equity
Share capital	18	80,932	80,932
Reserves	19	102,981	89,988

Total equity		183,913	170,920

Total liabilities and equity		251,360	222,356

Approved and authorised for issue by the Board of Directors on 26 March 2007.

Wang Xiaochu Chairman and Chief Executive Officer	Leng Rongquan Executive Director, President and Chief Operating Officer	Wu Andi Executive Director, Executive Vice President and Chief Financial Officer

The notes on pages 92 to 139 form part of these financial statements.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	087

Consolidated Income Statement

for the year ended 31 December 2006

(Amounts in millions, except per share data)

	Note	2006 RMB	2005 RMB
Operating revenues	20	175,093	169,310

Operating expenses
Depreciation and amortisation		(51,272)	(49,652)
Network operations and support		(30,723)	(30,334)
Selling, general and administrative		(22,214)	(19,892)
Personnel expenses	21	(26,019)	(24,960)
Other operating expenses	22	(6,255)	(5,518)
Total operating expenses	23	(136,483)	(130,356)

Operating profit		38,610	38,954

Net finance costs	24	(4,667)	(4,895)

Investment loss		(25)	(7)

Share of profit from associates		61	62

Profit before taxation		33,979	34,114

Income tax	25	(6,754)	(6,160)

Profit for the year		27,225	27,954
Attributable to:
Equity holders of the Company		27,142	27,912
Minority interests		83	42

Profit for the year		27,225	27,954

Basic earnings per share	30	0.34	0.34

Weighted average number of shares	30	80,932	80,932

The notes on pages 92 to 139 form part of these financial statements.

088	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Consolidated Statement of Changes in Equity

for the year ended 31 December 2006

(Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Re- valuation reserve RMB	Surplus reserves RMB	Statutory common welfare fund RMB	Other reserves RMB	Retained earnings RMB	Total RMB	Minority interests RMB	Total equity RMB

Balance as at 1 January 2005		80,932	(2,804)	10,746	7,585	25,629	5,793	7,683	23,642	159,206	1,413	160,619
Net income recognised directly in equity:
Effect of change in tax rate	8	–	–	–	–	–	–	(5)	–	(5)	–	(5)
Revaluation surplus realised		–	–	–	(134)	–	–	–	134	–	–	–
Deferred tax on revaluation surplus of property, plant and equipment realised		–	–	–	–	–	–	12	(12)	–	–	–
Deferred tax on land use rights realised		–	–	–	–	–	–	(189)	189	–	–	–

		–	–	–	(134)	–	–	(182)	311	(5)	–	(5)
Profit for the year		–	–	–	–	–	–	–	27,912	27,912	42	27,954

Total recognised income and expenses		–	–	–	(134)	–	–	(182)	28,223	27,907	42	27,949
Contributions from minority interests		–	–	–	–	–	–	–	–	–	12	12
Distributions to minority interests		–	–	–	–	–	–	–	–	–	(23)	(23)
Appropriations	19	–	–	–	–	9,509	1,285	–	(10,794)	–	–	–
Dividends	29	–	–	–	–	–	–	–	(5,596)	(5,596)	–	(5,596)

Balance as at 31 December 2005		80,932	(2,804)	10,746	7,451	35,138	7,078	7,501	35,475	181,517	1,444	182,961
Net income recognised directly in equity:
Effect of change in tax rate	8	–	–	–	–	–	–	5	–	5	–	5
Revaluation surplus realised		–	–	–	(94)	–	–	–	94	–	–	–
Deferred tax on revaluation surplus of property, plant and equipment realised		–	–	–	–	–	–	33	(33)	–	–	–
Deferred tax on land use rights realised		–	–	–	–	–	–	(182)	182	–	–	–
Change in fair value of available-for-sale equity securities (net of deferred tax)		–	–	–	–	–	–	44	–	44	–	44

		–	–	–	(94)	–	–	(100)	243	49	–	49
Profit for the year		–	–	–	–	–	–	–	27,142	27,142	83	27,225

Total recognised income and expenses		–	–	–	(94)	–	–	(100)	27,385	27,191	83	27,274
Distributions to minority interests		–	–	–	–	–	–	–	–	–	(79)	(79)
Transfer from statutory common welfare fund to surplus reserves	19	–	–	–	–	7,078	(7,078)	–	–	–	–	–
Appropriations	19	–	–	–	–	7,602	–	–	(7,602)	–	–	–
Dividends	29	–	–	–	–	–	–	–	(6,283)	(6,283)	–	(6,283)
Balance as at 31 December 2006		80,932	(2,804)	10,746	7,357	49,818	–	7,401	48,975	202,425	1,448	203,873

The notes on pages 92 to 139 form part of these financial statements.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	089

Consolidated Cash Flow Statement

for the year ended 31 December 2006

(Amounts in millions)

	Note	2006 RMB	2005 RMB

Net cash from operating activities	(a)	74,506	68,359
Cash flows from investing activities
Capital expenditure		(50,447)	(52,083)
Lease prepayments		(83)	(386)
Proceeds from disposal of property, plant and equipment		360	552
Purchase of time deposits with maturity over three months		(119)	(292)
Maturity of time deposits with maturity over three months		292	315

Net cash used in investing activities		(49,997)	(51,894)

Cash flows from financing activities
Principal element of finance lease payments		(108)	(156)
Proceeds from bank and other loans		95,164	95,538
Repayments of bank and other loans		(100,133)	(94,584)
Repayment of amount due to China Telecom in connection with the First Acquisition		(10,000)	(10,000)
Payment of dividends		(6,283)	(5,596)
Net cash distributions to minority interests		(79)	(11)
Net cash used in financing activities		(21,439)	(14,809)

Net increase in cash and cash equivalents		3,070	1,656

Cash and cash equivalents at 1 January		15,121	13,465

Cash and cash equivalents at 31 December		18,191	15,121

The notes on pages 92 to 139 form part of these financial statements.

090	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Consolidated Cash Flow Statement

for the year ended 31 December 2006

(Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	2006 RMB	2005 RMB

Profit before taxation	33,979	34,114
Adjustments for:
Depreciation and amortisation	51,272	49,652
Impairment losses for bad and doubtful debts	1,232	1,274
Investment loss	25	7
Share of profit from associates	(61)	(62)
Interest income	(326)	(243)
Interest expense	5,079	5,701
Unrealised foreign exchange gains	(50)	(390)
Loss on retirement and disposal of property, plant and equipment	2,110	1,741
Impairment losses on property, plant and equipment	–	163

Operating profit before changes in working capital	93,260	91,957
Increase in accounts receivable	(905)	(3,495)
(Increase)/decrease in inventories	(316)	65
Decrease in prepayments and other current assets	31	483
Decrease in other non-current assets	1,478	806
Increase/(decrease) in accounts payable	70	(253)
Decrease in accrued expenses and other payables	(1,437)	(637)
Decrease in deferred revenues	(6,985)	(9,063)

Cash generated from operations	85,196	79,863
Interest received	326	243
Interest paid	(5,388)	(6,772)
Investment income received	26	36
Income tax paid	(5,654)	(5,011)

Net cash from operating activities	74,506	68,359

The notes on pages 92 to 139 form part of these financial statements.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	091

Notes to the Financial Statements

for the year ended 31 December 2006

1.      PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

          Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) are engaged in the provision of wireline telecommunications and related services in Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group offers a comprehensive range of wireline telecommunications services to residential and business customers, including local, domestic long distance and international long distance telephone services, Internet and managed data, leased line, and other related services.

The operations of the Group are subject to the supervision and regulation by the PRC government. The Ministry of Information Industry, pursuant to the authority delegated to it by the PRC’s State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as local and long distance telephone services, managed data services, leased line and interconnection arrangements.

          Organisation

China Telecommunications Corporation (“China Telecom” and together with its subsidiaries other than the Company referred to as “China Telecom Group”) is a state-owned enterprise which is under the supervision and regulation of the Ministry of Information Industry. In November 2001, pursuant to an industry restructuring plan approved by the State Council, China Telecom’s wireline telecommunications networks and related operations in 10 northern provinces, municipalities and autonomous regions of the PRC were transferred to China Netcom Group. China Telecom Group retained the wireline telecommunications networks and related operations of 21 provinces, municipalities and autonomous regions of the PRC, including those of the Company’s subsidiaries. In accordance with this industry restructuring plan, China Telecom Group and China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibers.

As part of the reorganisation (the “Restructuring”) of China Telecom, the Company was incorporated in the PRC on 10 September 2002. In connection with the Restructuring, China Telecom transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecom have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company of that date.

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on 15 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecom for a total purchase price of RMB46,000 million on 31 December 2003 (hereinafter, referred to as the “First Acquisition”). The purchase price consisted of a cash payment of RMB11,000 million and a long-term payable of RMB35,000 million (see Note 13).

092	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

1.      PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

(continued)

          Organisation (continued)

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on 9 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecom for a total purchase price of RMB27,800 million on 30 June 2004 (hereinafter, referred to as the “Second Acquisition”). The purchase price consisted of a cash payment of RMB8,340 million and a long-term payable of RMB19,460 million. On 30 June 2004, the Company repaid RMB4,310 million of this payable amount using the net proceeds from issue of new H shares in May 2004 (see Note 13).

          Basis of presentation

Since the Company, the First Acquired Group and the Second Acquired Group (the “Acquired Groups”) were under the common control of China Telecom, the First Acquisition and the Second Acquisition (the “Acquisitions”) have been reflected in the accompanying consolidated financial statements as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Groups have been accounted for at historical amounts and the consolidated financial statements of the Company prior to the Acquisitions have been restated to include the results of operations and assets and liabilities of the Acquired Groups on a combined basis. The consideration paid by the Company for the acquisition of the Acquired Groups have been accounted for as equity transactions in the consolidated statement of changes in equity.

2.      SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 2(g)) and available-for-sale equity securities (Note 2(k)). The accounting policies described below have been consistently applied by the Group.

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	093

Notes to the Financial Statements

for the year ended 31 December 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)	Basis of preparation (continued)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgement made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in future financial periods are described in Note 37.

The IASB has issued certain new and revised IFRS which are effective for accounting periods on or after 1 January 2006. The adoption of these new and revised IFRS did not result in significant changes to the Group’s accounting policies applied in these financial statements for the years presented.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see Note 38).

With effect from 1 January 2006, the Group has presented the amount of personnel expenses on the face of the consolidated income statement as a separate caption and has disclosed the respective amounts attributable to the network operations and support, and selling, general and administrative functions in the notes to the financial statements. The related comparative figures have been reclassified to conform with the current year’s presentation.

(b)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates. A subsidiary is an entity controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to minority interests is separately presented on the face of the consolidated income statement as an allocation of the profit or loss for the year between the minority interests and the equity holders of the Company. Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the equity holders of the Company.

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the Group’s equity share of the post-acquisition results of the associate.

094	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Basis of consolidation (continued)

All significant intercompany balances and transactions and any unrealised gains arising from intercompany transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(c)	Translation of foreign currencies

The functional and presentation currency of the Group is Renminbi (“RMB”). Foreign currency transactions during the year are translated into RMB at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC rates”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into RMB at the applicable PBOC rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress (Note 2(i)), are recognised as income or expense in the consolidated income statement. For the periods presented, no exchange differences were capitalised.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(e)	Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (Note 2(l)).

(f)	Inventories

Inventories consist of materials and supplies used in maintaining the wireline telecommunications network and goods for resale. Materials and supplies are valued at cost using the first in, first out method, less a provision for obsolescence.

Inventories that are held for resale are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(g)	Property, plant and equipment

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 2(l)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure, including the cost of repairs and maintenance, is expensed as it is incurred.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	095

Notes to the Financial Statements

for the year ended 31 December 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Property, plant and equipment (continued)

Subsequent to the revaluation as described in Note 3, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. The separate classes into which the Company groups assets for the revaluation are buildings and improvements; telecommunications network plant and transmission and switching equipment; and furniture, fixture, motor vehicles and other equipment. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which that asset belongs is revalued simultaneously. When an asset’s carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the component of revaluation reserve. However, a revaluation increase is recognised as income to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense. When an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognised as an expense in the consolidated income statement. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Revaluations are performed annually on items which experience significant and volatile movements in fair value while items which experience insignificant movements in fair value are revalued every three years.

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the present value of the minimum lease payments (computed using the rate of interest implicit in the lease) which approximate the fair value at the inception of the lease. The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortised over their estimated useful lives on a straight-line basis. As at 31 December 2006, the carrying amount of assets held under finance leases was RMB197 million (2005: RMB272 million).

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the consolidated income statement on the date of disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

096	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Property, plant and equipment (continued)

Depreciation is provided to write off the cost/revalued amount of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Depreciable lives primarily range from

Buildings and improvements	8 to 30 years

Telecommunications network plant, transmission and switching equipment	6 to 10 years

Furniture, fixture, motor vehicles and other equipment	4 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

(h)	Lease prepayments

Lease prepayments represent land use rights paid to the PRC’s land bureau. Land use rights are carried at cost less accumulated amortisation and impairment losses (Note 2(l)). Amortisation is provided to write off the cost of lease prepayments on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

(i)	Construction in progress

Construction in progress represents buildings, telecommunications network plant, transmission and switching equipment and other equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(l)). The cost of an item comprises direct costs of construction, interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Investments in subsidiaries

In the Company’s stand-alone balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(l)).

(k)	Investments

Investments in available-for-sale equity securities are carried at fair value with any change in fair value being recognised directly in equity. When these investments are derecognised or impaired, the cumulative gain or loss previously recognised directly in equity is recognised in the consolidated income statement. Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 2(l)).

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	097

Notes to the Financial Statements

for the year ended 31 December 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Impairment

(i)	Impairment of investments in equity securities and impairment losses for trade and other receivables

Investments in equity securities and trade and other receivables are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If such evidence exists, the impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through profit and loss if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities are not reversed.

For the years ended 31 December 2005 and 2006, no impairment loss was made for investments in equity securities. For the year ended 31 December 2006, impairment losses for trade and other receivables of RMB1,232 million (2005: RMB1,274 million) were recognised.

(ii)	Impairment of other assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment and lease prepayments are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recognised as an expense in the consolidated income statement. The recoverable amount is the greater of the net selling price and the value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. For the year ended 31 December 2006, a provision for impairment loss of nil (2005: RMB163 million) was made against the carrying value of certain outdated telecommunications service equipment.

The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income in the consolidated income statement. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. For the years presented, no reversal of impairment loss was recognised in the consolidated income statement.

098	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Revenue recognition

The Group’s revenues are principally derived from the provision of local, domestic long distance (“DLD”) and international long distance (“ILD”) telephone services which consist of (i) usage charges for telephone services, which vary depending on the day, the time of day, distance and duration of the telephone call, (ii) a monthly telephone service fee, (iii) service activation and installation fees, and (iv) charges for value-added telecommunications services, such as caller ID services, short messaging services, telephone information services and ring tone services. The Group records wireline service revenues over the periods they are earned as follows:

(i)	Revenues derived from local, DLD and ILD telephone usage are recognised as the services are provided.

(ii)	Upfront fees received for activation of wireline services and wireline installation charges are deferred and recognised over the expected customer relationship period. The related direct incremental customer acquisition costs are deferred to the extent of the upfront fees and are amortised over the same expected customer relationship period.

(iii)	Monthly telephone service fees are recognised in the month during which the telephone services are provided to customers.

(iv)	Revenues from sale of prepaid calling cards are recognised as the cards are used by customers.

(v)	Revenues derived from value-added telecommunications services are recognised when the services are provided to customers.

Other	related wireline telecommunications service revenues are recognised as follows:

(i)	Revenues from the provision of Internet and managed data services are recognised when the services are provided to customers.

(ii)	Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

(iii)	Lease income from operating leases is recognised over the term of the lease.

(iv)	Sale of customer-end equipment is recognised on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

(n)	Advertising and promotion expense

The costs for advertising and promoting the Group’s wireline telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB10,514 million for the year ended 31 December 2006 (2005: RMB9,417 million).

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	099

Notes to the Financial Statements

for the year ended 31 December 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Net finance costs

Net finance costs comprise interest income on bank deposits, interest expense on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognised as it accrues using the effective interest method.

Interest costs incurred in connection with borrowings, calculated using the effective interest method, are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(p)	Research and development expense

Research and development expenditure is expensed as incurred. For the year ended 31 December 2006, research and development expense was RMB292 million (2005: RMB261 million).

(q)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government are recognised as an expense in the consolidated income statement as incurred. Further information is set out in Note 34.

Compensation expense under the Group’s stock appreciation rights scheme is measured as the amount by which the quoted market price of the Company’s H shares exceeds the exercise price. Compensation expense in respect of the stock appreciation rights granted is accrued as a charge to the income statement over the applicable vesting period based on the fair value of the stock appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at each balance sheet date with the effect of changes in the fair value of the liability charged or credited to the consolidated income statement. Further details of the Group’s stock appreciation rights scheme are set out in Note 35.

(r)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in the consolidated income statement over the period of the borrowings, together with any interest, using the effective interest method.

(s)	Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(t)	Provisions and contingent liabilities

A provision is recognised in the consolidated balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

100	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	Provisions and contingent liabilities (continued)

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u)	Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. Current tax is calculated on the taxable income for the year by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited directly to equity upon initial recognition, in such case the effect of a change in tax rate is also charged or credited to equity. A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(v)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(w)	Segmental reporting

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. All of the Group’s operating activities are carried out in the PRC.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	101

Notes to the Financial Statements

for the year ended 31 December 2006

3.	PROPERTY, PLANT AND EQUIPMENT, NET

  The Group:

	Buildings and improvements RMB millions	Telecom- munications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions

Cost/valuation:
Balance at 1 January 2005	66,344	449,304	20,638	536,286
Additions	63	1,352	523	1,938
Transferred from construction in progress	4,684	50,580	2,545	57,809
Disposals	(262)	(15,984)	(1,660)	(17,906)

Balance at 31 December 2005	70,829	485,252	22,046	578,127
Additions	103	735	577	1,415
Transferred from construction in progress	3,259	47,414	1,113	51,786
Disposals	(362)	(13,773)	(1,153)	(15,288)
Reclassification	(83)	3,467	(3,384)	–

Balance at 31 December 2006	73,746	523,095	19,199	616,040

Accumulated depreciation and impairment:
Balance at 1 January 2005	(11,018)	(195,216)	(9,873)	(216,107)
Depreciation charge for the year	(2,943)	(43,630)	(2,616)	(49,189)
Provision for impairment	–	(163)	–	(163)
Written back on disposals	119	13,971	1,523	15,613

Balance at 31 December 2005	(13,842)	(225,038)	(10,966)	(249,846)
Depreciation charge for the year	(2,943)	(45,275)	(2,490)	(50,708)
Written back on disposals	135	11,618	1,065	12,818
Reclassification	(117)	(1,384)	1,501	–

Balance at 31 December 2006	(16,767)	(260,079)	(10,890)	(287,736)

Net book value at 31 December 2006	56,979	263,016	8,309	328,304

Net book value at 31 December 2005	56,987	260,214	11,080	328,281

102	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

3.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

The Company:

	Telecom- munications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions

Cost:
Balance at 1 January 2005	306	99	405
Additions	2	2	4
Transferred from construction in progress	18	38	56
Disposals	–	(2)	(2)

Balance at 31 December 2005	326	137	463

Additions	3	2	5
Transferred from construction in progress	84	9	93
Disposals	(21)	(12)	(33)
Reclassification	14	(14)	–

Balance at 31 December 2006	406	122	528

Accumulated depreciation:
Balance at 1 January 2005	(6)	(48)	(54)
Depreciation charge for the year	(40)	(21)	(61)

Balance at 31 December 2005	(46)	(69)	(115)

Depreciation charge for the year	(49)	(20)	(69)
Disposals	15	12	27
Reclassification	(5)	5	–

Balance at 31 December 2006	(85)	(72)	(157)

Net book value at 31 December 2006	321	50	371

Net book value at 31 December 2005	280	68	348

In accordance with the Group’s accounting policy (Note 2(g)), the property, plant and equipment of the Group as at 31 December 2004 were revalued for each asset class by the directors of the Company on a depreciated replacement cost basis. The value of the property, plant and equipment as at 31 December 2004 was determined at RMB320,179 million. The surplus on revaluation of certain property, plant and equipment totalling RMB1,233 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain property, plant and equipment totalling RMB1,262 million was recognised as an expense for the year ended 31 December 2004.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	103

Notes to the Financial Statements

for the year ended 31 December 2006

3.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

The following is a summary of the carrying value of the Group’s property, plant and equipment prior to the revaluation and the revalued amounts of these assets as at 31 December 2004:

	Carrying value prior to revaluation RMB millions	Revaluation surplus RMB millions	Revaluation deficit RMB millions	Revalued amounts RMB millions

Buildings and improvements	54,449	877	–	55,326
Telecommunications network plant and equipment	254,994	356	(1,262)	254,088
Furniture, fixture, motor vehicles and other equipment	10,765	–	–	10,765

	320,208	1,233	(1,262)	320,179

For the years ended 31 December 2006 and 2005, no revaluation was performed as the Group did not have any items of property, plant and equipment which experienced significant and volatile movements in fair value.

4.	CONSTRUCTION IN PROGRESS

	The Group RMB millions	The Company RMB millions

Balance at 1 January 2005	29,450	73
Additions	51,926	139
Transferred to property, plant and equipment	(57,809)	(56)

Balance at 31 December 2005	23,567	156
Additions	46,635	186
Transferred to property, plant and equipment	(51,786)	(93)

Balance at 31 December 2006	18,416	249

5.	INVESTMENTS IN SUBSIDIARIES

	The Company
	2006 RMB millions	2005 RMB millions

Unquoted investments, at cost	177,132	165,926

104	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

5.	INVESTMENTS IN SUBSIDIARIES (continued)

Details of the Company’s subsidiaries at 31 December 2006, which principally affected the results of operations and the financial position of the Group, are as follows:

Name of Company	Type of legal entity	Date of incorporation	Registered capital (RMB millions)

Shanghai Telecom Company Limited	Limited Company	11 October 2002	15,984

Guangdong Telecom Company Limited	Limited Company	10 October 2002	47,513

Jiangsu Telecom Company Limited	Limited Company	19 October 2002	19,208

Zhejiang Telecom Company Limited	Limited Company	10 October 2002	22,400

Anhui Telecom Company Limited	Limited Company	26 August 2003	3,871

Fujian Telecom Company Limited	Limited Company	28 August 2003	10,364

Jiangxi Telecom Company Limited	Limited Company	18 September 2003	4,523

Guangxi Telecom Company Limited	Limited Company	28 August 2003	4,992

Chongqing Telecom Company Limited	Limited Company	22 August 2003	4,276

Sichuan Telecom Company Limited	Limited Company	28 August 2003	8,123

Hubei Telecom Company Limited	Limited Company	9 March 2004	6,208

Hunan Telecom Company Limited	Limited Company	12 March 2004	3,574

Hainan Telecom Company Limited	Limited Company	9 March 2004	1,233

Guizhou Telecom Company Limited	Limited Company	12 March 2004	2,801

Yunnan Telecom Company Limited	Limited Company	9 March 2004	3,747

Shaanxi Telecom Company Limited	Limited Company	8 March 2004	3,254

Gansu Telecom Company Limited	Limited Company	10 March 2004	4,515

Qinghai Telecom Company Limited	Limited Company	10 March 2004	965

Ningxia Telecom Company Limited	Limited Company	10 March 2004	795

Xinjiang Telecom Company Limited	Limited Company	11 March 2004	4,660

All of the above subsidiaries are incorporated in the PRC, are wholly-owned by the Company and are engaged in provision of telecommunications services.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	105

Notes to the Financial Statements

for the year ended 31 December 2006

6.	INTERESTS IN ASSOCIATES

	The Group
	2006 RMB millions	2005 RMB Millions

Share of net assets	581	548

The Group’s interests in associates are accounted for under the equity method and are individually and in aggregate not material to the Group’s financial conditions or results of operations for all periods presented. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
Shenzhen Shekou Telecommunications Company Limited	50%	Provision of telecommunications services

Shanghai Information Investment Incorporation	24%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

7.	INVESTMENTS

	The Group
	2006 RMB millions	2005 RMB millions

Available-for-sale equity securities	104	38
Other unlisted equity investments	121	144

	225	182

Unlisted equity investments mainly represent the Group’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.

106	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

8.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

The Group:

	Assets		Liabilities		Net balance
	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions

Current
Provisions and impairment losses, primarily for receivables	413	294	–	–	413	294
Non-Current
Property, plant and equipment	611	610	(1,566)	(1,508)	(955)	(898)
Deferred revenues and installation costs	2,152	2,114	(1,123)	(1,112)	1,029	1,002
Land use rights	7,690	7,867	—	—	7,690	7,867
Available-for-sale equity securities	–	–	(22)	–	(22)	–

Deferred tax assets/(liabilities)	10,866	10,885	(2,711)	(2,620)	8,155	8,265

The Group recognises a deferred tax asset only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. The Group has reviewed its deferred tax assets as at 31 December 2006 and 2005. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is probable the Group will realise the benefits of these temporary differences.

Movements in temporary differences are as follows:

	Note	Balance at 1 Januar 2005 RMB millions	Recognised in income statement RMB millions	Recognised in equit RMB millions	Balance at 31 December 2005 RMB millions

Current
Provisions and impairment losses, primarily for receivables		286	8	–	294
Non-current
Property, plant and equipment		(779)	(119)	–	(898)
Deferred revenues and installation costs		935	67	–	1,002
Land use rights	(i) and (ii)	8,061	(189)	(5)	7,867

Net deferred tax assets		8,503	(233)	(5)	8,265

			(Note 25)

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	107

Notes to the Financial Statements

for the year ended 31 December 2006

8.	DEFERRED TAX ASSETS AND LIABILITIES (continued)

	Note	Balance at 1 January 2006 RMB millions	Recognised in income statement RMB millions	Recognised in equity RMB millions	Balance at 31 December 2006 RMB millions
Current
Provisions and impairment losses, primarily for receivables		294	119	–	413
Non-current
Property, plant and equipment		(898)	(57)	–	(955)
Deferred revenues and installation costs		1,002	27	–	1,029
Land use rights	(i) and (ii)	7,867	(182)	5	7,690
Available-for-sale equity securities		–	–	(22)	(22)
Net deferred tax assets		8,265	(93)	(17)	8,155
			(Note 25)

Note:

(i)	In connection with the Restructuring and the Acquisitions, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights were adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, the deferred tax assets were created with corresponding increases in shareholders’ equity under the caption of other reserves.

(ii)	The amounts recognised in equity represent the effect of change in tax rate for a subsidiary on the carrying amount of the deferred tax asset which was previously charged or credited to equity.

9.	INVENTORIES

Inventories represent:

	The Group
	2006 RMB millions	2005 RMB millions

Materials and supplies	1,770	1,854
Goods for resale	1,248	848
	3,018	2,702

108	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

10.	ACCOUNTS RECEIVABLE, NET
Accounts	receivable, net, are analysed as follows:

	The Group		The Company
	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions
Accounts receivable
Third parties	15,375	15,636	153	—
Amounts due from subsidiaries	–	–	69	18
China Telecom Group	136	224	—	—
Other sate-controlled telecommunications operators in the PRC	1,791	1,786	44	—
	17,302	17,646	266	18
Less: Impairment losses for bad and doubtful debts	(1,496)	(1,504)	—	—
	15,806	16,142	266	18

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing.

The following table summarises the changes in impairment losses for bad and doubtful debts:

	The Group
	2006 RMB millions	2005 RMB millions

At beginning of year	1,504	1,682
Impairment losses for bad and doubtful debts	1,221	1,274
Accounts receivable written off	(1,229)	(1,452)
At end of year	1,496	1,504

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	109

Notes to the Financial Statements

for the year ended 31 December 2006

10.	ACCOUNTS RECEIVABLE, NET (continued)

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	The Group
	2006 RMB Millions	2005 RMB Millions
Current, within1 month	11,634	12,104
1 to 3 months	1,055	1,563
4 to 12 months	1,060	1,037
More than 12 months	314	340

	14,063	15,044
Less: Impairment losses for bad and doubtful debts	(1,374)	(1,377)
	12,689	13,667

The Company did not have accounts receivable balance from telephone and Internet subscribers.

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	The Group		The Company
	2006 RMB Millions	2005 RMB Millions	2006 RMB Millions	2005 RMB Millions

Current, within 1 month	1,626	1,244	76	–
1 to 3 months	765	686	104	10
4 to 12 months	529	371	80	8
More than 12 months	319	301	6	–
	3,239	2,602	266	18
Less: Impairment losses for bad And doubtful debts	(122)	(127)	–	–
	3,117	2,475	266	18

110	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

11.	PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments	and other current assets represent:

	The Group		The Company
	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions

Amounts due from China Telecom Group	548	606	3	4
Amounts due from subsidiaries	–	–	64,919	51,725
Other state-controlled telecommunications operators in the PRC	242	397	–	–
Prepayments in connection with construction work and equipment purchases	742	679	–	–
Prepaid expenses and deposits	517	389	1	–
Other receivables	380	335	12	9
	2,429	2,406	64,935	51,738

12.	CASH AND CASH EQUIVALENTS

	The Group		The Company
	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions

Cash at bank and in hand	10,486	11,583	881	727
Time deposits with original maturity within three months	7,705	3,538	7,500	3,412
	18,191	15,121	8,381	4,139

13.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	The Group		The Company
	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions
Loans from state-controlled banks — unsecured	35,750	45,704	–	–
Commercial paper – unsecured	20,000	9,917	20,000	9,917
Loans from China Telecom Group – unsecured	23,766	20,384	–	–
Total short-term debt	79,516	76,005	20,000	9,917

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	111

Notes to the Financial Statements

for the year ended 31 December 2006

13.	SHORT-TERM AND LONG-TERM DEBT (continued)

Weighted average interest rate of the Group’s total short-term debt as at 31 December 2006 was 3.7% (2005: 4.2%). As at 31 December 2006, the loans from state-controlled banks bear interest at rates ranging from 4.7% to 5.7% per annum and are repayable within one year; the commercial paper bears interest at a fixed rate of 3.05% per annum and is repayable in April 2007; the loans from China Telecom Group bear interest at fixed rates ranging from 2.30% to 2.55% per annum and are repayable within one year.

Long-term debt comprises:

		The Group		The Company
	Interest rates and final maturity	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions

Bank loans — unsecured

Renminbi denominated	Interest rates ranging from 3.6% to 6.4% per annum with maturities through 2020	11,039	19,112	–	–

US Dollars denominated	Interest rates ranging from 0.5% to 8.3% per annum with maturities through 2038	1,320	2,087	–	–

Japanese Yen denominated	Interest rates ranging from 0.6% to 3.5% per annum with maturities through 2040	2,053	2,449	–	–

Euro denominated	Interest rates ranging from 0.5% to 6.0% per annum with maturities through 2032	851	843	–	–

Other currencies denominated		84	93	–	–

		15,347	24,584	–	–

Other loans — unsecured

Renminbi denominated		2	6	–	–

Amount due to China Telecom — unsecured

In connection with the First Acquisition — Renminbi denominated (Note (i))		15,000	25,000	15,000	25,000

In connection with the Second Acquisition Renminbi denominated (Note (ii))		15,150	15,150	15,150	15,150

Total long-term debt		45,499	64,740	30,150	40,150

Less: current portion		(8,242)	(8,963)	–	–

Non-current portion		37,257	55,777	30,150	40,150

112	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

13.	SHORT-TERM AND LONG-TERM DEBT (continued)

Note:

(i)	Represents the deferred consideration payable to China Telecom in respect of the First Acquisition (Note 1). The amount bears interest on the outstanding balance at 5.184% per annum until 31 December 2008. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on 31 December 2013 and the Company may, from time to time, repay all or part of the amount at any time until 31 December 2013 without penalty. In April 2006, the Company repaid RMB10,000 million to China Telecom.

(ii)	Represents the remaining balance of the deferred consideration payable to China Telecom in respect of the Second Acquisition (Note 1). The amount bears interest on the outstanding balance at 5.184% per annum until 30 June 2009. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on 30 June 2014 and the Company may, from time to time, repay all or part of the amount at any time until 30 June 2014 without penalty.

The aggregate maturities of the Group’s and the Company’s long-term debts subsequent to 31 December 2006 are as follows:

	The Group		The Company
	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions

Within 1 year	8,242	8,963	–	–
Between 1 to 2 years	3,815	8,773	–	–
Between 2 to 3 years	656	3,824	–	–
Between 3 to 4 years	246	382	–	–
Between 4 to 5 years	208	252	–	–
Thereafter	32,332	42,546	30,150	40,150

	45,499	64,740	30,150	40,150

The Group’s short-term and long-term debts do not contain any financial covenants. As at 31 December 2006, the Group had available credit facilities of RMB40,268 million (2005: RMB31,266 million) which it can draw upon.

14.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	The Group		The Company
	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions

Third parties	25,441	26,996	61	74
China Telecom Group	6,482	6,886	8	–
Other state-controlled telecommunications operators in the PRC	63	67	–	–

	31,986	33,949	69	74

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	113

Notes to the Financial Statements

for the year ended 31 December 2006

14.	ACCOUNTS PAYABLE (continued)

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	The Group		The Company
	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions
Due within 1 month or on demand	5,923	5,379	–	–
Due after 1 month but within 3 months	8,687	8,797	45	46
Due after 3 months but within 6 months	7,181	9,283	9	4
Due after 6 months	10,195	10,490	15	24
	31,986	33,949	69	74

15.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

	The Group		The Company
	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions

Amounts due to China Telecom Group	1,982	4,534	175	104
Amounts due to subsidiaries	–	–	14,340	–
Other state-controlled telecommunications operators in the PRC	181	243	–	–
Accrued expenses	12,756	12,087	1,204	571
Customer deposits and receipts in advance	11,651	10,021	90	44
	26,570	26,885	15,809	719

114	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

16.	FINANCE LEASE OBLIGATIONS

Obligations under finance leases are analysed as follows:

	The Group
	2006 RMB millions	2005 RMB millions

Within1 year	48	114
Between1 to 2 years	–	55
Total minimum lease payments	48	169
Less: finance charges related to future periods	–	(9)
Present value of minimum lease payments	48	160
Less: current portion	(48)	(108)
Non-current portion	–	52

17.	DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees received from customers and the unused portion of calling cards. Connection fees and installation fees are amortised over the expected customer relationship period of 10 years. Beginning 1 July 2001, connection fees were no longer collected from new customers.

	The Group
	2006 RMB millions	2005 RMB millions
Balance at beginning of year	27,708	36,771
Additions for the year
– installation fees	912	1,431
– calling cards	4,204	3,895
	5,116	5,326

Reduction for the year
– amortisation of connection fees	(4,971)	(6,781)
– amortisation of installation fees	(2,913)	(2,970)
– usage of calling cards	(4,217)	(4,638)

Balance at end of year	20,723	27,708
Representing:
– Current portion	7,098	8,958
– Non-current portion	13,625	18,750

	20,723	27,708

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	115

Notes to the Financial Statements

for the year ended 31 December 2006

17.	DEFERRED REVENUES (continued)

Included in other non-current assets are capitalised direct incremental costs associated with the installation of wireline services. As at 31 December 2006, the unamortised portion of these costs was RMB8,473 million (2005: RMB10,025 million).

18.	SHARE CAPITAL

	The Group and The Company
	2006 RMB millions	2005 RMB millions

Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877
	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

116	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

19.	RESERVES

The Group	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Re- Valuation reserve RMB millions	Surplus reserves RMB millions	Statutory common Welfare fund RMB millions	Other reserves RMB millions (Note (ii))	Retained earnings RMB millions	Total RMB Millions

Balance as at 1 January 2005	(2,804)	10,746	7,585	25,629	5,793	7,683	23,642	78,274
Effect of change in tax rate (Note 8)	–	–	–	–	–	(5)	–	(5)
Revaluation surplus realised	–	–	(134)	–	–	–	134	–
Deferred tax on revaluation surplus of property, plant and equipment realised	–	–	–	–	–	12	(12)	–
Deferred tax on land use rights realised	–	–	–	–	–	(189)	189	–
Profit for the year	–	–	–	–	–	–	27,912	27,912
Appropriations (Notes (iii) and (iv))	–	–	–	9,509	1,285	–	(10,794)	–
Dividends (Note 29)	–	–	–	–	–	–	(5,596)	(5,596)

Balance as at 31 December 2005	(2,804)	10,746	7,451	35,138	7,078	7,501	35,475	100,585

Effect of change in tax rate (Note 8)	–	–	–	–	–	5	–	5
Revaluation surplus realised	–	–	(94)	–	–	–	94	–
Deferred tax on revaluation surplus of property, plant and equipment realised	–	–	–	–	–	33	(33)	–
Deferred tax on land use rights realised	–	–	–	–	–	(182)	182	–
Change in fair value of available-for-sale equity securities (net of deferred tax)	–	–	–	–	–	44	–	44
Profit for the year	–	–	–	–	–	–	27,142	27,142
Transfer from statutory common welfare fund to surplus reserves (Note (iv))	–	–	–	7,078	(7,078)	–	–	–
Appropriations (Notes (iii) and (iv))	–	–	–	7,602	–	–	(7,602)	–
Dividends (Note 29)	–	–	–	–	–	–	(6,283)	(6,283)
Balance as at 31 December 2006	(2,804)	10,746	7,357	49,818	–	7,401	48,975	121,493

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	117

Notes to the Financial Statements

for the year ended 31 December 2006

19.	RESERVES (continued)

The Company	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Surplus reserves RMB millions	Statutory common welfare fund RMB millions	Retained earnings/ (deficit) RMB millions	Total RMB millions
Balance as at 1 January 2005	29,168	10,746	25,629	5,793	(29,375)	41,961
Profit for the year	–	–	–	–	53,623	53,623
Appropriations (Notes (iii) and (iv))	–	–	9,509	1,285	(10,794)	–
Dividends (Note 29)	–	–	–	–	(5,596)	(5,596)

Balance as at 31 December 2005	29,168	10,746	35,138	7,078	7,858	89,988

Profit for the year	–	–	–	–	19,276	19,276
Transfer from statutory common welfare fund to surplus reserves (Note (iv))	–	–	7,078	(7,078)	–	–
Appropriations (Notes (iii) and (iv))	–	–	7,602	–	(7,602)	–
Dividends (Note 29)	–	–	–	–	(6,283)	(6,283)
Balance as at 31 December 2006	29,168	10,746	49,818	–	13,249	102,981

Note:

(i)	Capital reserve of the Group represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Company for the acquired entities under the First Acquisition and the Second Acquisition, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of net assets of these acquired entities.

Capital reserve of the Company represents the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation.

(ii)	Other reserves represent primarily the balance of the deferred tax assets resulted from the revaluation of land use rights for tax purposes (and not for financial reporting purposes) as disclosed in Note 8 to the financial statements.

(iii)	According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended 31 December 2006, the Company transferred RMB2,534 million (2005: RMB2,570 million), being 10% of the year’s net profit determined in accordance with the PRC accounting rules and regulations, to this reserve.

According to the Company’s Articles of Association, the Directors authorised, subject to shareholders’ approval, the transfer of RMB5,068 million for the year ended 31 December 2006 (2005: RMB6,939 million), being 20% (2005: 27%) of the year’s net profit determined in accordance with the PRC accounting rules and regulations, to a discretionary surplus reserve.

The statutory and discretionary surplus reserves are non-distributable other than liquidation and can be used to make good of previous years’ losses, if any, and may be utilised for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

118	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

19.	RESERVES (continued)

Note:

(iv)	According to the Company’s Articles of Association, the Company was required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC accounting rules and regulations, to a statutory common welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company’s employees such as construction of dormitories, canteen and other staff welfare facilities. This fund is non- distributable other than on liquidation. The transfer to this fund must be made before distribution of any dividend to shareholders. For the year ended 31 December 2005, the Directors authorised the transfer of RMB1,285 million, being 5% of the year’s net profit determined in accordance with the PRC accounting rules and regulations, to this fund.

Pursuant to the revision of the PRC Company Law, companies with limited liabilities and companies limited by shares are no longer required to make annual profit appropriation to the statutory common welfare fund commencing on 1 January 2006. The opening balance of the Group’s statutory common welfare fund as at 1 January 2006 was transferred to the surplus reserves in accordance with “Notice on accounting issue relating to the implementation of the Company Law of the PRC” issued by the Ministry of Finance.

(v)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC accounting rules and regulations and the amount determined in accordance with IFRS. At 31 December 2006, the amount of retained earnings available for distribution was RMB13,249 million (2005: RMB7,858 million), being the amount determined in accordance with IFRS. Final dividend of approximately RMB6,820 million in respect of the financial year 2006 proposed after the balance sheet date has not been recognised as a liability at the balance sheet date (Note 29).

20.	OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

		The Group
	Note	2006 RMB millions	2005 RMB millions
Upfront connection fees	(i)	4,971	6,781

Upfront installation fees	(ii)	2,913	2,970

Monthly fees	(iii)	28,973	30,351

Local usage fees	(iv)	46,188	47,624

DLD	(iv)	25,517	25,993

ILD	(iv)	3,140	3,407

Internet	(v)	23,630	17,862

Managed data	(vi)	3,031	2,958

Interconnections	(vii)	14,095	12,838

Leased line	(viii)	4,503	4,464

Value-added services	(ix)	14,133	9,976

Others	(x)	3,999	4,086
		175,093	169,310

Note:

(i)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

(ii)	Represent the amortised amount of the upfront fees received for installation of wireline services.

(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	119

Notes to the Financial Statements

for the year ended 31 December 2006

20.	OPERATING REVENUES (continued)

Note:

(iv)	Represent usage fees charged to customers for the provision of telephone services.

(v)	Represent amounts charged to customers for the provision of Internet access services.

(vi)	Represent amounts charged to customers for the provision of managed data transmission services.

(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of voice and data traffic connecting to the Group’s wireline telecommunications networks.

(viii)	Represent primarily lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased.

(ix)	Represent amounts charged to customers for provision of wireline value-added services, which comprise primarily caller ID services, short messaging services, ring tone services, integrated information services and telephone information services.

(x)	Represent primarily revenues from sale and repairs and maintenance of customer-end equipment, and constructions of telecommunications network and infrastructure for customers.

21.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	The Group
	2006 RMB millions	2005 RMB millions

Network operations and support	17,529	17,459
Selling, genera land administrative	8,490	7,501
	26,019	24,960

22.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

			The Group
	Note		2006 RMB millions	2005 RMB millions

Interconnection charges	(i	)	6,212	5,473
Donations			23	21
Others			20	24
			6,255	5,518

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s wireline telecommunications networks.

120	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

23.	TOTAL OPERATING EXPENSES

Total operating expenses for the year ended 31 December 2006 include auditors’ remuneration of RMB61 million (2005: RMB46 million).

24.	NET FINANCE COSTS

Net finance costs comprise:

	The Group
	2006 RMB millions	2005 RMB millions

Interest expense incurred	5,795	6,763
Less: Interest expense capitalized*	(716)	(1,062)
Net interest expense	5,079	5,701
Interest income	(326)	(243)
Foreign exchange losses	60	42
Foreign exchange gains	(146)	(605)

	4,667	4,895

* Interest expense was capitalized in construction in progress at the following rates per annum	1.9%–5.0%	2.1%–5.1%

25.	INCOME TAX

Income tax in the consolidated income statement comprises:

	The Group
	2006 RMB millions	2005 RMB millions

Provision for PRC income tax	6,661	5,927
Deferred taxation — PRC (Note 8)	93	233

	6,754	6,160

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	121

Notes to the Financial Statements

for the year ended 31 December 2006

25.	INCOME TAX (continued)

A reconciliation of the expected tax with the actual tax expense is as follows:

		The Group
	Note	2006 RMB millions	2005 RMB millions

Profit before taxation		33,979	34,114
Expected PRC income tax expense at statutory tax rate of 33%	(i)	11,213	11,258
Differential tax rate on subsidiaries’ income	(i)	(1,714)	(1,689)
Non-deductible expenses	(ii)	657	720
Non-taxable income	(iii)	(1,989)	(2,651)
Tax credit for domestic equipment purchases		(1,413)	(1,478)
Income tax		6,754	6,160

Note:

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at preferential rates ranging from 7.5% to 15%.

(ii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.

(iii)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

122	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

26.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION

The following table sets out the remuneration received or receivable by the Company’s directors and supervisors:

	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands

2006

Executive directors

Wang Xiaochu	–	324	745	64	–	1,133

Leng Rongquan	–	291	671	58	–	1,020

Wu Andi	–	276	633	54	314	1,277

Zhang Jiping	–	276	633	54	314	1,277

Huang Wenlin	–	276	633	54	314	1,277

Li Ping	–	276	633	54	314	1,277

Wei Leping	–	108	107	22	162	399

Yang Jie	–	276	633	52	–	961

Sun Kangmin	–	276	633	53	–	962

Independent non-executive directors

Zhang Youcai	150	–	–	–	–	150

Vincent Lo Hong Sui	200	–	–	–	–	200

Shi Wanpeng	150	–	–	–	–	150

Xu Erming	150	–	–	–	–	150

Tse Hau Yin	500	–	–	–	–	500

Supervisors

Zhang Xiuqin	–	142	218	50	236	646

Li Jian	–	131	174	40	170	515

Xu Cailiao	–	109	188	36	144	477

Ma Yuzhu	–	173	263	50	236	722

Independent supervisor

Zhu Lihao	75	–	–	–	–	75

	1,225	2,934	6,164	641	2,204	13,168

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	123

Notes to the Financial Statements

for the year ended 31 December 2006

26.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION (continued)

The following table sets out the remuneration received or receivable by the Company’s directors and supervisors (continued):

	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands

2005

Executive directors
Wang Xiaochu	–	304	33	61	–	398
Leng Rongquan	–	274	30	55	–	359
Wu Andi	–	259	251	51	278	839
Zhang Jiping	–	259	251	51	278	839
Huang Wenlin	–	259	251	51	278	839
Li Ping	–	259	251	51	278	839
Wei Leping	–	259	251	51	278	839
Yang Jie	–	259	191	49	–	499
Sun Kangmin	–	258	191	50	–	499
Cheng Xiyuan	–	159	475	13	232	879
Feng Xiong	–	182	487	57	232	958

Independent non-executive directors
Zhang Youcai	130	–	–	–	–	130
Vincent Lo Hong Sui	208	–	–	–	–	208
Shi Wanpeng	130	–	–	–	–	130
Xu Erming	50	–	–	–	–	50
Tse Hau Yin	173	–	–	–	–	173

Supervisors
Zhang Xiuqin	–	130	262	44	209	645
Li Jian	–	32	78	12	151	273
Xu Cailiao	–	23	63	10	128	224
Ma Yuzhu	–	43	87	15	209	354
Li Jing	–	53	104	13	–	170
Xie Songguang	–	70	120	16	–	206
Wang Huanhui	10	–	–	–	–	10

Independent supervisor
Zhu Lihao	60	–	–	–	–	60
	761	3,082	3,376	650	2,551	10,420

124	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

27.	INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five highest paid individuals of the Group for the year ended 31 December 2006, all of them were directors of the Company and their remuneration has been disclosed in Note 26. Of the five highest paid individuals of the Group for the year ended 31 December 2005, four of them were directors of the Company and whose remuneration was disclosed in Note 26. For the year ended 31 December 2005, the Group’s remaining highest paid individual was not a director or a supervisor of the Company and whose remuneration included salaries, allowances and benefits in kind of RMB850 thousands and retirement benefits of RMB82 thousands.

None of these employees received any inducements or compensation for loss of office, or waived any emoluments during the periods presented.

28.	PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The consolidated profit attributable to equity holders of the Company includes a profit of RMB19,276 million (2005: RMB18,451 million) which has been dealt with in the stand-alone financial statements of the Company.

29.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on 26 March 2007, a final dividend of equivalent to HK$0.085 per share totalling approximately RMB6,820 million for the year ended 31 December 2006 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2006.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 23 May 2006, a final dividend of RMB0.077637 (equivalent to HK$0.075) per share totalling RMB6,283 million in respect of the year ended 31 December 2005 was declared, which was paid on 15 June 2006.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2005, a final dividend of RMB0.069139 (equivalent to HK$0.065) per share totalling RMB5,596 million in respect of the year ended 31 December 2004 was declared, which was paid on 23 June 2005.

30.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2006 and 2005 is based on the profit attributable to equity holders of the Company of RMB27,142 million and RMB27,912 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	125

Notes to the Financial Statements

for the year ended 31 December 2006

31.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases business premises through non-cancelable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing. The Company does not have significant operating lease commitments.

As at 31 December 2006 and 2005, the Group’s future minimum lease payments under non-cancelable operating leases having initial or remaining lease terms of more than one year were as follows:

	2006	2005
	RMB millions	RMB millions

Within1 year	468	326
Between 1 to 2 years	315	195
Between 2 to 3 years	266	134
Between 3 to 4 years	223	119
Between 4 to 5 years	172	108
Thereafter	329	180

Total minimum lease payments	1,773	1,062

Total rental expense in respect of operating leases charged to the consolidated income statement for the year ended 31 December 2006 was RMB1,262 million (2005: RMB1,208 million).

Capital commitments

As at 31 December 2006 and 2005, the Group and the Company had capital commitments as follows:

	The Group		TheCompany
	2006 RMB millions	2005 RMB millions	2006 RMB millions	2005 RMB millions
Authorised and contracted for Properties	570	513	113	148
Telecommunicationsnetwork plant and equipment	2,832	2,278	3	16
	3,402	2,791	116	164
Authorised but not contracted for Properties	1,622	1,896	165	110
Telecommunications network plant and equipment	5,590	3,047	6	15
	7,212	4,943	171	125

126	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

31.	COMMITMENTS AND CONTINGENCIES (continued)

Contingent liabilities

(a)	The Company and the Group were advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Predecessor Operations and the Acquired Groups transferred to the Company in connection with the Restructuring and the Acquisitions, no other liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring and the Acquisitions.

(b)	As at 31 December 2006 and 2005, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

As at 31 December 2006, the Company’s undiscounted maximum amount of potential future payments under guarantees given to banks in respect of banking facilities granted to subsidiaries was RMB1,649 million (2005: RMB1,497 million).

Legal	contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

32.	CONCENTRATION OF RISKS

Credit	and concentration risks

The carrying amounts of cash and cash equivalents, time deposits, accounts receivable and other receivables represent the Group’s maximum exposure to credit risk in relation to financial assets. The majority of the Group’s accounts receivable relate to provision of telecommunications services to residential and corporate customers operating in various industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable.

The Group has a diversified base of customers. No single customer contributed more than 10% of revenues for the periods presented.

The Group does not have concentrations of available sources of labour, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations. The Group places its cash with several large state-owned financial institutions in the PRC.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	127

Notes to the Financial Statements

for the year ended 31 December 2006

32.	CONCENTRATION OF RISKS (continued)

Business and economic risks

The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with companies operating in United States and Western Europe. These include risks associated with, among others, the political, economic, legal environment and social uncertainties in the PRC, influence of the Ministry of Information Industry over certain aspects of the Group’s operations and competition in the telecommunications industry. In addition, the ability to negotiate and implement specific business development projects in a timely and favourable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for the past two decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective and as a result, changes in the rate or method of taxation, reduction in tariff protection and other import restrictions, and changes in State policies and regulations affecting the telecommunications industry may have a negative impact on the Group’s operating results and financial condition.

The Group’s wireline telecommunications networks interconnect with the networks of other state-owned telecommunications operators. The Group also leases wireline telecommunications networks to these operators in the normal course of business. The interconnection and leased line charges are regulated by the Ministry of Information Industry. The extent of the Group’s interconnection and leased line transactions with other state-owned telecommunications operators in the PRC is as follows:

	2006	2005
	RMB millions	RMB millions

Interconnection revenues	12,035	10,947
Interconnection charges	3,405	2,643
Leased line revenues	1,088	2,020

Currency risk

Substantially all of the revenue-generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People’s Bank of China. However, the unification of the exchange rate does not imply convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions must take place either through the People’s Bank of China or other institutions authorised to buy and sell foreign exchange or at a swap center. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

On 21 July 2005, the People’s Bank of China announced that the PRC government reformed the exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

Interest rate risk

The interest rates and terms of repayment of the Group’s debts are disclosed in Note 13.

128	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

33.	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a)	Transactions with China Telecom Group

The Group is a part of a large group of companies under China Telecom, a company owned by the PRC government, and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

		2006	2005
	Note	RMB millions	RMB millions

Purchases of telecommunications equipment and materials	(i)	155	267
Construction, engineering and information technology services	(ii)	8,216	6,575
Provision of community services	(iii)	2,378	2,632
Provision of ancillary services	(iv)	3,238	2,456
Provision of comprehensive services	(v)	1,143	425
Operating lease expenses	(vi)	364	386
Centralised service expenses	(vii)	306	275
Interconnection revenues	(viii)	179	183
Interconnection charges	(viii)	750	725
Interest on amounts due to and loans from China Telecom Group	(ix)	2,361	2,849

Note:

(i)	Represent commission paid and payable for procurement services provided by China Telecom Group.

(ii)	Represent network construction, engineering and information technology services provided by China Telecom Group.

(iii)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, hygiene and other community services.

(iv)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(v)	Represent amounts paid and payable to entities of China Telecom Group which were not within the scope of other related party service agreements in respect of services for procurement of telecommunications equipment, network design, software upgrade, system integration and manufacturing of calling cards.

(vi)	Represent amounts paid and payable to China Telecom Group for leases of business premises and inter- provincial transmission optic fibres.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	129

Notes to the Financial Statements

for the year ended 31 December 2006

33.	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with China Telecom Group (continued)

Note:

(vii)	Represent net amount charged by China Telecom Group for costs associated with common corporate services and international telecommunications facilities.

(viii)	Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.

(ix)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecom and loans from China Telecom Group (Note 13).

Amounts due from/to China Telecom Group included in the following balances are summarised as follows:

	2006	2005
	RMB	RMB
	millions	Millions
Accounts receivable	136	224
Prepayments and other current assets	548	606

Total amounts due from China Telecom Group	684	830
Accounts payable	6,482	6,886
Accrued expenses and other payables	1,982	4,534
Short-term debt	23,766	20,384
Long-term debt	30,150	40,150

Total amountsdue to China Telecom Group	62,380	71,954

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The term and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 13.

As at 31 December 2006 and 2005, no material impairment losses for bad and doubtful debts was recorded in respect of amounts due from China Telecom Group.

On 30 August 2006, the Company entered into a strategic agreement (“the Agreement”) with China Communication Services Corporation Limited (“CCS”), a company under the control of China Telecommunication Corporation. The Agreement was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on 25 October 2006. The Agreement will be effective from 1 January 2007 to 31 December 2009, pursuant to which the Company’s subsidiaries in the Shanghai, Guangdong, Zhejiang, Fujian, Hubei and Hainan regions will, on an annual basis, procure design, construction and engineering services provided by CCS for at least 12.5% of these subsidiaries’ capital expenditure. In return, CCS agreed to provide an additional price discount of at least 5% for the above services. In addition, the above subsidiaries will also procure facilities management services provided by CCS of not less than RMB1,330 million during the effective period of the Agreement.

130	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

33.	RELATED PARTY TRANSACTIONS (continued)

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	2006	2005
	RMB	RMB
	thousands	Thousands
Short-term employee benefits	10,323	7,219
Post-employment benefits	641	650
Equity-based compensation benefits	2,204	2,551
	13,168	10,420

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organised by municipal and provincial governments for its employees. Further details of the Group’s post- employment benefit plans are disclosed in Note 34.

(d)	Transactions with other state-owned entities in the PRC

The Group is a state-controlled public utilities enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the State through government authorities, agencies, affiliations and other organisations (collectively referred to as “state- controlled entities”).

Apart from transactions with parent company and its affiliates, the Group have transactions with other state-controlled entities which include but not limited to the following:

—   sales and purchases of goods, properties and other assets

—   rendering and receiving services

—   lease of assets

—   depositing and borrowing money

—   use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not state-controlled. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are state-controlled entities or not.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	131

Notes to the Financial Statements

for the year ended 31 December 2006

33.	RELATED PARTY TRANSACTIONS (continued)

(d)	Transactions with other state-owned entities in the PRC (continued)

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

(i)	Transactions with other state-controlled telecommunications operators in the PRC

The Group’s wireline telecommunications networks interconnect with the networks of other state-controlled telecommunications operators. The Group also leases wireline telecommunications networks to these operators in the normal course of business. The interconnection and leased line charges are regulated by the Ministry of Information Industry. The extent of the Group’s interconnection and leased line transactions with other state- controlled telecommunications operators in the PRC is disclosed in Note 32.

Amounts due from/to other state-controlled telecommunications operators in the PRC included in the following balances are summarised as follows:

	2006	2005
	RMB	RMB
	millions	Millions
Accounts receivable	1,791	1,786
Prepayments and other current assets	242	397

Total amounts due from other sate-controlled telecommunications operators in the PRC	2,033	2,183
Accounts payable	63	67
Accrued expenses and other payables	181	243

Total amounts due to other sate-controlled telecommunications operators in the PRC	244	310

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As at 31 December 2006 and 2005, there were no material impairment losses for bad and doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

132	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

33.	RELATED PARTY TRANSACTIONS (continued)

(d)	Transactions with other state-owned entities in the PRC (continued)

(ii)	Transactions with state-controlled banks

The Group deposits its cash balances with several state-controlled banks in the PRC and obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income earned from deposits with and interest expenses incurred on loans from state-controlled banks in the PRC are as follows:

	2006	2005
	RMB	RMB
	millions	millions
Interest income	326	243
Interest expense	2,993	3,861

The amounts of cash deposited with and loans from sate-controlled banks in the PRC are Summarized as follows:

	2006	2005
	RMB	RMB
	millions	millions
Cash at bank	10,475	11,572
Time deposits with maturity within three months	7,705	3,538
Time deposits with maturity over three months	119	292

Total deposits with state-controlled banks in the PRC	18,299	15,402
Short-term loans	35,750	45,704
Long-term loans	15,347	24,584

Total loans with state-controlled banks in the PRC	51,097	70,288

Further details of the interest rates and repayment terms of loans from state-controlled banks are set out in Note 13.

The directors believe the above information provides meaningful disclosure of related party transactions.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	133

Notes to the Financial Statements

for the year ended 31 December 2006

34.	POST-EMPLOYMENT BENEFITS PLANS

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the year ended 31 December 2006 were RMB2,374 million (2005: RMB2,258 million).

The amount payable for contributions to defined contribution retirement plans as at 31 December 2006 was RMB522 million (2005: RMB591 million).

35.	STOCK APPRECIATION RIGHTS

The Group implemented a stock appreciation rights plan for members of its management to provide incentives to these employees. Under this plan, stock appreciation rights are granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise. The Company recognises compensation expense of the stock appreciation rights over the applicable vesting period.

In March 2003, the Company’s compensation committee approved the granting of 276.5 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$1.48 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 18 months after the date of grant. As at each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In April 2005, the Company’s compensation committee approved the granting of 560.0 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$2.78 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As at each of the third, fourth, fifth and six anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In January 2006, the Company’s compensation committee approved the granting of 837.3 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$2.85 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As at each of the third, fourth, fifth and six anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

134	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

35.	STOCK APPRECIATION RIGHTS (continued)

During the year ended 31 December 2006, 67 million (2005: 70 million) stock appreciation right units were exercised. For the year ended 31 December 2006, compensation expense recognised by the Group in respect of stock appreciation rights was RMB514 million (2005: RMB81 million).

As at 31 December 2006, the carrying amount of liability arising from stock appreciation rights was RMB574 million (2005: RMB129 million). As at 31 December 2006, the intrinsic value of the vested stock appreciation rights outstanding was nil (2005: RMB0.4 million).

36.	FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, time deposits, investments, accounts receivable, amounts due from China Telecom Group, advances and other receivables. Financial liabilities of the Group include debts, accounts payable, amounts due to China Telecom Group, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

The disclosures of the fair value estimates, methods and assumptions set forth below for the Group’s financial instruments are made to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following summarises the major methods and assumptions used in estimating the fair values of the Group’s financial instruments.

Long-term debt: The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. As at 31 December 2006 and 2005, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	2006		2005
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions

Long-term debt	45,499	43,733	64,740	63,561

Except for available-for-sale equity securities which had fair value of RMB104 million as at 31 December 2006 (2005: RMB38 million) based on quoted price on a PRC stock exchange, the Group’s long-term investments are unlisted equity interests for which no quoted market prices exist in the PRC. Accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

The fair values of all other financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	135

Notes to the Financial Statements

for the year ended 31 December 2006

37.	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The Group bases the assumptions and estimates on historical experience and on other factors that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of significant accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. The Group believes the following significant accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

Revenue recognition for upfront connection and installation fees

The Group defers the recognition of upfront fees for activation of wireline services and wireline installation fees and amortises such fees over the expected customer relationship period of ten years. The related direct incremental customer acquisition costs (including direct costs of installation) are also deferred and amortised over the same expected customer relationship period. The Group estimates the expected customer relationship period based on the historical customer retention experience with consideration of the expected level of future competition, the risk of technological or functional obsolescence of its services, technological innovation, and the expected changes in the regulatory and social environment. If the Group’s estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of deferred revenue and deferred customer acquisition costs would change for future periods. There have been no changes to the estimated customer relationship period for the years presented.

Impairment losses for bad and doubtful debts

The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases its estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs might be higher than expected and could significantly affect the results of future periods.

136	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

37.	ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

Impairment on long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognised in accordance with accounting policy for impairment of long-lived assets as described in Note 2(l). The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). It is difficult to precisely estimate selling price because quoted market prices for the Group’s long-lived assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	137

Notes to the Financial Statements

for the year ended 31 December 2006

38.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2006

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended 31 December 2006 and which have not been adopted in these financial statements:

Effective for accounting period beginning on or after

IFRS 7, Financial instruments: disclosures	1 January 2007

IFRS 8, Operating segments	1 January 2009

IFRIC 7, Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies	1 March 2006

IFRIC 8, Scope of IFRS 2	1 May 2006

IFRIC 9, Reassessment of embedded derivatives	1 June 2006

IFRIC 10, Interim financial reporting and impairment	1 November 2006

IFRIC 11, IFRS 2 — Group and treasury share transactions	1 March 2007

IFRIC 12, Service concession arrangements	1 January 2008

Amendment to IAS 1, Presentation of financial statements: capital disclosures	1 January 2007

Revised guidance on Implementing IFRS 4	1 January 2007

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far the Group believes that the adoption of the above amendments, revised guidance, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

138	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

39.	NON-ADJUSTING POST BALANCE SHEET EVENT

On 16 March 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which will take effect on 1 January 2008. According to the new tax law, the corporate income tax rate for entities other than certain high-tech enterprises and small-scale enterprises earning a “small profit”, as defined in the new tax law, will be revised to 25%. In addition, entities that are currently taxed at preferential rates will be subject to a five-year transition period during which the tax rates will gradually be increased to the unified rate of 25% from 1 January 2008. As a result of the new tax law, it is expected that the income tax rate applicable to the Company and certain of its subsidiaries will be reduced from 33% to 25% from 1 January 2008. However, since the detailed implementation rules as to how the existing preferential rates will gradually be increased to the unified rate of 25% over the five-year transition period have not been formulated and promulgated, management is not yet in a position to estimate the impact of the new tax law on the deferred tax assets and liabilities of certain subsidiaries which are being taxed at preferential rates. The financial effect of the new tax law, if any, will be reflected in the Group’s 2007 financial statements. The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

40.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Group as at 31 December 2006 is China Telecommunications Corporation, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	139

Supplementary Information for American Depositary Shareholders

The Group’s accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The significant differences are set out below.

(a)	Revaluation of property, plant and equipment

In connection with the Restructuring, the property, plant and equipment of the Company’s predecessor operations were revalued as at 31 December 2001. The net revaluation deficit was reflected in the consolidated financial statements as at 31 December 2001. Such revaluation resulted in an increase directly to equity of RMB4,154 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB11,930 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In connection with the First Acquisition, the property, plant and equipment of the First Acquired Group were revalued as at 31 December 2002. The net revaluation deficit was reflected in the consolidated financial statements as at 31 December 2002. Such revaluation resulted in an increase directly to equity of RMB760 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB14,690 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In connection with the Second Acquisition, the property, plant and equipment of the Second Acquired Group were revalued as at 31 December 2003. The net revaluation deficit was reflected in the consolidated financial statements as at 31 December 2003. Such revaluation resulted in an increase directly to equity of RMB1,537 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB14,832 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In accordance with Group’s accounting policy, the property, plant and equipment of the Group were revalued as at 31 December 2004. The net revaluation deficit was reflected in the consolidated financial statements as at 31 December 2004. Such revaluation resulted in an increase directly to equity of RMB1,233 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB1,262 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

140	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation unless an impairment loss has been recorded. An impairment loss on property, plant and equipment is recorded under US GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows resulting from the use of the asset and its eventual disposition. The future undiscounted cash flows of the Group’s property, plant and equipment, whose carrying amount was reduced as a result of the above revaluations, exceed the historical cost carrying amount of such property, plant and equipment and, therefore, impairment of such assets is not appropriate under US GAAP. Accordingly, the revaluation reserve recorded directly to equity and the charges to income recorded under IFRS as a result of the above revaluations, are reversed for US GAAP purposes.

However, as a result of the tax deductibility of the net revaluation deficit, a deferred tax liability related to the net revaluation deficit is created under US GAAP with a corresponding decrease in equity.

(b)	Disposal of revalued property, plant and equipment

Under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset’s historical cost carrying amount and included in current earnings.

(c)	Effect of change in tax rate

Under IFRS, the effect of a change in tax rate that results in a change in the carrying amounts of deferred tax assets and liabilities is charged or credited directly to equity, to the extent that such deferred tax assets and liabilities were previously charged or credited to equity upon initial recognition. Under US GAAP, the effect of a change in tax rate for all items of deferred tax assets and liabilities is recorded in the income statement.

(d)	Minority interests

Under IFRS, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the period are presented on the face of the consolidated income statement as an allocation of the total net profit for the period between the minority interests and the equity shareholders of the Company. Under US GAAP, minority interests at the balance sheet date are presented in the consolidated balance sheet either as liabilities or separately from liability and equity. Minority interests in the results of the Group for the period are also separately presented in the consolidated income statement as deduction before arriving at the net profit.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	141

Supplementary Information for American Depositary Shareholders

(e)	Recently issued accounting standards

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after 15 November 2007. Currently, the Group does not expect the adoption of SFAS No. 157 will have a material impact on its consolidation financial statements.

FIN No. 48

In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109” (“FIN48”). FIN 48 requires that the Group recognises in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for the first fiscal year beginning after 15 December 2006. Currently, the Group does not expect the adoption of this Interpretation will have a material effect on its consolidated financial statements.

(f)	Reconciliation of net profit and equity attributable to equity holders of the Company under IFRS to US GAAP

The effect on net profit of significant differences between IFRS and US GAAP for the years ended 31 December 2006 and 2005 is as follows:

	2006 RMB millions	2005 RMB Millions
Net profit attributable to equity holders of the Company under IFRS	27,142	27,912
US GAAP adjustments:
Depreciation on revalued property, plant and equipment, net of minority interests of RMB14 million for 2006 and RMB15 million for 2005	(6,410)	(6,844)
Disposal of revalued property, plant and equipment	(406)	(316)
Effect of change in tax rate on deferred tax assets arising from revaluation of land use rights	5	(5)
Effect of change in tax rate on deferred tax liabilities arising from revaluation of property, plant and equipment	(22)	22
Deferred tax effect of US GAAP adjustments	1,737	1,806
Net profit attributable to equity holders of the Company under US GAAP	22,046	22,575
Basic earnings per share under US GAAP	0.27	0.28
Basic earnings per ADS* under US GAAP	27.24	27.89

*	Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 H shares.

142	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

The effect on equity of significant differences between IFRS and US GAAP as at 31 December 2006 and 2005 is as follows:

	2006	2005
	RMB	RMB
	millions	Millions
Equity attributable to equity holders of the Company under IFRS	202,425	181,517
US GAAP adjustments:
Revaluation of property, plant and equipment, net of minority interests of RMB10 million as at 31 December 2006 and RMB24 million as at 31 December 2005	8,471	15,287
Deferred tax effect of US GAAP adjustment	(1,976)	(3,691)
Equity attributable to equity holders of the Company under USGAAP	208,920	193,113

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	143

Financial Summary

(Amounts in millions, except per share data)

	Year ended 31 December
	2006	2005	2004	2003	2002
	RMB	RMB	RMB	RMB	RMB

Results
Upfront connection fees	4,971	6,781	8,458	9,771	10,564
Upfront installation fees	2,913	2,970	2,865	2,643	2,305
Monthly fees	28,973	30,351	29,827	27,499	25,338
Local usage fees	46,188	47,624	47,646	45,815	44,440
DLD	25,517	25,993	26,231	25,460	25,726
ILD	3,140	3,407	3,788	3,943	3,878
Internet	23,630	17,862	14,109	10,007	5,998
Managed data	3,031	2,958	3,015	3,210	3,147
Interconnections	14,095	12,838	10,719	8,365	7,524
Leased line	4,503	4,464	4,154	5,103	5,520
Value-added services and others	18,132	14,062	10,400	9,737	6,466

Operating revenues	175,093	169,310	161,212	151,553	140,906
Depreciation and amortisation	51,272	49,652	47,170	46,597	45,810
Network operations and support	30,723	30,334	27,611	31,338	34,403
Selling, general and administrative	22,214	19,892	19,229	16,778	13,503
Personnel expenses	26,019	24,960	23,233	20,812	18,894
Other operating expenses	6,255	5,518	4,139	3,176	3,188

Operating expenses	136,483	130,356	121,382	118,701	115,798

Operating profit	38,610	38,954	39,830	32,852	25,108
Deficit on revaluation of poperty, plant and equipment	–	–	(1,262)	(14,832)	(14,690)
Net finance costs	(4,667)	(4,895)	(5,340)	(3,606)	(4,071)
Investment (loss)/income	(25)	(7)	6	(42)	50
Share of profit from associates	61	62	29	35	38

Profit before taxation	33,979	34,114	33,263	14,407	6,435
Income tax	(6,754)	(6,160)	(5,187)	(469)	1,856

Profit for the year	27,225	27,954	28,076	13,938	8,291

Attributable to:
Equity holders of the Company	27,142	27,912	28,023	13,882	8,219
Minority interests	83	42	53	56	72

Profit for the year	27,225	27,954	28,076	13,938	8,291

Basic earnings per share	0.34	0.34	0.36	0.18	0.12

144	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

	As at 31 December
	2006	2005	2004	2003	2002
	RMB	RMB	RMB	RMB	RMB

Financial condition

Property, plant and equipment, net	328,304	328,281	320,179	309,896	311,241
Construction in progress	18,416	23,567	29,450	31,617	37,192
Other non-current assets	27,758	28,625	29,409	29,336	32,290
Cash and bank deposits	18,310	15,413	13,780	13,194	24,254
Other current assets	21,253	21,250	19,752	19,899	18,724

Total assets	414,041	417,136	412,570	403,942	423,701

Current liabilities	156,575	156,976	151,944	149,135	147,478
Non-current liabilities	53,593	77,199	100,007	102,744	88,012

Total liabilities	210,168	234,175	251,951	251,879	235,490

Total equity attributable to equity holders of the Company	202,425	181,517	159,206	150,794	187,025
Minority interests	1,448	1,444	1,413	1,269	1,186

Total equity	203,873	182,961	160,619	152,063	188,211

Total liabilities and equity	414,041	417,136	412,570	403,942	423,701

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	145

Shareholder Information

Share Information

Share Listing

China Telecom Corporation Limited’s H shares were listed on The Stock Exchange of Hong Kong Limited on 15 November 2002 and New York Stock Exchange as American Depositary Shares (ADSs) on 14 November 2002. ADSs are issued by Bank of New York. Each ADS traded in the United States represents 100 ordinary shares.

Stock Code

The Stock Exchange of Hong Kong Limited	728
New York Stock Exchange	CHA

Share Price Performance

2006 share price	HK$ per H share			US$ per ADS
	High	Low	Close	High	Low	Close

	4.31	2.28	4.26	54.75	29.62	54.40

Share price change in 2006			+49%			+49%

Number of issued shares: (as at 31 December 2006)	80,932,368,321

Market capitalisation: (as at 31 December 2006)	HK$345 billion

Share price performance of China Telecom (CT) on the Stock Exchange of Hong Kong Limited versus Hang Seng Index (HSI) and MSCI World Telecom Service Sector Index (MSCI) from IPO on 15 November 2002 to 31 December 2006.

146	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Distribution of shares and shareholdings

The share capital of the Company as at 31 December 2006 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2006, the share capital of the Company comprised:

	Number of shares	% of the total number of shares

Total number of Domestic shares:	67,054,958,321	82.85
Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Compan	2,137,473,626	2.64
Fujian State-owned Assets Investment Holdings Co., Ltd.	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs):	13,877,410,000	17.15

Total	80,932,368,321	100

Major shareholders of H shares

The following table shows the major shareholders that exercised or controlled the exercise of 5% or above of H shares as at 31 December 2006.

Name of shareholder	Number of H shares held	% of the total number of H shares in issue

Commonwealth Bank of Australia	1,248,848,000	9.00

JPMorgan Chase & Co.	1,006,391,826	7.25

Halbis Capital Management (Hong Kong) Limited	716,540,000	5.16

Dividend History

Financial Year	Shareholder Approval Date	Payment Date	Dividend per Share (HK$)
2002 Final	20 June 2003	10 July 2003	0.00837	*
2003 Final	3 May 2004	20 May 2004	0.065
2004 Final	25 May 2005	23 June 2005	0.065
2005 Final	23 May 2006	15 June 2006	0.075
2006 Final	29 May 2007	15 June 2007	0.085	**

*	On the basis of HK$0.065 per share, pro-rated based on the number of days the Company’s shares have been listed during the year of 2002.

**	The dividend proposal is subject to shareholders’ approval at the annual general meeting to be held on 29 May 2007.

CHINA TELECOM CORPORATION LIMITED ANNUAL REPORT 2006	147

Shareholder Information

Annual Reports

Our annual reports in both English and Chinese are now available through the Internet at http://www.chinatelecom-h.com.

The Company will file an annual report in Form 20-F for the year 2006 with the United States Securities & Exchange Commission by 30 June 2007.

Annual General Meeting

To be held at 11a.m. on 29 May 2007 in JW Marriott Hotel Hong Kong

Registered Office		H share registrar

Address:	31 Jinrong Avenue	Computershare Hong Kong Investor Services Limited
	Xicheng District	Address:	1712- 1716, 17th Floor
	Beijing		Hopewell Centre
	PRC 100032		183 Queen’s Road East, Wanchai
Tel:	86 10 6642 8166		Hong Kong
Fax:	86 10 6601 0728	Tel:	852 2862 8555
		Fax:	852 2865 0990
		Email:	hkinfo@computershare.com.hk

Investor Relations		ADS depositary

Investor Relations Department		The Bank of New York
Tel:	852 2877 9777	Address:	Investor Services
Fax:	852 2877 0988		P.O. Box 11258
Email:	ir@chinatelecom-h.com		Church Street Station
New York, NY 10286-1258

Office of the Board of Directors		Tel:	1-888-269-2377 (toll free in USA)
Tel:	86 10 6642 8166		1-212-815-3700 (international)
Fax:	86 10 6601 0728	Email:	shareowners@bankofny.com
Email:	ir@chinatelecom.com.cn	Websites:	http://www.stockbny.com

Reminder — Invitation to China Telecom — Annual Report Survey

Annual report is a key communication bridge between you and the Company. So we would like to conduct a survey to find out your comments for our further improvement in the future. Your responses are very valuable and we would highly appreciate if you can spare your precious time to complete the questionnaire, “Your Views on 2006 Annual Report,” attached in this annual report. Please return it by post or fax to us at +852 2877 0988. You can also fill in the electronic form at www.chinatelecom-h.com. Thank you!

For further information, please browse our website at www.chinatelecom-h.com

Forward-Looking Statements

Certain statements contained in this document may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

148	ANNUAL REPORT 2006 CHINA TELECOM CORPORATION LIMITED

Our Mind     Our Business     Our Financials     Our Systems     Our People     Our Heart are ready for full services convergence offering (voice, data, media) to provide one-stop services and total solutions to our customers to satisfy their needs on communications, entertainment and information in their everyday life.

Ready for next MOVES

CHINA TELECOM CORPORATION LIMITED

中国电信
CHINA TELECOM

CHINA TELECOM CORPORATION LIMITED

ANNUAL REPORT 2006
www.chinatelecom-h.com

31 Jinrong Avenue, Xicheng District,
Beijing, PRC, 100032

ANNUAL REPORT 2006

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